As Filed with the Securities and Exchange Commission on March 10, 2004

Registration No. 333-112337

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

BB&T CORPORATION

(Exact name of registrant as specified in its charter)

North Carolina	6060	56-0939887
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 West Second Street

Winston-Salem, North Carolina 27101

(336) 733-2000

(Address, including Zip Code, and telephone number, including area code, of registrant’s principal executive offices)

Scott E. Reed

150 South Stratford Road, 4th Floor

Winston-Salem, North Carolina 27104

(336) 733-2000

(Name, address, including Zip Code, and telephone number, including area code, of agent for service)

The Commission is requested to send copies of

all communications to:

Christopher E. Leon, Esq.	Edward D. Herlihy, Esq.
Womble Carlyle Sandridge & Rice, PLLC	Wachtell, Lipton, Rosen & Katz
One West Fourth Street	51 West 52nd Street
Winston-Salem, North Carolina 27101	New York, New York 10019

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Special Meeting of Shareholders

The Board of Directors of Republic Bancshares, Inc. has unanimously approved a merger combining Republic and BB&T Corporation. In the merger, you will receive, depending upon your election, either .81 shares of BB&T common stock or $31.79 in cash for each share of Republic common stock that you own (up to the aggregate cash consideration available to all Republic shareholders in the merger) plus cash instead of any fractional shares. To the extent that total cash elections from Republic shareholders exceed the aggregate cash available, Republic shares exchanged for the cash election will be reallocated to the stock election on a proportional basis, as described in more detail in the accompanying proxy statement/prospectus.

BB&T common stock is listed on the New York Stock Exchange under the symbol “BBT.” On December 1, 2003, the last full NYSE trading day before public announcement of the merger, the closing price of BB&T common stock was $39.66. Based on the .81 exchange ratio and the closing price of BB&T common stock on December 1, 2003, the implied dollar value of the BB&T common stock merger consideration (including all cash to be paid in respect of shares of Republic common stock) was approximately $31.99 per share of Republic common stock, and the implied transaction value was approximately $424,565,276 (both values being based on the number of shares of Republic common stock outstanding on that date and assuming that Republic shareholders elect to receive the maximum amount of cash consideration available in the merger and assuming no cash is paid instead of any fractional shares of BB&T common stock). On March 9, 2004, the latest practicable date prior to the printing of this document, the closing price of BB&T common stock was 37.37. Based on the .81 exchange ratio and the closing price of BB&T common stock on March 9, the implied dollar value of the BB&T common stock merger consideration (including all cash to be paid in respect of shares of Republic common stock) was approximately $30.88 per share of Republic common stock, and the implied transaction value was approximately $410,818,930 (both values being based on the number of shares of Republic common stock outstanding on that date and assuming that Republic shareholders elect to receive the maximum amount of cash consideration available in the merger and assuming no cash is paid instead of any fractional shares of BB&T common stock). BB&T expects to issue approximately 7,020,731 million shares of common stock in the merger (including as a result of the conversion of Republic stock options and stock appreciation rights, and assuming that Republic shareholders elect to receive the maximum amount of cash consideration in the merger), which will represent approximately 1.28% of the outstanding BB&T common stock following completion of the merger.

The price of BB&T common stock will fluctuate prior to completion of the merger. As explained on page 32 of this proxy statement/prospectus, the merger does not include a price-based termination right, and Republic has not obtained an updated fairness opinion from its financial advisor. Republic shareholders do not have the right to seek an appraisal of the value of their Republic shares in the merger.

We expect the merger to generally be tax-free with respect to BB&T common stock you receive and generally taxable with respect to cash you receive.

At the special meeting, you will consider and vote on the merger. The merger cannot be completed unless holders of at least a majority of the shares of Republic common stock entitled to vote approve the merger. The directors of Republic have agreed with BB&T to vote their shares of Republic common stock in favor of the merger. As of the record date, Republic’s directors, executive officers and their respective affiliates owned approximately 4,988,929 shares representing approximately 35.7% of the voting power.

The special meeting will be held at 10:00 a.m., Eastern time, on Tuesday, April 13, 2004 at Republic Bancshares’ corporate headquarters located at 111 Second Ave. NE, Suite 300, St. Petersburg, Florida 33701. You are cordially invited to attend.

This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully.

Your vote is very important. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card. If your shares are held in “street name,” you must instruct your broker to vote. If you fail to vote, the effect will be the same as a vote against the merger and the merger agreement.

The Republic Board of Directors has unanimously determined that the merger is advisable and in the best interests of Republic and its shareholders, and has unanimously approved the merger agreement. Accordingly, on behalf of the Republic Board of Directors, I urge you to vote “FOR” approval and adoption of the merger and the merger agreement.

William R. Klich

President and Chief Executive Officer

This proxy statement/prospectus is dated March 10, 2004 and is expected to be first mailed to shareholders of Republic on or about March 12, 2004.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the merger or BB&T common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares of BB&T common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about BB&T and Republic from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You may obtain copies of those documents by accessing the Securities and Exchange Commission’s Internet website maintained at “http://www.sec.gov” or by requesting copies in writing by telephone from the appropriate company at the following address:

BB&T Corporation	Republic Bancshares, Inc.
Shareholder Reporting	Secretary
Post Office Box 1290	111 Second Avenue, N.E., Suite 300
Winston-Salem, North Carolina 27102	St. Petersburg, Florida 33701
(336) 733-3021	(727) 823-7300

If you would like to request documents, please do so by April 6, 2004 in order to receive them before the special meeting. If you request any documents incorporated by reference from us, we will mail them to you promptly by first class mail or similar means.

See “Where You Can Find More Information” on page 76.

Republic Bancshares, Inc.

111 Second Avenue, N.E., Suite 300

St. Petersburg, Florida 33701

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 13, 2004

Republic Bancshares, Inc. will hold its special meeting of shareholders on April 13, 2004 at 10:00 a.m. Eastern time, at Republic Bancshares’ corporate headquarters located at 111 Second Ave. NE, Suite 300, St. Petersburg, Florida 33701, for the following purposes:

•	To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of December 1, 2003, between Republic Bancshares, Inc. and BB&T Corporation and a related plan of merger (collectively, the “merger agreement”), providing for the merger of Republic with and into BB&T (the “merger”). In the merger, each share of Republic common stock will be converted into the right to receive, according to each Republic shareholder’s election, either .81 shares of BB&T common stock or $31.79 in cash (up to the aggregate cash consideration available to all Republic shareholders in the merger). To the extent that total cash elections from Republic shareholders exceed the aggregate cash consideration available to all Republic shareholders in the merger, Republic shares exchanged for the cash election will be reallocated to the stock election on a proportional basis, as described in more detail in the accompanying proxy statement/prospectus. A copy of the merger agreement and related plan of merger are attached as Appendix A to the accompanying proxy statement/prospectus.

•	To approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the above proposal.

•	To transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting.

Additional information about the proposals set forth above may be found in the accompanying proxy statement/prospectus. Please carefully review the accompanying proxy statement/prospectus and merger agreement and the related plan of merger attached as Appendix A to the accompanying proxy statement/prospectus.

Holders of shares of Republic common stock as of the close of business on March 5, 2004, the record date, are entitled to notice of the meeting and to vote at the meeting or any adjournments or postponements of the meeting. If your shares are not registered in your own name, you will need additional documentation from the record holder in order to vote personally at the meeting.

The Republic Board of Directors has unanimously determined that the merger is advisable and in the best interests of Republic and its shareholders, and has unanimously approved the merger agreement. Accordingly, on behalf of the Republic Board of Directors, I urge you to vote “FOR” approval and adoption of the merger and the merger agreement.

You are strongly urged to vote on the above proposals. All Republic shareholders, whether or not they expect to attend the special meeting in person, are requested to complete, date, sign, and return the enclosed form of proxy in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the vote is taken by filing with Republic’s Secretary an instrument of revocation or a duly executed form of proxy bearing a later date, or by voting in person at the special meeting or by oral revocation in person to any of the persons named on the enclosed proxy card at the special meeting. Attendance at the meeting, however, will not by itself revoke a proxy.

By Order of the Board of Directors

Thomas A. Mann, II
Secretary

St. Petersburg, Florida

March 10, 2004

Regardless of the number of shares you hold, your vote is very important. Please complete, sign, date and promptly return the proxy card in the enclosed envelope so that your shares will be represented, whether or not you plan to attend the special meeting. Failure to secure a quorum on the date set for the special meeting will require an adjournment that will cause us to incur considerable additional expense.

i

Appendix A—Agreement and Plan of Reorganization and the Plan of Merger

Appendix B—Fairness Opinion of Keefe, Bruyette and Woods, Inc.

ii

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See “Where You Can Find More Information” on page 76.

Holders of Republic Common Stock Will Receive Shares of BB&T Common Stock, Cash or a Combination of Cash and Shares of BB&T Common Stock in the Merger (see page 31).

Under the merger agreement, if the merger is completed, you will receive one of the following forms of payment of the merger consideration in exchange for each of your shares of Republic common stock, as elected by you:

•	.81 shares of BB&T common stock—the “per share stock consideration”; or

•	$31.79 of cash—the “per share cash consideration”.

BB&T will deliver or mail to you a form of election and instructions for making your election as to the form of consideration you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger—Election of the Form of Payment of the Merger Consideration” on page 34. You may elect per share stock consideration with respect to a portion of your shares and per share cash consideration with respect to the remainder of your shares. To be effective, an election form must be properly completed and received by BB&T no later than 5:00 p.m. Eastern time on April 13, 2004. If you do not make an election by the election deadline, you will be deemed to have made an election to receive BB&T common stock.

After the election deadline, the elections made by Republic shareholders will be adjusted to ensure that the total cash to be paid as merger consideration by BB&T does not exceed the lesser of: (1) the product of $12.72 multiplied by the number of shares of Republic common stock outstanding at the close of business on the closing date (that is, approximately 40% of the aggregate merger consideration based on a per share value of $31.79 per Republic share or, in other words, 40% of the aggregate merger consideration based on the exchange ratio (.81) multiplied by $39.25 per BB&T share); or (2) 55% of the actual value of the aggregate merger consideration (in both cases, including the value of all cash paid instead of fractional shares of BB&T common stock) based upon the average of the high and low price per share of BB&T common stock on the NYSE as reported on NYSEnet.com on the date that the merger becomes effective (as of 4:00 p.m. Eastern time). As a result, the merger agreement provides rules, which are described under the heading “The Merger—Allocation of the Merger Consideration” on page 34 to allocate the stock and cash forms of merger consideration, based on the elections made by the Republic shareholders. Accordingly, if you elect per share cash consideration or a combination of per share cash consideration and per share stock consideration, you may receive cash for a lesser number of shares of Republic common stock than you elect. This could result in, among other things, tax consequences that differ from those that would have resulted had you received the exact form of merger consideration you elected. No fractional shares of BB&T common stock will be issued in connection with the merger. Instead, cash will be paid instead of any fractional share of BB&T common stock to which you would otherwise be entitled.

The table below shows the closing price of BB&T common stock, Republic common stock and the equivalent price per share of Republic common stock on December 1, 2003 (the last full NYSE and NASDAQ trading day before public announcement of the merger) and on March 9, 2004 (the last practicable date prior to the date of this proxy statement/prospectus). The equivalent price per share of Republic common stock is calculated by multiplying the BB&T per share closing price by the exchange ratio of .81, which is the number of shares of BB&T common stock that Republic shareholders would receive in the merger for each share of Republic common stock that they own if they elect the per share stock consideration.

	December 1, 2003	March 9, 2004
BB&T	39.66	37.37
Republic	29.64	31.12
Equivalent Price Per Share of Republic Common Stock	32.12	30.27

Because the .81 exchange ratio is fixed, but the market price of BB&T will fluctuate prior to the merger, the pro forma equivalent price per share of Republic common stock will also fluctuate prior to the merger, and you will not know the final equivalent price per share of Republic common stock when you vote upon the merger. This information relates only to the value of shares of Republic common stock that are converted into shares of BB&T common stock in the merger; shares of Republic common stock that are converted into the cash merger consideration will receive $31.79 per Republic share, regardless of the price of BB&T common stock at any time.

Set forth below is a table showing a range of prices for shares of BB&T common stock and the corresponding equivalent value per share of Republic common stock that is converted into BB&T common stock that a Republic shareholder would receive in the merger for each share of Republic common stock. The table does not reflect the fact that cash will be paid instead of fractional shares.

Closing Price of BB&T Common Stock	Equivalent Price Per Share of Republic Common Stock
30.00	24.30
31.00	25.11
32.00	25.92
33.00	26.73
34.00	27.54
35.00	28.35
36.00	29.16
37.00	29.97
38.00	30.78
39.00	31.59
39.25	31.79
40.00	32.40
41.00	33.21
42.00	34.02
43.00	34.83
44.00	35.64
45.00	36.45

The table set forth on page 33 shows the relationship between the closing value stock price of BB&T common stock and the total amount of consideration that would be received in exchange for 150 shares of Republic common stock, depending on whether the holder of Republic stock elected to receive all cash, all stock, or a mix of cash and stock. As indicated in that table, a closing value share price of BB&T stock of $39.25 per share produces the same total consideration received, regardless of which election is made. As the closing value share price of BB&T stock rises above $39.25 per share, a Republic shareholder receiving stock will receive relatively more consideration per share of Republic common stock on the closing date than if he or she received cash for his or her shares of Republic common stock on the closing date. Conversely, as the closing value share price of BB&T stock falls below $39.25 per share, a Republic shareholder receiving cash consideration will receive relatively more consideration on the closing date per share of Republic common stock than if he or she received BB&T common stock for his or her shares of Republic common stock on the closing date. The foregoing comparisons of receiving cash and stock consideration are independent of tax considerations.

Neither Republic or BB&T (or their respective Boards of Directors) nor their financial advisors make any recommendation as to whether you should choose BB&T common stock or cash for your shares of Republic common stock. You should consult with your own financial advisor about this decision.

BB&T common stock is traded on the New York Stock Exchange under the symbol “BBT.” Republic common stock is traded on the NASDAQ National Market under the symbol “REPB.” You should obtain current stock price quotations from a newspaper, the Internet or your broker. We urge you to obtain information on the market value of BB&T and Republic common stock that is more recent than that provided in this proxy statement/prospectus. The merger does not include a price based-termination right or other protection against declines in the market value of BB&T common stock.

EACH REPUBLIC SHAREHOLDER SHOULD:

•	Complete, date and sign the enclosed proxy and return it promptly in the prepaid, pre-addressed envelope provided.

•	Complete, date and sign the election form that is being separately mailed to you and return it promptly in the prepaid, pre-addressed envelope provided to you with the election form.

Please do not send in your Republic stock certificates at this time. You will receive instructions from BB&T shortly after the merger is completed telling you how to exchange your Republic common stock certificates for merger consideration. To be effective, an election form must be properly completed and received by BB&T no later than 5:00 p.m. Eastern Time on April 13, 2004.

You Will Not Be Subject to Federal Income Tax on Receipt of Shares in the Merger (page 48)

Neither Republic nor BB&T is required to complete the merger unless it receives a legal opinion from its respective counsel, dated as of the closing date, to the effect that, based on specified facts, representations and assumptions, the merger will be treated as a “reorganization” for federal income tax purposes. Therefore, we expect that, for federal income tax purposes, you generally will not recognize any gain or loss on the conversion of shares of Republic common stock into shares of BB&T common stock. You will be taxed, however, on your gain if you receive any cash (i) in exchange for shares of Republic common stock or (ii) instead of any fractional share of BB&T common stock. Tax matters are complicated, and the tax consequences of the merger may vary among shareholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

BB&T Expects to Continue to Pay Quarterly Dividends

BB&T currently pays regular quarterly cash dividends of $0.32 per share of its common stock and, over the past five years, has had a dividend payout ratio typically in the range of 35% to 45% of earnings and a compound annualized dividend growth rate of 13.1%. BB&T has increased its quarterly cash dividend payments for 32 consecutive years. BB&T expects that it will continue to pay quarterly dividends consistent with this payout ratio, but may change that policy based on business conditions, BB&T’s financial condition, earnings, regulatory limitations and other factors.

The Republic Board of Directors Unanimously Recommends Shareholder Approval (page 18)

The Republic Board of Directors believes that the merger is in the best interests of Republic shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement and the related plan of merger.

Republic’s Board of Directors Received a Fairness Opinion From Keefe, Bruyette & Woods, Inc. (page 24)

Republic’s financial advisor, Keefe, Bruyette & Woods, Inc. has given an opinion to the Republic Board of Directors that, as of December 1, 2003 (the date the merger agreement was executed) and based on and subject to the considerations described in its opinion, the merger consideration was fair from a financial point of view to holders of shares of Republic common stock. The full text of this opinion is attached as Appendix B to this proxy statement/prospectus. We encourage you to read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Keefe, Bruyette & Woods in rendering its fairness opinion. The opinion of Keefe, Bruyette & Woods has not been updated prior to the date of this document and does not reflect any change in circumstances after December 1, 2003. Keefe, Bruyette & Woods will be paid a fee in the amount of $2.95 million that will be payable at the time the merger is completed.

Republic Shareholders Do Not Have Dissent and Appraisal Rights (page 54)

Republic shareholders do not have the right to dissent from the merger and demand an appraisal of the fair value of their shares in connection with the merger.

Republic Shareholders Will Vote on the Merger at the Special Shareholders’ Meeting to be Held on April 13, 2004 (page 16)

Republic will hold a special shareholders’ meeting at 10:00 a.m., Eastern time, on April 13, 2004 at Republic Bancshares’ corporate headquarters located at 111 Second Ave. NE, Suite 300, St. Petersburg, Florida 33701. At the meeting, you will vote on the merger, the merger agreement, the plan of merger, the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to approve the matters being voted upon at the meeting and any other business that properly arises.

The Companies (pages 55, 58)

BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

(336) 733-2000

BB&T is a financial holding company with approximately $90.5 billion in assets as of December 31, 2003. As of that date, it was the fourth largest financial holding company in terms of assets headquartered in the Southeast. Through its banking subsidiaries, BB&T currently operates 1,359 branch offices in the Carolinas, Georgia, Virginia, Maryland, West Virginia, Tennessee, Kentucky, Florida, Alabama, Indiana and the Washington, D.C. area. BB&T ranks first in deposit market share in West Virginia, second in Virginia and North Carolina, third in Kentucky and South Carolina and maintains a significant market presence in Maryland, Georgia and Washington, D.C.

Republic Bancshares, Inc.

111 Second Avenue, N.E., Suite 300

St. Petersburg, Florida 33701

(727) 823-7300

Republic is a bank holding company with approximately $2.83 billion in assets as of December 31, 2003. Republic is one of the largest banking institutions headquartered in Florida and operates 71 branches in 17 counties. It conducts business primarily through its sole banking subsidiary, Republic Bank, a Florida-chartered commercial bank headquartered in St. Petersburg, Florida, and provides a broad range of traditional commercial banking services. Republic’s primary market area consists of: (1) central Florida and Florida’s middle and lower west coast; (2) Palm Beach and Broward counties on the east coast of Florida; and (3) Monroe County, the Florida Keys.

The Merger (page 19)

If Republic shareholders approve the merger agreement and the plan of merger at the special meeting, Republic will merge into BB&T, with BB&T being the surviving corporation in the merger. Republic’s banking and other subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. We currently expect to complete the merger in the second quarter of 2004.

We have included the merger agreement as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in full, as it is the legal document that governs the merger.

A Majority of Republic Shareholder Vote Required to Approve the Merger (page 16)

Approval of the merger agreement and the plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Republic common stock entitled to vote. If you fail to vote or abstain, it will have the effect of a vote against the merger agreement and the plan of merger. At the record date, the directors and executive officers of Republic and their affiliates together owned approximately 35.7% of the Republic common stock entitled to vote at the meeting. Republic’s directors, acting as shareholders, have agreed to vote all shares over which such directors have voting control in favor of the plan of merger and generally not to transfer any such shares prior to the effective time of the merger. Pursuant to a letter agreement between BB&T and William R. Hough, Mr. Hough transferred 100,000 shares of Republic common stock to each of his three children on March 1, 2004 (a total of 300,000 shares). Each transferee has agreed to vote these shares in favor of the plan of merger and not to transfer any such shares prior to the effective time of the merger.

Brokers who hold shares of Republic stock as nominees will not have authority to vote those shares on the merger unless the beneficial owners of those shares provide voting instructions. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person. Shares that are not voted because you do not instruct your broker will have the effect of a vote against the merger.

The merger does not require the approval of BB&T’s shareholders.

The Record Date Set at March 5, 2004; Republic Shareholders will have One Vote per Share of Republic Stock (page 16)

If you owned shares of Republic common stock at the close of business on March 5, 2004, the record date, you are entitled to vote on the merger agreement, the plan of merger, the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to approve the matters being voted upon at the meeting and any other matters that properly may be considered at the meeting.

On the record date, there were 13,304,579 shares of Republic common stock outstanding. At the meeting, you will have one vote for each share of Republic common stock that you owned on the record date.

Certain Interests of Republic Directors and Executive Officers in the Merger that Differ From Your Interests (page 45)

Some of Republic’s directors and executive officers have interests in the merger that differ from, or are in addition to, their interests as Republic shareholders. In the case of some executive officers of Republic, these interests exist because of rights under existing employment agreements with and benefit and compensation plans of Republic, as well as under employment agreements that William R. Klich and J. Kenneth Coppedge have entered into with BB&T that will become effective upon completion of the merger. Some of Republic’s compensation and benefit plans, including the Republic 1995 Stock Option Plan, provide for the payment or accelerated vesting of the rights or benefits provided under such plans upon a transaction such as the merger.

Employment agreements.    Republic’s President and Chief Executive Officer, William R. Klich, has entered into an employment agreement with Branch Banking and Trust Company (“Branch Bank”), a wholly-owned subsidiary of BB&T. The employment agreement provides for an employment term commencing upon completion of the merger and ending on the last day of the month in which he reaches age 65.

The employment agreement of Mr. Klich provides for a minimum annual base salary of $432,000.

J. Kenneth Coppedge, President of Republic Bank, a bank subsidiary of Republic, has entered into an employment agreement with Branch Bank having a term of five years commencing with completion of the merger. The employment agreement provides for a minimum annual base salary to Mr. Coppedge of $272,000. Messrs. Klich and Coppedge are each entitled to receive an annual bonus, grants of stock options and other benefits on the same basis as similarly situated executives of Branch Bank, and are entitled to receive severance payments and other benefits if employment is terminated under specified circumstances following the merger, as described under the heading “Interests of Republic’s Directors and Officers in the Merger” on page 45.

Upon completion of the merger, cash payments will be made by Branch Bank in the amounts of $1,360,000 to Mr. Klich and $856,000 to Mr. Coppedge as partial consideration for certain employee noncompetition and other covenants contained in the employment agreements.

BB&T will also cause Branch Bank to offer to enter into three-year employment agreements with up to eleven additional Republic officers, including Republic Bank’s Executive Vice President and Chief Credit Officer, Timothy J. Little.

Board of Directors of BB&T and Banking Subsidiaries.    Following completion of the merger, Branch Bank will elect a total of two members of the Board of Directors of Republic to serve on the Branch Bank Board of Directors until the next Branch Bank annual meeting of shareholders. Members of the Branch Bank Board of Directors who are not employees of or under contract with BB&T or an affiliate are entitled to receive fees for services as a director in accordance with the policies of BB&T as in effect from time to time. During calendar year 2003, members of the Branch Bank Board of Directors received an annual retainer fee equal to $5,000 and attendance fees equal to $1,000 for each board or committee meeting that the board member attended. Each of the persons appointed to a board position will serve until the end of the period for which he or she was appointed, subject to the right of removal for cause, and thereafter so long as the director is elected and qualifies.

Advisory Board.    Following completion of the merger, the members of the Board of Directors of

Republic will be offered a position on a BB&T advisory board serving a BB&T Florida region, as determined by BB&T. For at least two years following the merger, the advisory board members who are neither employees of nor under contract with BB&T or any of its affiliates, and who continue to serve will receive fees equal in amount (prorated for any partial year) to the retainer and schedule of attendance fees for directors of Republic in effect on December 1, 2003. During calendar year 2003, members of the Republic Board of Directors received a monthly retainer fee equal to $1,000, attendance fees equal to $1,500 for each board meeting that the board member attended, and $750 per committee meeting ($1,125 for the committee chairman) that the board member attended (in the case of the Audit Committee, attendance fees were $1,000 per meeting and $1,500 for the chairman). Membership on any advisory board is conditioned upon execution of a noncompetition agreement with BB&T.

The Republic Board of Directors was aware of these and other interests and considered them when it approved and adopted the merger agreement. The material terms and financial provisions of these arrangements are described under the heading “Interests of Republic’s Directors and Officers in the Merger” on page 45.

BB&T Will Assume Republic Stock Options and Stock Appreciation Rights (page 53)

When the merger is completed, outstanding options to purchase Republic common stock and stock appreciation rights with respect to Republic common stock granted to Republic employees and directors under Republic’s equity-based plans will be assumed by BB&T and become options or stock appreciation rights in respect of BB&T common stock (or substitute options to acquire BB&T common stock will be granted or substitute stock appreciation rights will be granted). The number of shares subject to these options (and the exercise price thereof) and stock appreciation rights will be adjusted to reflect the exchange ratio.

Regulatory Approvals We Must Obtain for the Merger to Occur (page 51)

The merger is subject to the approval of, or notice to, certain regulatory authorities, including the Board of Governors of the Federal Reserve (“Federal Reserve”), the Florida Department of Financial Services, the Virginia Bureau of Financial Institutions and the Georgia Department of Banking and Finance.

BB&T has obtained the approval of the Federal Reserve and the Virginia Bureau of Financial Institutions to undertake the merger and has received preliminary approval from the Florida Department of Financial Services. BB&T has filed the required Georgia notice.

There Are Other Conditions That Must Be Satisfied or Waived Before BB&T and Republic Are Able To Complete the Merger (page 38)

A number of other conditions must be met for us to complete the merger, including:

•	approval of the merger agreement by the holders of a majority of Republic’s outstanding common stock;

•	receipt of the opinion of BB&T’s and Republic’s respective counsel that the merger will constitute one or more reorganizations under Section 368 of the Internal Revenue Code, as amended, and that Republic shareholders will not recognize gain or loss to the extent they exchange their Republic common stock for BB&T common stock (except with respect to cash received as either merger consideration or instead of fractional shares of BB&T common stock);

•	the continuing accuracy of the parties’ representations in the merger agreement;

•	receipt of all necessary government approvals;

•	compliance, in all material respects, by each party with its obligations and covenants under the merger agreement;

•	the continuing effectiveness of the registration statement filed with the Securities and Exchange Commission covering the shares of BB&T common stock to be issued in the merger;

•	the shares of BB&T common stock issuable pursuant to the merger agreement must have been approved for listing on the New York Stock Exchange; and

•	the absence of any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits completion of the transactions contemplated by the merger agreement.

Termination of the Merger Agreement (pages 43, 44)

We can mutually agree at any time to terminate the merger agreement without completing the merger. Either company can also unilaterally terminate the merger agreement if:

•	the merger is not completed by July 31, 2004;

•	the shareholders of Republic do not approve the merger;

•	any condition that must be satisfied to complete the merger cannot be satisfied or fulfilled;

•	the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement and the violation is not cured in a timely fashion; or

•	any of the required regulatory approvals are denied, and the time period for appeals and requests for reconsideration have expired.

Generally, the company seeking to terminate cannot itself be in violation of the merger agreement in a way that would allow the other party to terminate.

BB&T may also terminate the merger agreement if, prior to the completion of the merger, the Republic Board of Directors:

•	withdraws its recommendation or refuses to recommend to the shareholders of Republic that they approve the merger agreement; or

•	recommends the approval of a competing acquisition proposal for Republic.

BB&T and Republic May Amend the Merger Agreement (page 43)

BB&T and Republic can agree to amend the merger agreement in any way, except that after the shareholders’ meeting we cannot amend the agreement to decrease or adversely affect the consideration that you will receive in the merger. Either company can waive any of the requirements of the other company contained in the merger agreement, except that neither company can waive any required regulatory approval. Neither party intends to waive the condition that it receives a tax opinion. If the tax opinion from counsel to Republic is not available and the parties determine to proceed with the merger, Republic will inform you and ask you to vote again on the merger agreement if the U.S. federal income tax consequences to Republic shareholders of completing the merger are materially different from those described in this document.

In Some Circumstances, Republic May Be Required to Pay BB&T a Termination Fee (page 44)

Under limited circumstances, Republic may be required to pay to BB&T a termination fee of $17 million. The termination fee would be payable to BB&T if the merger agreement is terminated:

•	by either Republic or BB&T because the Republic shareholders do not vote to approve the merger agreement and either:

•	prior to the Republic shareholders’ meeting, the Republic Board of Directors withdraws its recommendation or refuses to recommend to the Republic shareholders that they vote to approve the merger, or

•	at the time of the Republic shareholders’ meeting, a proposal exists and has been made public involving the acquisition of Republic by a party other than BB&T;

•	by BB&T because the Republic Board of Directors withdraws its recommendation or refuses to recommend to Republic shareholders that they approve the merger or recommends to Republic shareholders that they approve an acquisition of Republic by a third party;

•	by BB&T because Republic breaches its covenant not to solicit or encourages Republic acquisition proposals or breaches its covenant to submit the merger for approval of the Republic shareholders and recommend to Republic shareholders that they approve the merger;

•	by BB&T because Republic has knowingly breached the merger agreement (other than a breach as described immediately above) and at such time Republic is not entitled to terminate the merger agreement because of a breach by BB&T and a Republic acquisition proposal was made public or a similar overture from a third party was communicated to the Republic Board of Directors at or before the time of Republic’s breach of the merger agreement;

•	and in each case, within 15 months of termination of the merger agreement, Republic completes or enters into a definitive agreement with another party with respect to the acquisition of Republic. The termination fee, which was a condition of BB&T’s willingness to enter into the merger agreement, limits the ability of Republic to pursue competing acquisition proposals and discourages other companies from offering to acquire Republic.

BB&T to Use Purchase Accounting Treatment (page 51)

BB&T will account for the merger using the purchase method of accounting. Under the purchase method, BB&T will record, at fair value, the acquired assets and assumed liabilities of Republic. To the extent the total purchase price exceeds the fair value of tangible and identifiable intangible assets acquired over the liabilities assumed, BB&T will record goodwill. Based on information as of December 31, 2003 (the date of the most recent public financial information available as to Republic), and assuming Republic shareholders elect to receive the maximum amount of cash consideration available in the merger, management of BB&T estimates that the total merger consideration (including issuance of common stock and assumption of options on common stock) if the closing occurred on such date would be approximately $431.2 million (based on the number of fully diluted shares of Republic outstanding on that date). Utilizing information as of December 31, 2003 estimated goodwill and other intangibles are currently expected to total approximately $274.3 million. BB&T will include in its consolidated results of operations the results of Republic’s operations after the merger is completed. Due to the fact that the proposed transaction is not material to BB&T, no pro forma financial information is included in this proxy statement/prospectus, except to the extent included under “Comparative Per Share Data” on page 12 of this proxy statement/prospectus.

Share Price Information (page 10)

BB&T common stock is traded on the New York Stock Exchange under the symbol “BBT.” On December 1, 2003, the last full NYSE trading day before public announcement of the merger, BB&T common stock closed at $39.66. On March 9, 2004, BB&T common stock closed at $37.37. The market price of BB&T will fluctuate prior to the merger. You should obtain current stock price quotations from a newspaper, the Internet or your broker.

Republic’s common stock is publicly traded on the NASDAQ National Market under the symbol “REPB.” On December 1, 2003, the last full NASDAQ trading day before public announcement of the merger, Republic common stock closed at $29.64. On March 9, 2004, Republic common stock closed at $31.12.

There are Differences Between the Rights of BB&T’s and Republic’s Shareholders (page 63)

The rights of Republic shareholders are currently governed by Republic’s Articles of Incorporation, Bylaws and the Florida Business Corporation Act (“FBCA”). Following the merger, Republic shareholders who elect to receive BB&T common stock in the merger will become BB&T shareholders, and their rights will be governed by BB&T’s Articles of Incorporation, Bylaws and the North Carolina Business Corporation Act (“NCBCA”). There are differences between the rights of BB&T shareholders and the rights of Republic shareholders, including:

•	Special meetings of the shareholders of BB&T may be called only by BB&T’s Chief Executive Officer, President or Secretary or by the BB&T Board of Directors; in contrast, special meetings of the shareholders of Republic may be called by the chairman of the board, the president, the board of directors or by the holders of 10 percent or more of Republic shareholders entitled to vote at a shareholders’ meeting if such shareholders submit a written demand as specified in the FBCA;

•	Directors may be removed from office under BB&T’s articles of incorporation and bylaws only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors; in contrast, directors may be removed from office under Republic’s articles of incorporation with or without cause by the majority of shareholders entitled to vote at an election of directors;

•	BB&T’s bylaws establish advance notice procedures for shareholder proposals and for the nomination of candidates for election as directors; in contrast, Republic’s bylaws provide that the annual and special meetings of Republic shareholders will be conducted in accordance with the rules and procedures established by Republic’s Board of Directors; and

•	BB&T’s articles of incorporation and bylaws require the vote of more than two-thirds of the outstanding shares entitled to vote to approve an amendment that would amend, alter or repeal the provisions of the articles of incorporation or bylaws relating to classification and staggered terms of the BB&T Board of Directors, removal of directors or any requirement for a supermajority vote; in contrast, the FBCA provides that articles of incorporation may be amended by a plurality vote if a quorum exists (a majority of the votes cast constitutes a quorum) and requires the vote of a majority of the Republic Board of Directors in order to amend or repeal the bylaws.

On February 24, 2004, BB&T’s Board of Directors approved certain amendments to BB&T’s articles and bylaws, subject to shareholder approval of certain provisions. If approved as proposed, these amendments will be effective as of April 28, 2004 and will affect the rights of BB&T shareholders.

A more complete discussion of these changes and the rights of BB&T and Republic shareholders is set forth in “Comparison of the Rights of BB&T Shareholders and Republic Shareholders” on page 63.

BB&T Common Stock Issued in the Merger will be Listed on the NYSE

BB&T will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

What You Need to Do Now

After you have carefully read this document, please:

•	vote your shares of Republic common stock by completing, signing, dating and mailing the enclosed proxy form in the return envelope provided as soon as possible so that your shares will be represented at the special meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals. If you do not vote or you abstain, it will have the effect of a vote against the merger proposal.

•	select the form of merger consideration that you prefer by completing, signing, dating and mailing the form of election that is being separately mailed to you and return it promptly in the return envelope provided as soon as possible. To be effective, an election form must be properly completed and received by BB&T no later than 5:00 p.m. Eastern time on April 13, 2004. If you do not make an election by the election deadline, you will be deemed to have made an election to receive BB&T common stock.

After the merger, you will have to surrender your Republic common stock certificates to receive new certificates representing the number of shares of common stock of BB&T or any cash you are entitled to receive in the merger. Please do not send certificates until after receipt of written instructions from BB&T following completion of the merger.

If you have any questions about the merger or would like additional copies of this proxy statement, you should contact Republic’s proxy solicitor:

D. F. King & Co., Inc.

48 Wall Street

New York, New York 10005

(800) 431-9643

Comparative Market Prices and Dividends

BB&T common stock is listed on the New York Stock Exchange under the symbol “BBT,” and Republic common stock is listed on the NASDAQ National Market under the symbol “REPB.” The table below shows the high and low sales prices of BB&T common stock and Republic common stock and cash dividends paid per share for the last two fiscal years plus the interim period for the first quarter of 2004. The merger agreement restricts Republic’s ability to increase dividends. However, the merger agreement permits Republic to pay, in the discretion of Republic’s board of directors and in accordance with applicable law, a final dividend of up to $.30 per share of Republic common stock prior to completion of the merger. See page 40. Accordingly, Republic paid a dividend of $.30 per share of Republic common stock on February 6, 2004.

	BB&T			Republic
	High	Low	Cash Dividend	High	Low	Cash Dividend
Quarter Ended
March 31, 2004 (through March 9)	$38.80	$35.84	$.32	$31.45	$29.91	$.30
Quarter Ended
March 31, 2003	$38.80	$30.66	$.29	$20.49	$18.92	—
June 30, 2003	35.93	31.42	.29	26.50	19.95	.04
September 30, 2003	38.19	33.72	.32	30.22	24.85	—
December 31, 2003	39.69	35.98	.32	31.80	28.19	—
For year 2003	39.69	30.66	1.22	31.80	18.92	.04
Quarter Ended
March 31, 2002	$39.40	$34.06	$.26	$17.45	$13.00	—
June 30, 2002	39.47	36.32	.26	20.48	17.17	—
September 30, 2002	38.68	31.46	.29	21.20	18.58	—
December 31, 2002	38.39	31.03	.29	20.25	19.13	—
For year 2002	39.47	31.03	1.10	21.20	13.00	—

The table below shows the closing price of BB&T common stock and Republic common stock on December 1, 2003, the last full NYSE and NASDAQ trading day before public announcement of the proposed merger.

BB&T historical	$39.66
Republic historical	$29.64
Republic pro forma equivalent**	$32.13

**	Reflects the pro-forma equivalent closing price of the BB&T common stock that would be received by Republic shareholders who receive shares of BB&T common stock in the merger based on an exchange ratio of .81 shares of BB&T common stock for each share of Republic common stock. The cash consideration per share of Republic common stock is fixed at $31.79 and does not depend on the price of BB&T common stock, although the ability of Republic shareholders to receive the cash consideration will be subject to proration based on the limits provided in the merger agreement and described on page 31.

Selected Consolidated Financial Data

We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from BB&T’s and Republic’s audited financial statements for 1999 through 2003. This information is only a summary, and you should read it in conjunction with our historical financial statements and the related notes contained in the annual and quarterly reports and other documents that we have filed with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 76. You should not rely on the historical information as being indicative of results expected for any future interim period.

BB&T-Historical Financial Information

(Dollars in thousands, except for per share amounts)

	As of/for the Years Ended December 31,
	2003	2002	2001	2000	1999
Net interest income	$3,082,005	$2,747,460	$2,433,679	$2,314,497	$2,194,709
Net income	1,064,903	1,303,009	973,638	698,488	778,725
Basic earnings per share	2.09	2.75	2.15	1.55	1.74
Diluted earnings per share	2.07	2.72	2.12	1.53	1.71
Cash dividends per share	1.22	1.10	.98	.86	.75
Book value per share	18.33	15.70	13.50	11.96	10.30
Total assets	90,466,613	80,216,816	70,869,945	66,552,823	59,380,433
Long-term debt	10,807,700	13,587,841	11,721,076	8,646,018	6,222,561

Republic-Historical Financial Information

(Dollars in thousands, except for per share amounts)

	As of/for the Years Ended December 31,
	2003		2002	2001	2000	1999
Net interest income	$74,672		78,012	68,562	89,723	92,383
Net income (loss)	10,175		4,779	(3,898)	(4,598)	10,692
Basic earnings (loss) per share	.82		.42	(.37)	(.46)	.99
Diluted earnings (loss) per share	.81		.42	(.37)	(.46)	.95
Cash dividends per share	.04	*	—	—	—	—
Book value per share	15.95		16.12	15.18	15.24	15.06
Total assets	2,832,121		2,526,349	2,459,344	2,440,604	2,566,026
Long-term debt	64,951		37,274	41,538	23,334	24,034

* $.30 per share in the first quarter of 2004.

Comparative Per Share Data

We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. You should read this information in conjunction with the historical financial statements (and related notes) contained in the annual and quarterly reports and other documents we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information” on page 76.

The pro forma combined information gives effect to the merger accounted for as a purchase. The pro forma calculations have been provided for two different alternatives. In one alternative, we assume that all Republic shareholders will receive per share stock consideration of .81 shares of BB&T common stock for each outstanding share of Republic common stock (an aggregate of 9.2 million shares of BB&T common stock). In the other alternative, we assume that Republic shareholders will receive BB&T common stock for approximately 60% of the outstanding shares of Republic common stock (an aggregate of 5.5 million shares of BB&T common stock) and cash for approximately 40% of the outstanding shares of Republic common stock including the value of all cash paid instead of fractional shares of BB&T common stock (an aggregate of $144.9 million in cash, the maximum aggregate cash consideration permitted by the merger agreement). In both calculations, we assume that the merger occurred as of the beginning of the fiscal periods presented (or in the case of shareholders’ equity, as of the date specified). The merger considerations, however, are subject to the elections made by the Republic shareholders and possible adjustment as summarized above in “Holders of Republic Common Stock Will Receive Shares of BB&T Common Stock, Cash or a Combination of Cash and Shares of BB&T Common Stock in the Merger” and the table does not attempt to predict the elections to be made by Republic shareholders or any such adjustment. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger, nor should you rely on the nine-month information as being indicative of results expected for the entire year or for any future interim period.

As of/For the Year Ended December 31, 2003
Earnings per common share:
Basic
BB&T historical	$2.09
Republic historical	.82
Pro forma combined
Assuming 100% BB&T stock received (note 1)	2.07
Assuming 60% BB&T stock received and 40% cash received (note 2)	2.08
Republic pro forma equivalent of one Republic common share
Assuming 100% BB&T stock received (note 1)	1.68
Assuming 60% BB&T stock received and 40% cash received (note 2)	1.69
Diluted
BB&T historical	2.07
Republic historical	.81
Pro forma combined
Assuming 100% BB&T stock received (note 1)	2.05
Assuming 60% BB&T stock received and 40% cash received (note 2)	2.06
Republic pro forma equivalent of one Republic common share
Assuming 100% BB&T stock received (note 1)	1.66
Assuming 60% BB&T stock received and 40% cash received (note 2)	1.67

As of/For the Year Ended December 31, 2003
Cash dividends declared per common share (note 3):
BB&T historical	1.22
Republic historical	—
Pro forma combined	1.22
Republic pro forma equivalent of one Republic common share	.99
Shareholders’ equity per common share:
BB&T historical	18.33
Republic historical	15.95
Pro forma combined
Assuming 100% BB&T stock received (note 1)	18.64
Assuming 60% BB&T stock received and 40% cash received (note 2)	18.66
Republic pro forma equivalent of one Republic common share
Assuming 100% BB&T stock received (note 1)	15.10
Assuming 60% BB&T stock received and 40% cash received (note 2)	15.11

Note 1

This pro forma calculation assumes that all Republic shareholders will receive per share stock consideration of .81 shares of BB&T common stock for each outstanding share of Republic common stock (an aggregate of 9.2 million shares of BB&T common stock). Pro forma equivalents of one Republic common share amounts are calculated by multiplying the pro forma basic and diluted earnings per share, BB&T’s historical per share dividend and the pro forma shareholders’ equity, respectively, by the assumed exchange ratio of .81 shares of BB&T common stock (assuming all Republic shareholders will receive per share stock consideration), so that the per share amounts equate to the respective values for one share of Republic common stock.

Note 2

For purposes of this pro forma calculation, it is assumed that the purchase price for the Republic common stock is paid as follows:

(i)	60%, or 6.8 million, of the outstanding shares of Republic common stock on December 31, 2002 are exchanged for BB&T common stock at an exchange ratio of .81 shares of BB&T common stock for each share of Republic common stock, resulting in the issuance of 5.5 million shares of BB&T common stock.

(ii)	40%, or 4.6 million shares of Republic common stock outstanding on December 31, 2002 are exchanged for cash at $31.79 per share.

Note 3

The pro forma combined information incorporates historical dividends of BB&T because BB&T currently has no intention of changing its dividend policy as a result of the merger. The merger agreement restricts Republic’s ability to increase dividends. However, the merger agreement permits Republic to pay, in the discretion of Republic’s Board of Directors and in accordance with applicable law, a final dividend of up to $.30 per share of Republic common stock prior to completion of the merger. Accordingly, Republic paid a dividend of $.30 per share of Republic common stock on February 6, 2004.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

BB&T and Republic have each made forward-looking statements in this document and in other documents to which this document refers that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the managements of BB&T and Republic and on information currently available to them or, in the case of information that appears under the heading “The Merger—Background of and Reasons for the Merger” on page 19, information that was available to the managements of BB&T and Republic as of the date of the merger agreement, and should be read in connection with the notices about forward-looking statements made by BB&T and Republic in their reports filed under the Securities Exchange Act of 1934, as amended. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or Republic set forth under “Summary” and “The Merger—Background of and Reasons for the Merger” and statements preceded by, followed by or that include the words “believes,” “expects,” “assumes,” “anticipates,” “intends,” “plans,” “projects,” “estimates” or other similar expressions. See “Where You Can Find More Information” on page 76.

BB&T and Republic have made statements in this document and in other documents to which this document refers regarding estimated earnings per share of BB&T on a stand-alone basis, expected cost savings from the merger, estimated merger or restructuring charges, estimated increases in Republic’s fee income ratio and net interest margin, the anticipated accretive effect of the merger and BB&T’s anticipated performance in future periods. With respect to estimated cost savings and merger or restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and Republic, the amount of general and administrative expense consolidation, costs relating to converting Republic’s bank operations and data processing to BB&T’s systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies’ respective accounting policies and the costs related to the merger. The realization of cost savings and the amount of merger or restructuring charges are subject to the risk that the foregoing assumptions are inaccurate, and actual results may be materially different from those expressed or implied by the forward-looking statements.

Any statements in this document about the anticipated accretive effect of the merger and BB&T’s anticipated performance in future periods are subject to risks relating to, among other things, the following possibilities:

•	expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time frame;

•	deposit attrition, customer loss or revenue loss following proposed mergers may be greater than expected;

•	competitive pressure among depository and other financial institutions may increase significantly;

•	costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including Republic, may be greater than expected;

•	changes in the interest rate environment may reduce margins;

•	general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and Republic are engaged;

•	adverse changes may occur in the securities markets; and

•	competitors of BB&T and Republic may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T and Republic.

Management of each of BB&T and Republic believes the forward-looking statements about its company in this document are reasonable; however, shareholders of Republic should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T’s and Republic’s ability to control or predict.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to BB&T or Republic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither BB&T nor Republic undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

MEETING OF SHAREHOLDERS

General

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the Republic Board of Directors from holders of Republic common stock, for use at the special meeting of shareholders to be held at Republic Bancshares’ corporate headquarters located at 111 Second Ave. NE, Suite 300, St. Petersburg, Florida 33701 on April 13, 2004 at 10:00 a.m., Eastern time, and at any adjournments or postponements of the special meeting. At the special meeting of shareholders, holders of Republic common stock will be asked to vote upon the following proposals:

•	approval and adoption of the Agreement and Plan of Reorganization, dated December 1, 2003 between BB&T and Republic and the related plan of merger pursuant to which Republic would merge into BB&T. In this proxy statement/prospectus, we refer to the Agreement and Plan of Reorganization and the related plan of merger as the “merger agreement.” A copy of the merger agreement is attached hereto as Appendix A;

•	To approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the above proposal; and

•	such other matters as may properly come before the special meeting.

Proxies may be voted on other matters that may properly come before the meeting, if any, at the discretion of the proxy holders. The Republic Board of Directors knows of no such other matters except those incidental to the conduct of the meeting.

Who Can Vote at the Meeting

The Republic Board of Directors has fixed the close of business (5:00 p.m., Eastern time) on March 5, 2004 as the record date for determining the holders of Republic common stock entitled to notice of, and to vote at, the special meeting.   Only holders of record of Republic common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting.

On the record date, there were 13,304,579 shares of Republic common stock issued and outstanding and entitled to vote at the special meeting, held by approximately 2,300 holders of record.   Holders of record of Republic common stock are entitled to one vote per share on any matter which may properly come before the special meeting. Votes may be cast at the special meeting in person or by proxy.

The presence at the special meeting, either in person or by proxy, of the holders of a majority of the outstanding Republic common stock entitled to vote, is necessary to constitute a quorum in order to transact business at the special meeting. However, in the event that a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed in order to solicit additional proxies.

Attending the Meeting

If you are a beneficial owner of Republic common stock held by a broker, bank or other nominee (i.e., in “street name”), you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership.   If you want to vote your shares of Republic common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote Required

The presence, in person or by properly executed proxy, of a majority of the Republic common stock entitled to vote is necessary to constitute a quorum at the special meeting. All votes “for” or “against,” as well as all abstentions, will be counted for the purpose of determining whether a quorum is present. Brokers who hold shares of Republic common stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners of those shares. Any shares which are not voted because the nominee-broker lacks such discretionary authority (“broker non-votes”) will not be counted for the purpose of determining whether a quorum is present.

Approval and adoption of the merger agreement will require the affirmative vote of a majority of the shares of Republic common stock entitled to vote on the record date. Under applicable Florida law, in determining whether the proposal to approve and adopt the merger agreement has received the requisite number of affirmative votes, broker non-votes and abstentions will have the same effect as a vote against the proposal.

Approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, and action on any other matter that is properly presented at the meeting for consideration of the shareholders require the affirmative vote of a majority of the votes cast at the meeting. Because the required vote is based on the affirmative vote of a majority of the votes cast, failure to vote, abstention or broker non-vote will not be treated as a vote cast and, therefore, will have no effect on either the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, or any other matter that is properly presented . The Republic Board of Directors is not aware of any other business to be presented at the meeting other than as described above and other than matters incidental to the conduct of the meeting.

As noted above, failures to vote, abstentions and broker non-vote shares will have the same effect as votes against the merger. Accordingly, the Republic Board of Directors urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope or to otherwise vote your shares in another approved manner.

You should not return your stock certificates with your proxy cards. The procedure for surrendering your stock certificates is described under “The Merger—Exchange of Republic Stock Certificates” on page 37.

As of the record date, Republic’s directors and executive officers and their affiliates may be deemed to be the beneficial owners of approximately 4,988,929 outstanding shares of Republic common stock (not including shares that may be acquired upon the exercise of stock options), which collectively represent approximately 35.7% of the voting power of Republic common stock. The directors of Republic are obligated pursuant to an agreement with BB&T to vote the shares beneficially owned by them for approval and adoption of the merger agreement and generally not to transfer their shares of Republic common stock prior to the effective time of the merger. Pursuant to a letter agreement between BB&T and William R. Hough, Mr. Hough transferred 100,000 shares of Republic common stock to each of his three children on March 1, 2004 (a total of 300,000 shares). Each transferee has agreed to vote these shares in favor of the plan of merger and not to transfer any such shares prior to the effective time of the merger. We expect that the executive officers of Republic will also vote the shares beneficially owned by them in favor of the merger agreement. As of the record date, the directors and officers of BB&T, their affiliates, BB&T and its subsidiaries owned less than 1% of the outstanding shares of Republic common stock.

Voting and Revocation of Proxies

Shares represented by properly executed proxies (through the return of the enclosed proxy card) received in time for the special meeting will be voted at the special meeting in the manner specified by such proxies unless the proxies are revoked as described below. If your proxy is properly executed but does not contain voting instructions, your proxy will be voted “for” approval of the merger agreement and “for” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

If other matters are properly presented before the special meeting, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matters. It is not expected that any matter other than as described in this proxy statement/prospectus will be brought before the special meeting.

The grant of a proxy on the enclosed proxy card does not preclude a shareholder from voting in person. You may revoke a proxy at any time prior to your proxy being voted at the special meeting by:

•	delivering, prior to the special meeting, to Thomas A. Mann, the Secretary of Republic, at 111 Second Avenue, N.E., Suite 300, St. Petersburg, Florida 33701, a written notice of revocation bearing a later date or time than the proxy;

•	submitting another proxy by mail or by hand delivery that is later dated and that is properly signed, dated and completed; or

•	oral revocation at the special meeting in person to any of the persons named on the enclosed proxy card.

Attendance at the special meeting will not by itself constitute revocation of a proxy.

If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person.

Solicitation of Proxies

BB&T and Republic will each pay 50% of the cost of printing this proxy statement/prospectus, and Republic will pay all other costs of soliciting proxies from record and beneficial owners of Republic common stock. Directors, officers and other employees of Republic or its subsidiaries may solicit proxies personally, by telephone, by facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. Republic will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such brokerage firms and other custodians, nominees and fiduciaries, and Republic will reimburse these record holders for their reasonable out-of-pocket expenses.

Republic has engaged D. F. King & Co., Inc. to assist in distributing proxy materials and contacting record and beneficial owners of Republic common stock. Republic has agreed to pay D. F. King & Co., Inc. approximately $6,500, in addition to out-of-pocket expenses for its services to be rendered on behalf of Republic. If you have any questions about the merger or would like additional copies of this proxy statement, you should contact Republic’s proxy solicitor:

D. F. King & Co., Inc.

48 Wall Street

New York, New York 10005

(800) 431-9643

If Republic’s shareholders vote to adjourn the special meeting, if necessary, to solicit additional proxies, the special meeting may be adjourned without notice, other than by an announcement made at the special meeting. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Republic shareholders who have already sent in their proxies to revoke them at any time prior to their use.

Recommendation of the Republic Board of Directors

The Republic Board of Directors has unanimously approved the merger agreement and believes that the proposed transaction is fair to and in the best interests of Republic and its shareholders. The Republic Board of Directors unanimously recommends that Republic’s shareholders vote “FOR” approval of the merger agreement. See “The Merger—Background of and Reasons for the Merger” on page 19. Members of Republic’s Board of Directors will receive benefits from the merger that are in addition to those received by other Republic shareholders. These benefits are described in the “Interests of Republic’s Directors and Officers in the Merger” section beginning on page 45.

THE MERGER

The following information describes the material aspects of the merger. This description does not purport to be complete, and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

General

The merger agreement provides for the merger of Republic into BB&T, with BB&T being the surviving corporation in the merger. As a result of the merger, holders of Republic common stock will exchange their shares of Republic, a Florida corporation, which is governed by the Florida Business Corporation Act, Republic’s Articles of Incorporation and Republic’s Bylaws, for either (i) shares of common stock of BB&T, a North Carolina corporation, which is governed by the North Carolina Business Corporation Act, BB&T’s Articles of Incorporation and BB&T’s Bylaws, (ii) cash, or (iii) a combination of cash and shares of common stock of BB&T. On the effective date of the merger, each share of Republic common stock then issued and outstanding will be converted into and exchanged for either (i) the right to receive .81 shares of BB&T common stock or (ii) a fixed cash price of $31.79 (subject to certain limitations on the aggregate cash payable by BB&T as described in “The Merger — Merger Consideration” on pages 31-32). Shares held by Republic or BB&T, other than shares held in a fiduciary capacity or as collateral for debts previously contracted, will not be converted to BB&T common stock.

Background of and Reasons for the Merger

Background of the Merger

The management of Republic periodically has explored and assessed, and has discussed with the Republic Board of Directors, strategic options potentially available to Republic. These strategic discussions included the possibility of business combinations involving Republic and other financial institutions, particularly in view of the increasing competition and continuing consolidation in the financial services industry. From time to time in past years, representatives of Republic have had preliminary discussions with representatives of other financial institutions concerning the possibility of a business combination transaction.

In September of 2003, Republic engaged Keefe, Bruyette & Woods, Inc., or KBW, as its financial advisor to explore strategic alternatives to enhance shareholder value, including a possible strategic alliance or business combination. In the following weeks, representatives of KBW held discussions with the management of Republic and in mid-October of 2003, representatives of KBW met with the Republic Board of Directors to discuss various strategic options for Republic. At this meeting, the Republic Board of Directors discussed with KBW the potential benefits of, and the potential strategic fit with, a variety of possible transactions and authorized KBW to make preliminary contacts to assess the level of interest in a possible transaction among several potential strategic partners. Later in October of 2003, KBW contacted several banking companies and entered into confidentiality agreements on behalf of Republic with these financial institutions. KBW then provided these financial institutions with information concerning Republic that it had prepared together with Republic management. In early November of 2003, several of these institutions submitted preliminary indications of interest, including BB&T Corporation. KBW thereafter reviewed with the Republic Board of Directors the preliminary indications of interest it had received. After discussion among the members of the Republic Board of Directors and KBW of the indications of interest, including pricing, conditions and other indicated terms of the proposals, and of the reputation, expertise and business and financial performance of the financial institutions making the preliminary proposals, the Republic Board of Directors concluded that pursuing the proposed transaction with BB&T represented the overall best potential opportunity and strategic transaction for Republic and its shareholders. The Republic Board of Directors authorized KBW and the executive management of Republic to pursue discussions with BB&T to determine if a business combination involving BB&T and Republic on the terms proposed by BB&T could be finalized in a timely manner.

In early November of 2003, Republic’s chief executive officer, Mr. William R. Klich, and representatives of KBW spoke with Messrs. John A. Allison IV, Burney Warren and other senior executives of BB&T. After discussing the terms of BB&T’s proposal, they determined to commence mutual due diligence investigations and negotiations regarding definitive documentation for a potential merger. Over the next several weeks, senior management of BB&T and KBW and senior management of Republic conducted their respective due diligence investigations. Also during this time, Republic management and KBW held a series of discussions with BB&T management about the proposed combination, including further negotiations regarding the principal financial and business terms of the transaction, and Republic consulted with its legal advisors concerning BB&T’s proposal, including the proposed terms of the merger and the proposed employment arrangements with Mr. Klich and other senior executives of Republic. These discussions resulted in the parties agreeing to merger consideration based on an exchange ratio of 0.81 shares of BB&T common stock for the stock portion and cash consideration of $31.79 per share for the cash portion of up to 40 percent of Republic’s outstanding shares of common stock, based on elections of Republic shareholders, and to permit the Republic Board of Directors to declare and pay a significantly increased final dividend to Republic shareholders prior to completion of the merger. While these discussions proceeded, legal counsel to BB&T and Republic began to draft definitive documentation with respect to the proposed merger, including merger, voting and employment agreements and a non-compete agreement to be entered into by William R. Hough.

On December 1, 2003, the Republic Board of Directors met with members of Republic’s senior management and Republic’s outside legal and financial advisors. Messrs. Hough and Klich reviewed with the Republic Board of Directors information regarding BB&T, Republic and the terms of the proposed transaction. KBW reviewed with the Republic Board of Directors additional information, including financial information regarding the two companies and the transaction, as well as information regarding peer companies and comparable transactions. KBW rendered to the Republic Board of Directors its oral opinion (subsequently confirmed in writing) that, as of the date of its opinion and based upon and subject to the considerations described in its opinion and other matters as KBW considered relevant, the proposed merger consideration was fair, from a financial point of view, to holders of Republic common stock. Representatives of Wachtell, Lipton, Rosen & Katz discussed with the Republic Board of Directors the legal standards applicable to its decisions and actions with respect to the proposed transactions and reviewed the legal terms of the proposed merger and the related agreements. Following review and discussion among the members of the Republic Board of Directors, the Republic Board of Directors voted unanimously to approve the merger with BB&T.

The merger agreement and the transactions contemplated by that agreement were approved by the BB&T Board of Directors on November 25, 2003.

Following approval of each Board of Directors, the parties and their counsel continued to finalize the definitive agreements for the transaction, and later the merger agreement, the non-competition agreement between Mr. William R. Hough and BB&T, the voting agreements between the Republic directors and BB&T, and the employment agreement between Mr. William R. Klich and a subsidiary of BB&T were executed by the parties.

The transaction was announced on December 2, 2003 by a press release issued by BB&T before the beginning of trading on the New York Stock Exchange (“NYSE”) and the Nasdaq National Market (“NASDAQ”).

Republic’s Reasons for the Merger

In reaching its decision to approve the merger agreement and recommend the merger to its shareholders, the Republic Board of Directors consulted with Republic’s management, as well as its legal and financial advisors, and considered a number of factors, including:

•	its knowledge of Republic’s business, operations, financial condition, earnings and prospects and of BB&T’s business, operations, financial condition, earnings and prospects, taking into account the results of Republic’s due diligence review of BB&T;

•	its knowledge of BB&T, including BB&T’s track record of completing acquisitions of banking companies and integrating those acquisitions into BB&T’s overall business;

•	its knowledge of the current environment in the financial services industry, including continued consolidation, evolving trends in technology and increasing nationwide and global competition and the current financial market conditions and the historical market prices of Republic’s common stock;

•	the financial analyses presented by KBW to the Republic Board of Directors, and the opinion delivered to Republic by KBW, to the effect that, as of December 1, 2003, and based upon and subject to the considerations set forth in the opinion, the merger consideration specified in the merger agreement was fair from a financial point of view to the holders of shares of Republic common stock;

•	the fact that, based on the closing price of BB&T common stock on the NYSE on December 1, 2003 (the last trading day prior to announcement of the merger), the value of the merger consideration for the Republic shareholders electing to exchange their Republic common stock for BB&T common stock at the specified exchange ratio represented a premium of approximately 8.4% over the closing price of Republic common stock on the NASDAQ on December 1, 2003, and the value of the merger consideration for the Republic shareholders electing to receive cash for their Republic common stock represented a premium of approximately 7.3% over the closing price of Republic common stock on the NASDAQ on December 1, 2003;

•	the structure of the merger and the financial and other terms of the merger agreement;

•	the regulatory and other approvals required in connection with the merger and the likelihood that, once the definitive merger agreement had been entered into, the merger would be completed;

•	the expected treatment of the merger as a “reorganization” for United States federal income tax purposes which would generally allow Republic shareholders receiving BB&T common stock in the merger to avoid recognizing gain or loss upon the conversion of shares of Republic common stock into such shares of BB&T common stock, while allowing Republic shareholders who wished to receive cash to elect to receive their merger consideration in cash, subject to the limits provided in the merger agreement;

•	the challenges of combining the businesses, assets and workforces of two major companies and BB&T’s past experience in this regard;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	BB&T’s requirement that the merger agreement contain various provisions, including a “no-shop” clause and a termination fee of $17 million, and that members of the Republic Board of Directors enter into agreements to vote their shares of Republic common stock in favor of the merger, which the Republic Board of Directors understood could limit the willingness of a third party to propose a competing business combination transaction with Republic; and

•	the proposed employment arrangements with Mr. Klich and other Republic executives, and the fact that some of Republic’s directors and executive officers have other interests in the merger that are in addition to their interests as Republic shareholders. See “Interests of Republic’s Directors and Officers in the Merger.”

The foregoing discussion of the factors considered by the Republic Board of Directors is not intended to be exhaustive, but, rather, includes all material factors considered by the Republic Board of Directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Republic Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Republic Board of Directors considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

For the reasons set forth above, the Republic Board of Directors has unanimously approved and adopted the merger agreement as advisable and in the best interests of Republic and its shareholders and unanimously recommends that the Republic shareholders vote for the approval and adoption of the merger agreement.

BB&T’s Reasons for the Merger

One of BB&T’s announced objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts in the $250 million to $10 billion asset size range. BB&T’s management believes that the acquisition of Republic is consistent with this strategy, and will enable BB&T to expand into Florida markets, which have a faster growth potential than BB&T’s core markets. The merger also provides BB&T with an opportunity to sell its array of banking and insurance products to Republic’s client base.

In evaluating the merger, BB&T analyzed the projected financial effects of the merger against established investment criteria which BB&T consistently applies, using the assumptions described below in “Assumptions Made By BB&T.” BB&T does not require that every individual investment criterion be met, and a failure to meet one of the criteria may be offset or compensated for by favorable results in evaluating other criteria. Overall, giving effect to the failure to meet certain individual criteria and the favorable results in evaluating other criteria, the BB&T Board of Directors determined that its established investment criteria were met. Below are BB&T’s eight investment criteria and the projected results of the Republic merger with respect to each as presented to BB&T:

•	Criterion: The transaction must be accretive to cash earnings per share by the second full year following the merger. BB&T’s analysis indicated that the merger would be accretive to cash earnings per share the second full year following the merger, assuming Republic shareholders elect 100% stock, and the first full year following the merger, assuming the Republic shareholders elect 40% cash.

•	Criterion: The transaction must be accretive to earnings per share, as determined in accordance with generally accepted accounting principles, by the third full year following the merger. BB&T’s analysis indicated that the merger would be accretive in the third full year following the merger, assuming the shareholders elect 100% stock, and the second full year following the merger, assuming Republic shareholders elect 40% cash.

•	Criterion: The transaction must be accretive to cash basis return on equity by the third full year following the merger. BB&T’s analysis indicated that the merger would be accretive to cash basis return on equity in the third full year following the merger, assuming Republic shareholders elect 100% stock, and the first full year following the merger, assuming Republic elect 40% cash.

•	Criterion: The transaction must be accretive to cash basis return on assets by the third full year following the merger. BB&T’s analysis indicated that the merger would be accretive to cash basis return on assets in the seventh full year following the merger, assuming Republic shareholders elect 100% stock. If Republic shareholders elect 40% cash, the cash basis return on assets (calculated annually) will be dilutive for a period in excess of ten years following the merger.

•	Criterion: The transaction must be accretive to tangible book value by the fifth full year following the merger. BB&T’s analysis indicated that the merger would be accretive to tangible book value in the first full year following the merger, assuming Republic shareholders elect 100% stock, and the sixth full year following the merger, assuming Republic shareholders elect 40% cash.

•	Criterion: The combined leverage ratio following the merger must not be below 7%. BB&T’s analysis indicated that the combined leverage ratio will remain over 7%, assuming Republic shareholders elect 100% stock or 40% cash.

•	Criterion: The projected performance of Republic must conform to BB&T’s internal rate of return criteria. BB&T’s current minimum internal rate of return for this type of investment is 15% or better. BB&T’s analysis indicated the projected internal rate of return of Republic will be better than 15%.

•	Criterion: The transaction must create accelerated dividend growth potential for current BB&T shareholders by the fifth full year following the merger.

None of the above information has been updated since the date of the merger agreement. There can be no certainty that actual results will be consistent with the results described above. For more information concerning the factors that could affect actual results, see “A Warning About Forward-Looking Information” on page 14.

In reaching its determination that the merger agreement is fair to, and in the best interests of, BB&T and its shareholders, the BB&T Board of Directors considered the above factors, as well as the following:

•	The acquisition is consistent with BB&T’s strategy of pursuing in-market (Carolinas/Virginia/West Virginia/D.C./Maryland/Georgia/Kentucky/Tennessee/Florida) and contiguous state acquisitions of high quality banks and thrifts. Although BB&T believes that Republic’s recent financial performance has not been strong, current Republic management has successfully reorganized Republic with an emphasis on in-market lending while successfully exiting unprofitable businesses.

•	The acquisition is consistent with past acquisitions which have been successfully executed.

•	The acquisition will accelerate BB&T’s long-term earnings growth rates by expanding into Florida markets, which have a faster growth potential than BB&T’s core markets.

•	The transaction will provide BB&T with the following:

•	an excellent management team of seasoned Florida commercial bankers that will provide key leadership in BB&T’s newly expanded Florida franchise and for future strategic acquisitions in Florida;

•	a franchise that has recovered from a challenging period and has refocused its energy on traditional commercial banking and expansion of basic retail deposit services;

•	entry into key markets in Florida, specifically Tampa/St. Petersburg/Clearwater, Orlando, West Palm Beach/Boca Raton and Fort Lauderdale/Hollywood;

•	expansion in the high growth and economically attractive markets of Ocala, Sarasota and Bradenton, Florida; and

•	the opportunity to sell a broad array of banking and insurance products to Republic’s client base.

The foregoing factors considered by the BB&T Board of Directors are not intended to be exhaustive, but, rather, includes all material factors considered by the BB&T Board of Directors. The BB&T Board of Directors did not assign any specific weight to the factors in its consideration. The Board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of the shareholders of BB&T.

The terms of the merger, including the exchange ratio, were the result of arms’ length negotiations between representatives of Republic and representatives of BB&T. Based upon its consideration of the foregoing factors, the BB&T Board of Directors approved the merger agreement and the merger as being in the best interests of BB&T and its shareholders.

Assumptions Made by BB&T

For the purpose of the analysis, described above in “BB&T’s Reasons for the Merger,” BB&T made the following assumptions:

•	BB&T’s earnings per share (“EPS”) for 2004 would be in line with the estimate published by First Call Corporation of $3.00;

•	BB&T’s earnings per share for subsequent years are based upon an assumption that income statement and balance sheet growth would be at an annual rate of 10%;

•	Republic’s 2004 projected financial statements were based on Republic’s EPS on a stand-alone basis for 2004 being $.91, as estimated by First Call Corporation;

•	Annual pre-tax cost savings of approximately $18.9 million, or 25% of Republic’s 2003 noninterest expense base (realized in the first 12 months of operations following conversion of Republic’s systems to BB&T’s systems);

•	Income statement and balance sheet growth rates, except for interest income and noninterest income attributable to Republic would be 10% in year one and 12% in all years thereafter. Republic’s noninterest income was projected to grow at approximately 29% per year in order to achieve a core fee income ratio of 30% by year 7, prior to margin enhancement;

•	Republic’s 2004 core net interest margin (non-fully taxable equivalent) was estimated at 3.12% and was incrementally increased to 4.10% in year 5;

•	Republic’s loan loss allowance would be 1.30% in all years;

•	Republic’s net charge-off rate for loan losses would be 0.05% in 2004, 0.25% in 2005, 0.30% in 2006 and 0.35% thereafter; and

•	The effective tax rate would be 33% for Republic in all years.

Opinion of Republic’s Financial Advisor

Republic engaged Keefe, Bruyette & Woods, Inc. (KBW) to act as its exclusive financial advisor in connection with the merger. KBW agreed to assist Republic in analyzing and effecting a transaction with BB&T. Republic selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Republic and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On December 1, 2003, Republic’s Board of Directors held a meeting to evaluate the proposed merger with BB&T. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion (subsequently confirmed in writing) that, as of that date, the merger consideration was fair to the shareholders of Republic from a financial point of view.

The full text of KBW’s written opinion is attached as Appendix B to this document and is incorporated herein by reference. Republic’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW.

KBW’s opinion is directed to the Republic Board of Directors and addresses only the fairness, from a financial point of view, of the merger consideration to the Republic shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Republic shareholder as to how the shareholder should vote at the Republic special meeting on the merger or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things,

•	the merger agreement,

•	Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2002, 2001 and 2000 of Republic,

•	Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2002, 2001 and 2000 of BB&T,

•	interim reports to Shareholders and Quarterly Reports on Form 10-Q of Republic and other communications from Republic to its respective shareholders,

•	interim reports to Shareholders and Quarterly Reports on Form 10-Q of BB&T and other communications from BB&T to its respective shareholders, and

•	other financial information concerning the businesses and operations of Republic and BB&T furnished to KBW by Republic and BB&T for purposes of KBW’s analysis;

•	held discussions with members of senior management of Republic and BB&T regarding

•	past and current business operations,

•	regulatory relationships,

•	financial condition, and

•	future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for BB&T and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Republic and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of Republic as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for BB&T and Republic are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of BB&T or Republic, and KBW did not examine any books and records or review individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Republic’s senior management. Republic does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Republic common stock or shares of BB&T common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, Republic and BB&T. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Republic Board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Republic Board or management of Republic with respect to the fairness of the merger consideration.

The following is a summary of the material analyses presented by KBW to the Republic Board on December 1, 2003 in connection with its December 1, 2003 oral opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Republic Board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Transaction Summary. KBW calculated the merger consideration to be paid as a multiple of Republic’s book value per share, tangible book value per share, latest twelve months’ earnings per share and 2004 “First Call” (as hereinafter defined) consensus estimated earnings per share. “First Call” is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors. KBW also calculated the merger consideration to be paid as a “Core Deposit

Premium.” Core Deposit Premium equals the difference between the aggregate merger consideration and Republic’s tangible equity divided by total domestic, non-brokered deposits less time deposit accounts greater than $100,000. Additionally, KBW has adjusted throughout its analyses the financial data to exclude any non-recurring income and expenses and any extraordinary items. The merger consideration was based on an exchange ratio of 0.81 BB&T shares for each Republic share. These computations were based on Republic’s stated book value per share of $15.82 and tangible book value per share of $14.98 as of September 30, 2003, Republic’s latest twelve months’ earnings per share of $0.82 as of September 30, 2003, a 2004 First Call consensus estimated earnings per share of $0.91 and core deposits of $1.9 billion as of September 30, 2003. Based on those assumptions and BB&T’s closing price of $39.66 on December 1, 2003, this analysis indicated Republic shareholders electing to receive or otherwise allocated BB&T common stock would receive stock worth $32.12 for each share of Republic common stock held. This amount would represent 203.1% of book value per share, 214.4% of tangible book value per share, 39.2 times latest twelve months’ earnings per share, 35.3 times estimated 2004 earnings per share and a Core Deposit Premium of 12.7%.

KBW also analyzed the per share transaction value as a premium to the closing price of Republic common stock prior to the announcement of the merger. The analyses performed indicated the per share transaction value as a premium to the closing price of Republic common stock on December 1, 2003 was 8.4%.

Selected Transaction Analysis. KBW reviewed certain financial data related to a set of comparable regional bank transactions announced since December 31, 1999 with deal values between $150 million and $1.5 billion (15 transactions).

KBW compared multiples of price to various factors for the BB&T-Republic merger to the same multiples for the comparable group’s mergers at the time those mergers were announced. The results were as follows:

Comparable Transactions:

	Low		High		Median		BB&T/Republic Merger
Price / Stated Book Value	110.5%		506.6%		271.2%		203.1%
Price / Tangible Book Value	110.5		506.6		281.9		214.4
Price / Latest Twelve Months’ Earnings Per Share	12.8	x	36.7	x	20.3	x	39.2	x
Price / Estimated Earnings Per Share	11.9		21.8		18.7		35.3
Core Deposit Premium	7.1		43.4		12.7		12.7
Premium to Market Price	6.1		51.2		30.1		8.4

KBW also analyzed the financial data for the period ended September 30, 2003 for Republic and reporting periods prior to the announcement of each transaction for each target in the Selected Transactions Analysis. The results were as follows:

Comparable Targets:

	Low	High	Median	Republic
Equity / Assets	5.47%	28.58%	7.61%	7.56%
Non-Performing Assets / Assets	0.09	1.40	0.30	0.47
Return on Average Assets (Year-to-Date Annualized)	0.57	1.50	1.26	0.47
Return on Average Equity (Year-to-Date Annualized)	4.87	28.14	13.95	6.24
Efficiency Ratio (Latest Twelve Months)	39	74	59	82

No company or transaction used as a comparison in the above analysis is identical to BB&T, Republic or the merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

Discounted Cash Flow Analysis. Using discounted dividends analysis, KBW estimated the present value of the future stream of dividends that Republic could produce over the next five years, under various circumstances, assuming Republic performed in accordance with their 2004 First Call consensus estimated earnings per share, management’s earnings forecast for 2005 through 2006 and 12.0% annual earnings growth thereafter. KBW then estimated the terminal values for Republic stock at the end of the period by applying multiples ranging from 14.0x to 16.0x projected earnings in year five. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 12.0% to 15.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Republic common stock. This discounted dividend analysis indicated reference ranges of between $24.61 and $32.01 per share of Republic common stock. These values compare to the consideration offered by BB&T to Republic in the Merger of .81 shares of BB&T common stock (valued at $32.12 based on the $39.66 closing price per share of BB&T common stock on December 1, 2003, the date of the merger agreement) or $31.79 in cash per share of Republic common stock.

Relative Stock Price Performance. KBW also analyzed the price performance of BB&T common stock from December 31, 2001 to December 1, 2003 and compared that performance to the performance of the Philadelphia Exchange/Keefe, Bruyette & Woods Bank Index (“Keefe Bank Index”) over the same period. The Keefe Bank Index is a market cap weighted price index composed of 24 major commercial and savings banks stocks. The Keefe Bank Index is traded on the Philadelphia Exchange under the symbol “BKX”. This analysis indicated the following cumulative changes in price over the period:

BB&T	9.8%
Keefe Bank Index	10.8

Selected Peer Group Analysis. KBW compared the financial performance and market performance of BB&T to those of a group of comparable holding companies. The comparisons were based on:

•	various financial measures including:

•	earnings performance

•	operating efficiency

•	capital

•	asset quality

•	various measures of market performance including:

•	price to book value

•	price to earnings

•	dividend yield

To perform this analysis, KBW used the financial information as of and for the quarter ended September 30, 2003 and market price information as of December 1, 2003. The 15 companies in the peer group were AmSouth Bancorporation, Comerica Incorporated, Fifth Third Bancorp, Huntington Bancshares Incorporated, KeyCorp, M&T Bank Corporation, Marshall & Ilsley Corporation, National City Corporation, PNC Financial Services Group, Inc., Popular, Inc., Regions Financial Corporation, SouthTrust Corporation, SunTrust Banks, Inc., Union Planters Corporation and UnionBanCal Corporation. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

KBW’s analysis showed the following concerning BB&T’s financial performance:

Selected Peer Group:

	Low	High	Median	BB&T
Return on Average Equity (GAAP)	12.38%	21.28%	16.39%	14.73%
Return on Average Assets (GAAP)	1.05	2.03	1.42	1.66
Return on Average Tangible Equity (Cash)	13.22	32.00	20.33	25.62
Return on Average Tangible Assets (Cash)	1.09	2.14	1.47	1.81
Net Interest Margin	3.01	4.30	3.62	4.17
Efficiency Ratio	45	67	57	53
Leverage Ratio	6.49	9.54	7.40	7.20
Equity / Assets	7.11	11.09	8.78	11.31
Loans / Deposits	72	144	104	100
Non-Performing Assets / Assets	0.36	1.76	0.58	0.49
Loan Loss Reserve / Non-Performing Assets	63	270	164	177
Loan Loss Reserve / Total Loans	1.07	2.24	1.44	1.29

KBW’s analysis showed the following concerning BB&T’s market performance:

Selected Peer Group:

	Low		High		Median		BB&T
Price / Stated Book Value Per Share	168%		381%		222%		213%
Price / Tangible Book Value Per Share	194		472		269		354
Price / 2003 GAAP Estimated Earnings Per Share	11.0	x	19.3	x	14.3	x	14.3	x
Price / 2003 Cash Estimated Earnings Per Share	10.9		19.0		14.3		13.8
Price / 2004 GAAP Estimated Earnings Per Share	11.6		17.1		13.3		13.2
Price / 2004 Cash Estimated Earnings Per Share	11.5		16.9		13.1		12.8
Dividend Yield	1.3%		4.4%		3.2%		3.2%

KBW also compared the financial performance of Republic to those of a group of comparable banks. The comparisons were based on:

•	various financial measures including:

•	earnings performance

•	operating efficiency

•	capital

•	asset quality

•	various measures of market performance including:

•	price to book value

•	price to earnings

•	dividend yield

To perform this analysis, KBW used the financial information as of and for the quarter ended September 30, 2003 and market price information as of December 1, 2003. The 10 companies in the peer group included publicly traded banks in Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina and South Carolina with assets between $2.5 billion and $15 billion. This peer group includes Alabama National BanCorporation, BancorpSouth, Inc., F.N.B. Corporation, First Charter Corporation, First Citizens Bancshares, Inc., Hancock

Holding Company, The South Financial Group, Inc., Trustmark Corporation, United Community Banks, Inc. and Whitney Holding Company. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

KBW’s analysis showed the following concerning Republic’s financial performance:

Selected Peer Group:

	Low	High	Median	Republic
Return on Average Equity (GAAP)	7.76%	19.18%	13.94%	6.24%
Return on Average Assets (GAAP)	0.64	1.73	1.11	0.47
Return on Average Tangible Equity (Cash)	9.28	24.42	17.40	7.72
Return on Average Tangible Assets (Cash)	0.69	1.78	1.17	0.53
Net Interest Margin	2.87	4.56	3.82	2.89
Efficiency Ratio	49	76	60	82
Leverage Ratio	6.74	10.04	7.88	8.19
Equity / Assets	7.35	11.48	8.85	7.56
Loans / Deposits	69	105	85	75
Non-Performing Assets / Assets	0.16	0.68	0.39	0.47
Loan Loss Reserve / Non-Performing Assets	106	579	243	178
Loan Loss Reserve / Total Loans	1.11	1.54	1.37	1.42

KBW’s analysis showed the following concerning Republic’s market performance:

Selected Peer Group:

	Low		High		Median		Republic
Price / Stated Book Value Per Share	116%		274%		215%		187%
Price / Tangible Book Value Per Share	130		420		266		198
Price / 2003 GAAP Estimated Earnings Per Share	14.6	x	27.7	x	16.9	x	43.6	x
Price / 2003 Cash Estimated Earnings Per Share	14.4		27.3		16.5		36.3
Price / 2004 GAAP Estimated Earnings Per Share	13.6		18.0		15.2		32.6
Price / 2004 Cash Estimated Earnings Per Share	13.4		17.6		14.8		28.3
Dividend Yield	0.9%		3.6%		2.3%		0.1%

Contribution Analysis. KBW analyzed the relative contribution of each of Republic and BB&T to the pro forma balance sheet and income statement items of the combined entity, including assets, gross loans, deposits, equity, tangible equity, latest twelve months’ earnings and estimated 2004 earnings. This analysis excluded any purchase accounting adjustments. The pro forma ownership analysis assumed the aggregate deal value was in the form of 100% BB&T stock and was based on BB&T’s closing price of $39.66 on December 1, 2003. The results of KBW’s analysis are set forth in the following table:

Category	BB&T	Republic
Assets	97.0%	3.0%
Gross Loans	97.4	2.6
Deposits	96.6	3.4
Equity	98.0	2.0
Tangible Equity	96.9	3.1
2004 Estimated Earnings (GAAP)	99.3	0.7
2004 Estimated Earnings (Cash)	99.2	0.8
Market Capitalization	98.2	1.8
Estimated Pro Forma Ownership	98.1	1.9

Financial Impact Analysis. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of the pro forma company. This analysis indicated that the merger is expected to be dilutive to BB&T’s estimated 2004 and 2005 GAAP earnings per share, dilutive to BB&T’s estimated 2004 cash earnings per share and accretive to BB&T’s estimated 2005 cash earnings per share. This analysis was based on First Call’s 2004 published earnings estimates for BB&T and Republic and estimated cost savings equal to 25.0% of Republic’s projected non-interest expenses. BB&T’s and Republic’s 2005 earnings projections were provided by each company’s respective management. For all of the above analyses, the actual results achieved by pro forma company following the merger will vary from the projected results and the variations may be material.

Other Analyses. KBW reviewed the relative financial and market performance of BB&T and Republic to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, historical stock performance, stock liquidity and research coverage for BB&T.

The Republic Board of Directors has retained KBW as an independent contractor to act as financial adviser to Republic regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Republic and BB&T. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Republic and BB&T for KBW’s own account and for the accounts of its customers.

Republic and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Republic has agreed to pay KBW at the time of closing a cash fee of $2.95 million. Pursuant to the KBW engagement agreement, Republic also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

Merger Consideration

Under the merger agreement and plan of merger, you will receive one of the following forms of payment of the merger consideration in exchange for each of your shares of Republic common stock (subject to the limitation on total cash payable discussed below):

•	.81 shares of BB&T common stock—the “per share stock consideration;” or

•	$31.79 of cash—the “per share cash consideration.”

Republic shareholders are entitled to elect to receive the per share stock consideration, the per share cash consideration or any combination of BB&T common stock and cash, in whole share increments with respect to the shareholders’ shares of Republic common stock. In other words, by promptly completing and timely delivering the election form (which BB&T is sending to you separately), you can elect to receive cash for all of your Republic shares, BB&T common stock for all of your Republic shares, or cash for some of your shares and BB&T common stock for the remainder of your shares (a “mixed election”). If you elect to receive any cash consideration, you may not receive the amount of cash you elected, as explained below. If you elect to receive all BB&T common stock, you will receive only BB&T common stock as merger consideration, regardless of the decisions of other Republic shareholders.

The total amount of cash payable in connection with the merger is limited in that the $31.79 per share cash consideration will be paid for a maximum of 40% of the shares of Republic common stock exchanged in the merger, or possibly a lower percentage if necessary to preserve the treatment of the transaction as a “reorganization” under the U.S. tax code. More specifically, after the election deadline, the elections may be adjusted to ensure that the total cash to be paid by BB&T as merger consideration does not exceed the lesser of: (i) the product of $12.72 multiplied by the number of shares of Republic common stock outstanding at the close of business on the closing date (that is, approximately 40% of the aggregate merger consideration based on a per share value of $31.79 per Republic share or, in other words, 40% of the aggregate merger consideration based on the exchange ratio (.81) multiplied by $39.25 per BB&T share) or (ii) 55% of the value of the aggregate merger consideration (in both cases, including the value of the cash paid instead of fractional shares of BB&T common stock) based upon the average of the high and low price per share of BB&T common stock on the NYSE as reported on the NYSEnet.com on the date that the merger becomes effective (as of 4:00 p.m. Eastern time). In the event the cash to be paid as merger consideration exceeds either of these limits, the merger agreement provides rules which are described below in “— Allocation of the Merger Consideration” to allocate stock and cash forms of merger consideration based on the elections made by the Republic shareholders. Accordingly, you may receive cash for a lesser number of shares of Republic common stock than you elected. This could result in, among other things, tax consequences that differ from those that would have resulted had you received the exact form of merger consideration you elected.

No fractional shares of BB&T common stock will be issued in connection with the merger. Instead, cash will be paid instead of any fractional share of BB&T common stock to which any Republic shareholder would be entitled upon completion of the merger. The cash paid will be an amount equal to the shareholder’s fractional interest multiplied by the average high and low price per share of BB&T Corporation common stock on the New York Stock Exchange on the closing date of the merger.

Neither Republic or BB&T (or their respective Boards of Directors) nor their financial advisors make any recommendation as to whether you should choose BB&T common stock or cash for your shares of Republic common stock. You should consult with your own financial advisor about this decision.

BB&T common stock is listed for quotation on the New York Stock Exchange under the symbol “BBT.” On December 1, 2003, which was the last trading day prior to the announcement of the merger, the price of BB&T common stock closed at $39.66 per share, and on March 9, 2004, the price of BB&T common stock closed at $37.37 per share.

You should be aware that the market value of a share of BB&T common stock will fluctuate, and neither BB&T nor Republic can give you any assurance as to what the price of BB&T common stock will be when the merger becomes effective or when certificates for those shares are delivered following surrender in exchange of your certificates for shares of BB&T stock. We urge you to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/prospectus. See “Summary—Comparative Market Prices and Dividends” on page 10.

Illustration of Allocation of the Merger Consideration, Assuming No Oversubscription for Cash

The following table illustrates calculations of consideration at different BB&T share prices that would be received by a holder of 150 shares of Republic common stock depending on whether the shareholder made a mixed election, an all cash election, or an all stock election.

These calculations assume that there will be no oversubscription for cash. The assumed closing value of the BB&T stock set forth in the table have been included for representative purposes only. The closing value at the effective time of the merger may be less than $30.00 or more than $50.00. We cannot predict what the closing value for BB&T common stock will be or what the value of the BB&T common stock to be issued in the merger will be at or following the effective time.

ILLUSTRATIVE ELECTION ALTERNATIVES FOR A HOLDER

OF 150 SHARES OF REPUBLIC COMMON STOCK

	MIXED ELECTION(1)			CASH ELECTION	STOCK ELECTION
Assumed Closing Value of BB&T Common Stock ($)	Cash Received ($)	Value of BB&T Stock Received ($)	Total Consideration Received ($)	Cash Received/ Total Consideration Received ($)	Value of BB&T Stock Received ($)	Cash Received ($)	Total Consideration Received ($)
30.00	2,406.75	1,800.00	4,206.75	4,768.50	3,630.00	15.00	3,645.00
30.50	2,407.13	1,830.00	4,237.13	4,768.50	3,690.50	15.25	3,705.75
31.00	2,407.50	1,860.00	4,267.50	4,768.50	3,751.00	15.50	3,766.50
31.50	2,407.88	1,890.00	4,297.88	4,768.50	3,811.50	15.75	3,827.25
32.00	2,408.25	1,920.00	4,328.25	4,768.50	3,872.00	16.00	3,888.00
32.50	2,408.63	1,950.00	4,358.63	4,768.50	3,932.50	16.25	3,948.75
33.00	2,409.00	1,980.00	4,389.00	4,768.50	3,993.00	16.50	4,009.50
33.50	2,409.38	2,010.00	4,419.38	4,768.50	4,053.50	16.75	4,070.25
34.00	2,409.75	2,040.00	4,449.75	4,768.50	4,114.00	17.00	4,131.00
34.50	2,410.13	2,070.00	4,480.13	4,768.50	4,174.50	17.25	4,191.75
35.00	2,410.50	2,100.00	4,510.50	4,768.50	4,235.00	17.50	4,252.50
35.50	2,410.88	2,130.00	4,540.88	4,768.50	4,295.50	17.75	4,313.25
36.00	2,411.25	2,160.00	4,571.25	4,768.50	4,356.00	18.00	4,374.00
36.50	2,411.63	2,190.00	4,601.63	4,768.50	4,416.50	18.25	4,434.75
37.00	2,412.00	2,220.00	4,632.00	4,768.50	4,477.00	18.50	4,495.50
37.50	2,412.38	2,250.00	4,662.38	4,768.50	4,537.50	18.75	4,556.25
38.00	2,412.75	2,280.00	4,692.75	4,768.50	4,598.00	19.00	4,617.00
38.50	2,413.13	2,310.00	4,723.13	4,768.50	4,658.50	19.25	4,677.75
39.00	2,413.50	2,340.00	4,753.50	4,768.50	4,719.00	19.50	4,738.50
39.25	2,413.69	2,355.00	4,768.69	4,768.50	4,749.25	19.63	4,768.88
39.50	2,413.88	2,370.00	4,783.88	4,768.50	4,779.50	19.75	4,799.25
40.00	2,414.25	2,400.00	4,814.25	4,768.50	4,840.00	20.00	4,860.00
40.50	2,414.63	2,430.00	4,844.63	4,768.50	4,900.50	20.25	4,920.75
41.00	2,415.00	2,460.00	4,875.00	4,768.50	4,961.00	20.50	4,981.50
41.50	2,415.38	2,490.00	4,905.38	4,768.50	5,021.50	20.75	5,042.25
42.00	2,415.75	2,520.00	4,935.75	4,768.50	5,082.00	21.00	5,103.00
42.50	2,416.13	2,550.00	4,966.13	4,768.50	5,142.50	21.25	5,163.75
43.00	2,416.50	2,580.00	4,996.50	4,768.50	5,203.00	21.50	5,224.50
43.50	2,416.88	2,610.00	5,026.88	4,768.50	5,263.50	21.75	5,285.25
44.00	2,417.25	2,640.00	5,057.25	4,768.50	5,324.00	22.00	5,346.00
44.50	2,417.63	2,670.00	5,087.63	4,768.50	5,384.50	22.25	5,406.75
45.00	2,418.00	2,700.00	5,118.00	4,768.50	5,445.00	22.50	5,467.50
46.00	2,418.75	2,760.00	5,178.75	4,768.50	5,566.00	23.00	5,589.00
47.00	2,419.50	2,820.00	5,239.50	4,768.50	5,687.00	23.50	5,710.50
48.00	2,420.25	2,880.00	5,300.25	4,768.50	5,808.00	24.00	5,832.00
49.00	2,421.00	2,940.00	5,361.00	4,768.50	5,929.00	24.50	5,953.50
50.00	2,421.75	3,000.00	5,421.75	4,768.50	6,050.00	25.00	6,075.00

(1) Assumes election of 50% cash and 50% stock.

Neither Republic or BB&T, nor their respective Boards of Directors nor their financial advisors make any recommendation as to whether you should choose BB&T common stock or cash for your shares of Republic common stock. You should consult with your own financial advisor about this decision.

Election of the Form of Payment of the Merger Consideration

Republic shareholders are entitled to elect to receive the per share stock consideration, the per share cash consideration or any combination of BB&T common stock and cash, in whole share increments with respect to the shareholders’ shares of Republic common stock (subject to the limitation on total cash payable as described below in“—Allocation of the Merger Consideration”). BB&T will deliver or mail to you a form of election and instructions for making your election as to the form of merger consideration you prefer to receive in the merger, subject to the allocation procedures described below in “Allocation of the Merger Consideration.” Each holder of Republic common stock should complete, date and sign the election form that is being separately mailed to you and return it promptly in the prepaid, pre-addressed envelope provided to you with the election form.  If you do not make an election by 5:00 p.m. Eastern time, on April 13, 2004, the date of Republic’s special shareholders’ meeting, you will be deemed to have made an election to receive BB&T common stock. A Republic shareholder’s proper election will be effective for the lesser of the number of his or her shares owned (i) on the election deadline; or (ii) on the effective date of the merger. Furthermore, if a Republic shareholder makes a proper mixed election and, on the effective date of the merger, he or she owns some but not all of the shares with respect to which he or she made the proper mixed election, the shares retained will be treated in proportionately the same manner as the mixed election the Republic shareholder originally selected in his or her properly submitted election form. If your Republic shares are held in “street name” by a broker, your broker will forward the election form to you.

All shareholder elections must be made on the election form to be provided by BB&T. To be effective, an election form must be properly completed, and received by BB&T no later than 5:00 p.m. Eastern time on April 13, 2004 (the “election deadline”). If a Republic shareholder does not make an election by the election deadline, you will be deemed to have made an election to receive BB&T common stock. Elections may be revoked or changed upon written notice to BB&T prior to the election deadline. If a shareholder revokes an election form and does not properly make a new election by the election deadline in respect of the shares of Republic common stock covered by the revoked election form, it will be deemed that the holder did not make any election in respect of those shares and will be deemed to have made an election to receive BB&T common stock.

BB&T will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in an election form, and any good faith decision of BB&T regarding such matters will be binding and conclusive. BB&T WILL NOT BE UNDER ANY OBLIGATION TO NOTIFY ANY PERSON OF ANY DEFECT IN AN ELECTION FORM.

Allocation of the Merger Consideration

The merger agreement limits the aggregate amount of cash that may be paid as merger consideration. The aggregate cash amount to be paid as merger consideration (the “aggregate cash amount”), including the amount of cash payable as a result of elections to receive the per share cash consideration and the cash paid instead of fractional shares of BB&T common stock, shall not exceed the lesser of:

(1) 55% of the value of the aggregate merger consideration based upon the average of the high and low price per share of BB&T common stock on the NYSE as reported on NYSEnet.com on the date that the merger becomes effective; and

(2) the product of $12.72 (that is, approximately 40% of the aggregate merger consideration based on a per share value of $31.79 per Republic share or, in other words, 40% of the aggregate merger consideration based on the exchange ratio (.81) multiplied by $39.25 per BB&T share) and the number of shares of Republic common stock outstanding at the close of business on the closing date (we refer to the lesser of the amounts described in (1) and (2) as the “maximum cash amount”).

If the aggregate cash amount that the Republic shareholders elect to receive as merger consideration exceeds the maximum cash amount described above, the cash consideration distributable to each Republic shareholder electing to receive cash will be reduced, and BB&T common stock will be distributed in its place. Each such shareholder’s cash reduction will be calculated by determining the total amount by which the aggregate cash amount exceeds the maximum cash amount, and allocating that amount among all Republic shareholders that have elected to receive cash. The amount reallocated to any individual Republic shareholder will equal a percentage of the total amount of excess cash, with such percentage equal to a fraction, the numerator of which will be the amount of cash elected to be received by such Republic shareholder absent the cash limitation, and the denominator of which will be the total cash payable to all Republic shareholders absent the cash limitation. Each Republic shareholder having its cash reduced will receive shares of BB&T common stock instead, valued at $39.25 per share for purposes of determining the number of such shares to be received (rounded up to the next whole share, if necessary). Thus, the amount of cash such Republic shareholder will receive will be reduced by $39.25 per share multiplied by the number of shares of additional BB&T common stock received. This adjustment is described in further detail in the merger agreement, and an example of how the adjustment would work is set forth in “Illustration of Allocation of the Merger Consideration Assuming on Oversubscription for Cash” on page 32. These adjustments may result in holders of Republic common stock receiving cash for a lesser number of shares of Republic common stock than they would have received based on their elections. This could result in, among other things, tax consequences that differ from those that would have resulted had a Republic shareholder received the exact form of merger consideration elected.

Illustration of Allocation of the Merger Consideration, Assuming an Oversubscription for Cash

As described above under “Allocation of the Merger Consideration” on page 34, those Republic shareholders electing to receive cash for their shares of Republic common stock would actually receive a reallocated mix of cash and BB&T common stock consideration in the event that the aggregate cash amount exceeds the maximum cash amounts described above and set forth in the merger agreement. To help illustrate the manner in which this reallocation procedure works, please consider the following example.

Suppose Shareholder Smith owns 150 Republic shares and elects to exchange 75 of his shares for BB&T common stock and the other 75 for cash. In addition, assume a closing value price per share of BB&T common stock of $36.00, that out of a total of 13,304,579 shares outstanding, Republic shareholders holding 75% of Republic common stock have elected to receive cash in the merger and that the total amount of cash paid instead of fractional shares of BB&T common stock is $1,000,000. Under this scenario:

•	all Republic shareholders who elected to receive BB&T stock would receive BB&T stock, except for any cash paid instead of fractional shares of BB&T common stock;

•	all Republic shareholders who failed to properly make an election would receive BB&T stock, except for any cash paid instead of fractional shares of BB&T common stock; and

•	all Republic shareholders who elected to receive cash would have their consideration adjusted as follows:

(A)	First, we determine the limit on total cash consideration payable:

55% of the total merger consideration = $221,079,300.

$12.72 multiplied by 13,304,579 shares = $169,234,245.

Since $221,079,300 exceeds $169,234,245, the limit on total cash consideration is $169,234,245.

(B)	Second, since the total number of shares of Republic common stock held by Republic shareholders electing cash is 9,978,434, the total amount of cash that would be distributed to Republic shareholders who elect cash, absent the limit on total cash consideration payable, would be $317,214,425 (or 9,978,434 multiplied by $31.79 per share). We add to this the cash to be paid instead of fractional shares of BB&T common stock, assumed to be $1,000,000, to give us, based on these assumptions, an amount of $318,214,425 as the total cash consideration that would be payable to all Republic shareholders absent the cash limitations.

(C)	The difference between $318,214,425 and $169,234,245 is $148,980,180. This number equals the amount of excess elected cash that must be reallocated in the form of BB&T shares among all Republic shareholders who originally elected to receive cash. The amount reallocated to any individual Republic shareholder will equal a percentage of the total amount of excess cash, with such percentage equal to a fraction, the numerator of which will be the amount of cash elected to be received by such individual absent the cash limitation and the denominator of which will be the total cash payable to all Republic shareholders absent the cash limitation. Thus, for Shareholder Smith, who originally elected to receive cash in exchange for 75 of his Republic shares, this calculation would work as follows:

•	75 shares electing cash multiplied by $31.79 per share = $2,384.25.

•	( $2,384.25 ÷ $318,214,425 ) x $148,980,180 = $1,116.25.

Thus, of the $2,384.25 that Shareholder Smith would have received in cash absent the limit on total cash consideration payable, $1,116.25 must now be paid in shares of BB&T common stock, each of which under the terms of the merger agreement will be valued at $39.25 regardless of the actual trading price of BB&T stock at the time the re-allocation is made, rounded up to the next whole share, as follows:

•	$1,116.25 ÷ $39.25 = 28.43 (which rounds up to 29 additional shares of BB&T common stock, as provided in the merger agreement).

(D)	The cash that would have been payable to Shareholder Smith ($2,384.25) will be reduced by the product of the 29 additional shares of BB&T common stock received pursuant to the re-allocation, multiplied by $39.25 ($1,138.25), for a total of $1,246 ($2,384.25 – $1,138.25) payable in cash to Smith.

Thus, after the re-allocation, Shareholder Smith will receive:

•	89 shares of BB&T common stock (60.75 shares received pursuant to Shareholder Smith’s stock election (75x.81=60.75) plus 29 shares pursuant to the reallocation) and $1,273 in cash ($1,246 payable pursuant to cash election plus $27 paid instead of a fractional share).

At an assumed market value of $36.00 per share for BB&T common stock, this equals $4,477 in total consideration received by Shareholder Smith, in exchange for his 150 shares of Republic stock, after the re-allocation.

Exchange of Republic Stock Certificates

When the merger is completed, without any action on the part of Republic or the Republic shareholders, shares of Republic common stock will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, the merger consideration described above elected by the Republic shareholder (subject to the limitation on total cash payable), including cash instead of any fractional share of BB&T common stock that would otherwise be issued. Promptly after the merger becomes effective, BB&T will deliver or mail to you a form of letter of transmittal and instructions for surrender of your Republic stock certificates. When you properly surrender your certificates, or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, BB&T will promptly deliver to you the merger consideration and cash in lieu of a fractional share, if any, to which you are entitled.

You should not send in your stock certificates until you receive the letter of transmittal and instructions.

After the merger is completed, and until surrendered as described above, each outstanding Republic stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration. No interest will be paid or accrued on any cash payable pursuant to the per share cash consideration or for fractional shares as part of the merger consideration. With respect to any Republic stock certificate that has been lost or destroyed, BB&T will pay the merger consideration attributable to the shares represented by such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with BB&T’s standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the merger is completed, Republic’s transfer books will be closed and no transfer of the shares of Republic stock outstanding immediately before the time that the merger becomes effective will be made on BB&T’s stock transfer books.

To the extent permitted by law, after the merger becomes effective, you will be entitled to vote at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which your shares of Republic stock are converted, regardless of whether you have exchanged your Republic stock certificates for BB&T stock certificates. Whenever BB&T declares a dividend or other distribution on the BB&T common stock which has a record date after the merger becomes effective, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable under the merger agreement. However, no dividend or other distribution payable to the holders of record of BB&T common stock will be delivered to you until you surrender your Republic stock certificate for exchange as described above. Upon surrender of your Republic stock certificate, the certificate representing the BB&T common stock into which your shares of Republic stock have been converted, cash representing the per share cash consideration, if any, together with cash instead of any fractional share of BB&T common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

The Merger Agreement

Effective Date and Time of the Merger

The merger agreement provides that the merger will be completed on a date selected by BB&T which date shall be no later than: (1) the fifth business day of the month following the month of shareholder approval of the merger; (2) if the conditions to closing are not satisfied by such fifth business day, the merger will be completed on a business day designated by BB&T that is within 5 business days following the satisfaction of the conditions to the completion of the merger; or (3) a later date mutually acceptable to the parties. The merger will become effective at the time and date specified in the articles of merger to be filed with the North Carolina Secretary of State and the Florida Department of State. It is currently anticipated that the merger will become effective in the second quarter of 2004, assuming all conditions to the respective obligations of BB&T and Republic to complete the merger have been satisfied.

Conditions to the Merger

The obligations of BB&T and Republic to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the time the merger becomes effective:

•	all corporate action necessary to authorize the performance of the merger agreement must have been duly and validly taken, including the approval of the shareholders of Republic of the merger agreement;

•	BB&T’s registration statement on Form S-4 relating to the merger (including any post-effective amendments) must be effective under the Securities Act of 1933, no proceedings may be pending or, to BB&T’s knowledge, threatened by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and the BB&T common stock to be issued in the merger must either have been registered or exempt from registration under applicable state securities laws;

•	the parties must have received all regulatory approvals required in connection with the transactions contemplated by the merger agreement. All notice periods and waiting periods required with respect to the approvals must have passed, and all approvals must be in effect;

•	neither BB&T nor Republic nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits completion of the transactions provided in the merger agreement;

•	Republic and BB&T must each have received an opinion of their respective legal counsel, in form and substance satisfactory to Republic and BB&T, on the basis of specified facts, representations and assumptions, to the effect that the merger will constitute one or more reorganizations under Section 368 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and that the shareholders of Republic will not recognize any gain or loss on the exchange of their shares of Republic common stock for shares of BB&T common stock (except with respect to any cash received in exchange for shares of Republic common stock or instead of fractional shares of BB&T common stock); and

•	the shares of BB&T common stock issuable pursuant to the merger must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

The obligations of Republic to carry out the transactions in the merger agreement are subject to the satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by Republic:

•	BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement; and

•	Republic must have received closing certificates from BB&T.

All representations and warranties of BB&T will be evaluated as of the date of the merger agreement and at the time the merger becomes effective as though made at the time the merger becomes effective (or, in the case of any representation and warranty that specifically relates to an earlier date, on the date designated), except as otherwise provided in the merger agreement or consented to in writing by Republic. The representations and warranties of BB&T concerning the following must be true and correct in all material respects:

•	its capitalization;

•	its and its subsidiaries’ organization and authority to conduct business;

•	its authorization of, and the binding nature of, the merger agreement; and

•	the absence of any conflict between the transactions in the merger agreement and BB&T’s Articles of Incorporation or Bylaws.

Moreover, there must not be inaccuracies in the representations and warranties of BB&T in the merger agreement that, individually or in the aggregate, have or are reasonably likely to have a material adverse effect on BB&T and its subsidiaries taken as a whole.

The obligations of BB&T to carry out the transactions in the merger agreement are subject to satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by BB&T:

•	no regulatory approval required to complete the merger shall have imposed any condition or requirement which would have a material adverse effect on the ability of BB&T to conduct the business operations of Republic or of BB&T following the closing date in substantially the same manner as conducted prior to the closing date;

•	Republic must have performed in all material respects all of its obligations and complied in all material respects with all of its covenants required by the merger agreement;

•	BB&T must have received agreements from specified affiliates of Republic concerning their shares of Republic common stock and the shares of BB&T common stock to be received by them;

•	BB&T must have received closing certificates from Republic; and

•	William R. Hough’s noncompetition agreement must be in full force and effect.

All representations and warranties of Republic will be evaluated at the date of the merger agreement and at the time the merger becomes effective as though made at the time the merger becomes effective (or, in the case of any representation and warranty that specifically relates to an earlier date, on the date designated), except as otherwise provided in the merger agreement or consented to in writing by BB&T. The representations and warranties of Republic concerning the following must be true and correct in all material respects:

•	its capitalization;

•	its and its subsidiaries’ organization and authority to conduct business;

•	its ownership of its subsidiaries and other equity interests;

•	its authorization of, and the binding nature of, the merger agreement;

•	the absence of conflict between the transactions in the merger agreement and Republic’s Articles of Incorporation or Bylaws;

•	actions taken to exempt the merger from any applicable anti-takeover laws; and

•	its forbearance from taking any actions that would negatively affect the tax-free treatment of the merger under the Internal Revenue Code or the receipt of necessary regulatory approvals.

Moreover, there must not be inaccuracies in the representations and warranties of Republic in the merger agreement that, individually or in the aggregate, have or are reasonably likely to have a material adverse effect on Republic and its subsidiaries taken as a whole (evaluated without regard to whether the merger is completed).

Conduct of Republic’s and BB&T’s Businesses Before the Merger Becomes Effective

Except with the consent of BB&T, until the merger is effective, neither Republic nor any of its subsidiaries may:

•	carry on its business other than in the usual, regular and ordinary course in substantially the same manner as previously conducted, or establish or acquire any new subsidiary or engage in any new type of activity or expand any existing activities;

•	declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than a dividend on shares of Republic capital stock payable after the fiscal year ending December 31, 2003 in an amount up to $.30 per share;

•	issue any shares of capital stock (including treasury shares), except pursuant to the stock option plans with respect to the stock options outstanding as of December 1, 2003 (or that may become outstanding after December 1, 2003 other than in violation of the merger agreement);

•	issue, grant or authorize any rights to acquire capital stock or effect any recapitalization, reclassification, stock dividend, stock split or similar change in capitalization;

•	amend its articles of incorporation or bylaws;

•	impose or permit the imposition or existence of any lien, charge or encumbrance on any share of stock held by it in any Republic subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

•	subject to the immediately following bullet point, merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any material assets or acquire any material assets other than in the ordinary course of its business consistent with past practices;

•	solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of or a substantial equity interest in, or any recapitalization, liquidation or dissolution involving or a business combination or similar transaction with, Republic or any Republic subsidiary other than as contemplated by the merger agreement; or authorize any officer, director, agent or affiliate of Republic or any Republic subsidiary to do any of the above; or fail to notify BB&T within forty-eight (48) hours if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this paragraph does not apply to furnishing information to or participating in negotiations or discussions with any person that has made, or that the Republic Board of Directors determines in good faith is reasonably likely to make, a superior offer if the Republic Board of Directors determines in good faith, after consultation with outside legal counsel, that it should take such actions in light of its fiduciary duty to Republic’s shareholders;

•	“superior offer” means a proposal or offer to acquire or purchase all or a substantial portion of the assets of or a substantial equity interest in, or to effect any recapitalization, liquidation or dissolution involving or a business combination or other similar transaction with, Republic or any Republic subsidiary (including, without limitation, a tender offer or exchange offer to purchase Republic common stock) other than as contemplated by the merger agreement: (i) that did not arise from or involve a breach or violation by Republic of any provision of the merger agreement; (ii) that the Republic Board of Directors determines in its good faith judgment, based, among other things, on advice of the financial advisor, to be more favorable to the Republic shareholders than the merger; and (iii) the financing for the implementation of which, to the extent required, is then committed or in the good faith reasonable judgment of the Republic Board of Directors, based, among other things, on advice of the financial advisor, is capable of being obtained by the party making the proposal or offer;

•	dispose of or acquire any material assets, other than in the ordinary course of its business;

•	fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

•	increase the rate of compensation of any of its directors, officers or employees (excluding increases in compensation resulting from the exercise of stock options, or the distribution of shares or amounts in connection with other equity based awards), or pay or agree to pay any bonus to, or provide any new employee benefit or incentive to, any of its directors, officers or employees, except for annual bonuses in respect of 2003 made in the ordinary course of business consistent with past practice, increases or payments made in the ordinary course of business consistent with past practice for annual or merit-based increases in base salary to employees, including executive officers, or pursuant to plans or arrangements in effect on the date of the merger agreement;

•	enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related to any of those contracts, plans or arrangements, in respect of any of its directors, officers or other employees; provided, however, that this subparagraph will not prevent renewal of any of the foregoing consistent with past practice;

•	enter into (i) any material agreement, arrangement or commitment not made in the ordinary course of business, (ii) any material agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Republic or a Republic subsidiary or guarantee by Republic or a Republic subsidiary of any obligation, (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause will not apply to the election of directors by shareholders or the reappointment of officers in the normal course) except with respect to the termination of an employee other than an executive officer in the ordinary course of business consistent with past practice, (iv) any contract, agreement or understanding with a labor union or (v) any agreement, arrangement or commitment which if it were outstanding on December 1, 2003 would violate certain representations in the merger agreement;

•	change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation or directives or as provided for in the merger agreement;

•	change its methods of accounting in effect at December 31, 2002, except as required by changes in GAAP or regulatory accounting principles as concurred in by BB&T (which may not unreasonably withhold its concurrence) or change in any material respect its methods of reporting income and deductions for federal income tax purposes from those used in the preparation of its federal income tax returns for the year ended December 31, 2002, except as required by changes in law or regulation;

•	incur any commitments for capital expenditures or obligations to make capital expenditures in excess of $50,000, for any one expenditure, or $250,000, in the aggregate;

•	incur any indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or the Federal Reserve Bank and reverse repurchase arrangements in the ordinary course of business;

•	take any action that would or could reasonably be expected to (a) result in any inaccuracy of a representation or warranty that would permit termination of the merger agreement or (b) cause any of the conditions precedent to the transactions contemplated by the merger agreement to fail to be satisfied; or

•	agree to do any of the foregoing.

In addition, Republic has agreed:

•	to convene and hold a meeting of shareholders to obtain the necessary vote to approve the merger as soon as reasonably practicable following the effectiveness of BB&T’s registration statement filed in connection with the merger. Subject to its fiduciary duties, the Republic Board of Directors will recommend to the Republic shareholders the approval of the merger agreement.

•	to take such actions as may be reasonably necessary to modify the structure of or to substitute parties to (so long as such substitute is BB&T or a wholly owned BB&T subsidiary) the transactions, as long as the modification does not change the consideration to be received by Republic shareholders, abrogate the covenants and other agreements contained in the merger agreement or substantially delay the completion of the merger;

•	to cooperate with BB&T in certain respects concerning (a) accounting and financial matters necessary to facilitate the merger, including issues arising in connection with record keeping, loan classification, valuation adjustments, and other accounting practices, and (b) Republic’s lending, investment or asset/liability management policies;

•	to keep BB&T advised of all material developments relevant to its business prior to completion of the merger;

•	to provide BB&T access to Republic’s books and records; and

•	use its best efforts to cause all Republic affiliates to execute and deliver to BB&T agreements concerning the shares of BB&T common stock to be received by them as necessary to promote compliance with federal securities laws.

Except with the consent of Republic, until the merger is effective, neither BB&T nor any of its subsidiaries may:

•	enter into any agreement to acquire all or substantially all of the capital stock or assets of any other person or business unless such transaction would not substantially delay completion of, or substantially impair the prospects of completing the merger pursuant to the merger agreement;

•	take any action that would or might be expected to result in any inaccuracy of a representation or warranty that would allow termination of the merger agreement;

•	amend its Articles of Incorporation or bylaws in a manner that would adversely affect the economic benefits of the merger to holders of Republic common stock;

•	take any action that would or might be expected to cause any of the conditions precedent to the transactions contemplated in the merger agreement to fail to be satisfied;

•	fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business; or

•	agree to do any of the foregoing.

BB&T has also agreed to keep Republic advised of all material developments relevant to its business before the completion of the merger.

Other Agreements

In addition to the agreements above relating to the conduct of Republic’s and BB&T’s businesses before completion of the merger, Republic and BB&T have also agreed to:

•	submit all notices and applications for prior approval of the transactions contemplated by the merger agreement to the Federal Reserve and any other federal, state or local government agency, department or body to which notice is required or from which approval is required to complete the merger;

•	promptly furnish all information as may be required by any federal, state or local government agency, department or body properly asserting jurisdiction in order to obtain the requisite approvals for the transactions contemplated by the merger agreement and to request any applicable waiting periods to expire as promptly as practicable;

•	take all other action required to obtain as promptly as practicable all necessary permits, consents, approvals, authorizations and agreements of, and to give all notices and reports and make all other filings with the Federal Reserve and any other federal, state or local government agency, department or body to which notice is required or from which approval is required to complete the merger;

•	furnish the information required in connection with and to cooperate in the preparation of the registration statement to be filed by BB&T in connection with the merger, this document and all other necessary documentation required to be filed with the appropriate governmental authorities with respect to the merger;

•	take or cause to be taken all action necessary for the satisfaction of the conditions to the parties’ obligations to complete the merger and to complete the transactions contemplated by the merger agreement at the earliest possible date;

•	agree as to the form and substance of any press release related to the merger agreement or the transactions contemplated by the merger agreement and to consult with the other party as to the form and substance of other related public disclosures;

•	file all reports required to be filed by it with the Securities and Exchange Commission and any other regulatory authorities having jurisdiction over such party and deliver to the other party copies of such reports promptly after filing;

•	use its reasonable best efforts to take such action as may be necessary to cause the merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

BB&T has also agreed to:

•	pay or cause to be paid when due the merger consideration and reserve for issuance that number of shares of BB&T common stock necessary to pay the merger consideration; and

•	use its reasonable best efforts to list, prior to the completion of the merger, the shares of BB&T common stock to be issued to Republic shareholders pursuant to the merger agreement on the New York Stock Exchange, subject to official notice of issuance.

Waiver; Amendment; Termination; Expenses

Except with respect to any required regulatory approval, BB&T or Republic may at any time (whether before or after approval of the merger agreement by the Republic shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the merger agreement or any document delivered pursuant to the merger agreement, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement, or (c) the performance by the other party of any of its obligations set out in the merger agreement. The parties may also mutually amend or supplement the merger agreement in writing at any time. However, no extension, waiver, amendment or supplement which would reduce the merger consideration to be provided to holders of Republic common stock upon completion of the merger will be made after the Republic shareholders approve the merger agreement. In order to be valid, the waiver must be in writing by the waiving party. No evidence of waiver will be offered or received as evidence in any proceeding unless it is in writing. If any condition to the obligation of either party to complete the merger is not fulfilled, that party will consider the materiality of such nonfulfillment.

The merger agreement may be terminated, and the merger may be abandoned:

•	at any time before the merger becomes effective, by the mutual consent in writing of BB&T and Republic;

•	at any time before the merger becomes effective, by either party: (a) in the event of a material breach by the other party of any covenant or agreement contained in the merger agreement or (b) in the event of an inaccuracy of any representation or warranty of the other party contained in the merger agreement if such inaccuracy or breach would allow the nonbreaching party to refuse to complete the merger under the applicable standard in the merger agreement (see “Conditions to the Merger” on page 38) and if the inaccuracy or breach is not cured by the earlier of July 31, 2004 or 30 days following notice of the breach or inaccuracy to the breaching party;

•	at any time before the merger becomes effective, by either party in writing, if any of the conditions precedent to the obligations of that party to complete the transactions contemplated by the merger agreement cannot be satisfied or fulfilled before the time the merger becomes effective, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings;

•	at any time, by either party in writing, if any of the applications for the regulatory approval required to complete the merger are denied, and the time period for appeals and requests for reconsideration has run;

•	at any time, by either party in writing, if the shareholders of Republic do not approve the merger agreement by the required vote;

•	at any time following July 31, 2004 by either party in writing, if the merger has not yet become effective and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings; and

•	at any time prior to the completion of the merger by BB&T if the Republic Board of Directors (i) withdraws its recommendation or refuses to recommend to shareholders of Republic that they vote to approve the merger agreement or (ii) recommends to the shareholders of Republic approval of a competing acquisition proposal for Republic.

If the merger agreement is terminated pursuant to any of the provisions described above, the merger agreement will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality, the termination fee and expenses will survive the termination and (b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy.

Each party will pay the expenses it incurs in connection with the merger agreement and the merger, except that printing expenses and Securities and Exchange Commission filing fees incurred in connection with the registration statement and this proxy statement/prospectus will be paid 50% by BB&T and 50% by Republic.

Termination Fee

In the event that the merger agreement is terminated:

•	by either Republic or BB&T because the shareholders of Republic fail to approve the merger agreement and either (1) at the time of the Republic shareholders’ meeting there has been an acquisition proposal for Republic made public and not withdrawn or (2) prior to such shareholders’ meeting, the Republic Board of Directors withdraws its recommendation or refuses to recommend to the shareholders of Republic that they vote to approve the merger agreement;

•	by BB&T because the Republic Board of Directors (1) withdraws its recommendation or refuses to recommend to shareholders of Republic that they vote to approve the merger agreement or (2) recommends to the shareholders of Republic approval of an acquisition proposal for Republic;

•	by BB&T because Republic has breached its non-solicitation covenant or its covenant to submit the merger agreement to the Republic shareholders for approval and recommend approval of the merger agreement to the Republic shareholders; or

•	by BB&T because Republic has knowingly breached its representations, warranties or covenants and (1) at the time of such termination Republic is not entitled to terminate the merger agreement because of a BB&T breach of its representations, warranties, or covenants and (2) an acquisition proposal for Republic is publicly disclosed or communicated to the Republic Board of Directors at or before the time of Republic’s breach;

and within 15 months of termination Republic completes or enters into a definitive agreement with respect to an acquisition proposal for Republic, then Republic will pay a cash termination fee of $17,000,000 to BB&T.

Interests of Republic’s Directors and Officers in the Merger

Some members of Republic’s management and the Republic Board of Directors have interests in the merger that are in addition to or different from their interests as Republic shareholders. These interests exist because of rights they may have under existing employment agreements with Republic or its subsidiaries and compensation and benefit plans maintained by Republic, including the Republic stock option plan, and, in the case of Messrs. Klich and Coppedge, pursuant to the terms of employment agreements with BB&T that will become effective upon completion of the merger. The Republic Board of Directors was aware of these interests and considered them in approving the merger agreement and the merger.

Existing Employment Agreements with Republic

Republic and Republic Bank have previously entered into employment agreements with William R. Klich, J. Kenneth Coppedge and William R. Falzone that contain change of control severance provisions. The merger will be a change of control for purposes of these agreements.

Pursuant to the terms of the employment agreements with each of Messrs. Klich, Coppedge and Falzone, in the event the executive’s employment is involuntarily terminated within two years after the completion of the merger, the executive would be entitled to receive a lump sum payment equal to three times his annual base salary and a pro-rata annual bonus for the portion of the performance year in which the date of termination occurs. Involuntary termination for these executives also includes constructive termination due to any cut in annual base salary, a geographical transfer of more than forty miles and/or any diminution of duties. In addition, pursuant to his existing employment agreement, if Mr. Klich voluntarily terminated his employment during the period commencing six months after a change of control and ending on the second anniversary thereof, he would be entitled to receive a lump sum payment equal to two times his annual base salary and a pro-rata annual bonus for the portion of the performance year in which the date of termination occurs.

If any amounts or benefits received by Messrs. Klich, Coppedge or Falzone under their existing employment agreements or otherwise are subject to the excise tax imposed under section 4999 of the Internal Revenue Code, an additional payment will be made to restore the executives to the after-tax position that they would have been in if the excise tax had not been imposed.

Republic Bank has also entered into change of control severance letter agreements with certain of its other officers, including Timothy J. Little and Rita Lowman. These letter agreements generally provide that, in the event of the executive’s involuntarily termination within 12 months after a change of control, the executive will be entitled to receive severance payments equal to two times the executive’s annual base salary (paid as a lump sum or salary continuation at Republic’s option) and a pro-rata annual bonus for the portion of the performance year in which the date of termination occurs. The letter agreements provide that if any amounts or benefits received by an executive under the letter agreement or otherwise are subject to the excise tax imposed under section 4999 of the Internal Revenue Code, an additional payment will be made to restore the executive to the after-tax position that the executive would have been in if the excise tax had not been imposed.

Other Existing Republic Benefit Plans.

Pursuant to the terms of Republic’s Executive Supplemental Retirement Plan, upon a change of control, participants will become fully vested in their retirement benefits under the plan. The merger will be a change of control for purposes of this plan.

New Employment Agreements with Branch Bank

In connection with the merger, Branch Banking and Trust Company, a wholly owned subsidiary of BB&T, has entered into employment agreements with Mr. Klich and Mr. Coppedge that will become effective when the merger is completed and will supersede their current employment agreements with Republic and Republic Bank (other than with respect to the executives’ right to receive an excise tax gross-up in the event payments or benefits that the executives are entitled to as a result of the merger are subject to the excise tax under Section 4999 of the Internal Revenue Code). BB&T has also agreed to cause Branch Bank to offer to enter into three-year employment agreements with up to eleven additional Republic officers, including Timothy J. Little.

Mr. Klich’s employment agreement provides that he will be employed as the President of Florida Operations and as a Regional President of Branch Bank until he reaches the age of 65 and will receive an annual salary of at least $432,000. Mr. Coppedge’s employment agreement provides the he will be employed as a Regional President of Branch Bank until the fifth anniversary of the completion of the merger and will receive an annual salary of at least $272,000.

Pursuant to the terms of their employment agreements, Messrs. Klich and Coppedge will generally be entitled to participate in BB&T’s short-term incentive plan on the same basis as similarly situated officers of Branch Bank, subject to adjustment by Branch Bank to avoid duplication with any bonus earned under Republic’s cash bonus program in any year for which the executive is entitled to a bonus under both the BB&T and the Republic plans. The employment agreements also provide for the annual grant of stock options in accordance with BB&T’s Amended and Restated 1995 Omnibus Stock Incentive Plan or a successor plan on the same basis as similarly situated officers of Branch Bank.

The employment agreements further provide that Messrs. Klich and Coppedge will receive, on the same basis as similarly situated officers of Branch Bank, employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, dental, life and accident insurance and similar indirect compensation that may be extended to similarly situated officers, such benefits to commence as of a date determined by Branch Bank but not later than January 1 following the merger of the last of Republic’s bank subsidiaries into BB&T or one of its subsidiaries. Until the date that the Branch Bank benefits commence, Republic plans that provide benefits of the same type or class as a corresponding BB&T plan will continue in effect for the senior executives and other officers.

The employment agreements further provide that, if the employment of Messrs. Klich or Coppedge is terminated for any reason other than for “just cause,” death or “disability,” or if the executive terminates his employment for “good reason” (in each case as defined in the employment agreements), he will be entitled to receive his annual salary through the last day of the month in which his termination occurs plus a pro-rata annual bonus for the performance year in which the date of termination occurs (based on the average of the annual bonuses earned for the three calendar years preceding his date of termination). The executive will also be entitled to receive the highest amount of the annual cash compensation (including amounts deferred and not paid) received during any of the three calendar years preceding the year in which his employment terminates for the period commencing on the first day of the month following the date of his termination and ending at the end of the original term of the agreement, prorated for any partial year and subject to his compliance with agreed upon non-competition, non-solicitation and confidential information covenants. If either executive begins receiving such payments and dies before the end of the term of his agreement, the present value of the remaining payments will be paid to his beneficiary in a lump sum within 30 days following the date of death. During the severance period, the executive will continue to be entitled to participate in Branch Bank’s welfare benefit plans or will receive comparable benefits. In addition, all stock options and other stock based and performance awards and cash equivalents thereof outstanding on the date of termination of employment will immediately vest and become exercisable.

The employment agreements also provide that, upon the consummation of the merger, Branch Bank will pay Mr. Klich and Mr. Coppedge a lump sum of $1,360,000 and $856,000, respectively, in partial consideration for certain non-competition, confidentiality and non-solicitation covenants set forth in the new employment agreements.

With respect to the up to eleven additional Republic officers who are identified in the merger agreement, including Timothy J. Little, the employment agreements will be offered when the merger is completed. The agreement for each will provide that he or she will be a senior vice president, and will receive a base salary at least equal to his or her base salary as of November 1, 2003, subject to possible increases following annual review. The agreement for each will further provide for certain benefits such as employee pension and welfare benefits and group employee benefits.

Equity-Based Awards

The merger agreement provides that, upon completion of the merger, each then outstanding and unexercised stock option or stock appreciation right to acquire shares of Republic common stock (or, in the case of stock appreciation rights, receive a cash payment in respect thereof) will cease to represent the right to acquire or receive shares of (or, in the case of stock appreciation rights, a payment in respect of) Republic common stock and will be converted into, and become a right, to acquire or receive the number of shares of (or, in the case of stock appreciation rights, a payment in respect of) BB&T common stock equal to the product of the number of shares of Republic common stock subject to such option or stock appreciation right and the exchange ratio, with the exercise price of each converted stock option and stock appreciation right per share of BB&T common stock equaling the per share exercise price of the Republic stock option or stock appreciation right divided by the exchange ratio. See “Effect on Employee Benefit Plans and Options—Stock Options” on page 53.

Pursuant to the terms of the Republic 1995 Stock Option Plan, as amended, stock options to acquire Republic common stock held by Republic’s executive officers will fully vest and become exercisable upon a change of control. The merger will be a change of control for purposes of this plan. Assuming the merger is completed on April 14, 2004, the number of unvested stock options to acquire shares of Republic common stock held by each of Messrs. Klich, Coppedge, Falzone and Little and Ms. Lowman that will become vested and exercisable in connection with the merger is 25,600, 30,000, 10,200, 8,100 and 8,200, respectively, and the number of unvested stock options to acquire shares of Republic common stock held by members of Republic Board of Directors that will become vested and exercisable in connection with the merger is 45,234.

Board of Directors of BB&T Subsidiaries

Following completion of the merger, BB&T will cause Branch Bank to elect a total of two members of the Republic Board of Directors (which shall not include William R. Hough) to be selected by the mutual agreement of the Chairman of Republic and the Chief Executive Officer of BB&T, to serve on the Branch Bank Board of

Directors until the next Branch Bank annual meeting of shareholders and thereafter so long as he or she is elected and qualifies. Members of the Branch Bank Board of Directors who are not employees of or under contract to BB&T or an affiliate of BB&T are entitled to receive fees for service as a director in accordance with the policies of BB&T or Branch Bank as in effect from time to time. During calendar year 2003, members of the Branch Bank Board of Directors received an annual retainer fee equal to $5,000 and attendance fees equal to $1,000 for each board or committee meeting that the board member attended. Each of the persons appointed to a board position will serve until the end of the period for which he or she was appointed, subject to the right of removal for cause, and thereafter so long as the director is elected and qualifies.

Advisory Boards

Following completion of the merger, each member of the Board of Directors of Republic will be offered a position on a BB&T advisory board serving a BB&T Florida region to be determined by BB&T. For at least two years following the merger, the advisory board members who are neither employees of nor under contract with BB&T or any of its affiliates and who continue to serve will receive fees equal in amount (prorated for any partial year) to the retainer and schedule of attendance fees for directors of Republic in effect on December 1, 2003. Thereafter, if they continue to serve they will receive fees in accordance with BB&T’s standard schedule of advisory board service fees as in effect from time to time. During calendar year 2003, members of the Republic Board of Directors received a monthly retainer fee equal to $1,000, attendance fees equal to $1,500 for each board meeting that the board member attended, and $750 per committee meeting ($1,125 for the committee chairman) that the board members attended (in the case of the Audit Committee, attendance fees were $1,000 per meeting and $1,500 for the chairman). Membership on any advisory board is conditioned upon execution of a noncompetition agreement with BB&T. For two years after the merger becomes effective, no advisory board member will be prohibited from serving because he or she has reached the maximum age for service (currently age 70).

Indemnification of Directors and Officers

The merger agreement provides that BB&T or one of its subsidiaries will maintain for three years after the merger becomes effective directors’ and officers’ liability insurance covering directors and officers of Republic for acts or omissions or alleged acts or omissions occurring before the merger becomes effective. This insurance will provide at least the same coverage and amounts as contained in Republic’s policy on the date of the merger agreement, unless the annual premium on the policy would exceed 175% of the annual premium payments on Republic’s policy, in which case BB&T would maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to that amount. BB&T has also agreed to indemnify all individuals who are or have been officers, directors or employees of Republic or a Republic subsidiary before the merger becomes effective from any acts or omissions in such capacities before the merger becomes effective to the extent such indemnification is permitted by law.

Material Federal Income Tax Consequences of the Merger

The following is a summary of the material anticipated federal income tax consequences of the merger generally applicable to the shareholders of Republic and to BB&T and Republic. This summary is not intended to be a complete description of all of the federal income tax consequences of the merger. No information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of shareholders, including but not limited to:

•	corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations;

•	persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts);

•	persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger), who elect to apply a mark-to-market method of accounting or who are subject to the “golden parachute” provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the merger);

•	holders of options granted by Republic, or persons who acquired Republic stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment;

•	persons who do not hold their shares as capital assets; or

•	persons who hold their shares as part of a “hedge”, “constructive sale”, “straddle”, “conversion transaction” or other integrated transaction.

No ruling has been or will be requested from the Internal Revenue Service with respect to the tax effects of the merger. The federal income tax laws are complex, and a shareholder’s individual circumstances may affect the tax consequences to the shareholder. Consequently, each Republic shareholder is urged to consult his or her own tax advisor regarding the tax consequences, including the applicable United States federal, state, local and foreign tax consequences, of the merger to him or her.

Tax Consequences of the Merger Generally.    In the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T:

•	the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code;

•	each of BB&T and Republic will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	no gain or loss will be recognized by BB&T or Republic by reason of the merger;

•	the shareholders of Republic who receive solely BB&T common stock in exchange for their Republic common stock will recognize no gain or loss for federal income tax purposes;

•	generally, the shareholders of Republic who receive solely cash in exchange for their Republic common stock will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash received and their adjusted tax basis in their Republic common stock. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for their Republic common stock is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal income tax rate of 15%;

•	a shareholder of Republic who receives both BB&T common stock and cash in exchange for his or her Republic common stock will recognize gain, but not loss, for federal income tax purposes in an amount equal to the lesser of (i) the amount of the cash received (other than cash received instead of a fractional share of BB&T common stock) and (ii) the excess of the sum of the fair market value of the shares of BB&T common stock and the amount of cash received in the merger over the shareholder’s adjusted tax basis in his or her Republic common stock;

•	a shareholder of Republic who receives cash instead of a fractional share of BB&T common stock will recognize income, gain or loss as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of the fractional share;

•	the tax basis in the BB&T common stock received by a Republic shareholder (including any fractional share interest deemed received and redeemed as described below) will be the same as the tax basis in the Republic common stock surrendered in exchange, decreased by the amount of cash received (other than cash received instead of a fractional share of BB&T common stock) and increased by the amount of gain recognized in such exchange (other than gain recognized with respect to cash received instead of a fractional share of BB&T common stock); and

•	the holding period for BB&T common stock received (including any fractional share interest deemed received and redeemed as described below) in exchange for shares of Republic common stock will include the period during which the shareholder held the shares of Republic common stock surrendered in exchange.

The completion of the merger is conditioned upon the receipt by BB&T of the legal opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, and upon the receipt by Republic of the legal opinion of Wachtell, Lipton, Rosen & Katz, counsel to Republic, dated as of the date the merger is completed, to the effect of the first, fourth, fifth, sixth and seventh bulleted items described above. However, if Republic fails to receive a favorable tax opinion from its counsel and determines to waive the tax opinion condition to its obligation to complete the merger, Republic will resolicit the approval of its stockholders prior to proceeding with completion of the merger if the U.S. federal income tax consequences to Republic stockholders are materially different from those described in this document.

Cash Received Instead of a Fractional Share of BB&T Common Stock.    A shareholder of Republic who receives cash instead of a fractional share of BB&T common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by BB&T subject to Section 302 of the Internal Revenue Code. As a result, a Republic stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of BB&T common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the shareholder’s holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal income tax rate of 15%.

Backup Withholding and Information Reporting.    Payments of cash to a holder surrendering shares of Republic stock will be subject to information reporting and backup withholding (whether or not the holder also receives BB&T common stock) at a rate of 28% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets other specified conditions. Penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service. Each holder of Republic common stock should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Tax matters are very complicated, and the tax consequences of the merger to each holder of Republic common stock will depend on the facts of that shareholder’s particular situation. The United States federal income tax discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular holder and may not be applicable to holders in special situations. Holders of Republic common stock are urged to consult their own tax advisors regarding the specific tax consequences of the merger.

Regulatory Considerations

The Merger

The merger is subject to approval by the Federal Reserve under the Bank Holding Company Act. In considering the approval of the merger, this Act requires the Federal Reserve to review the financial and managerial resources and future prospects of BB&T and Republic and their respective subsidiary banks, and the convenience and needs of the communities to be served. The Federal Reserve is also required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade. If the Federal Reserve determines that there are anti-competitive consequences to the merger, it will not approve the transaction unless it finds that the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

Where a transaction, such as the merger, is the acquisition by a bank holding company of a bank located in a state other than the home state of the bank holding company (in this case North Carolina), the Act authorizes the Federal Reserve to approve the transaction without regard to whether such transaction is prohibited under state law, as long as the bank holding company is adequately capitalized and adequately managed and certain other limitations are met. BB&T is considered well capitalized and well managed under the Federal Reserve’s Regulation Y, and the transaction meets the other limitations.

BB&T also must obtain the prior approval of the merger from the Florida Department of Financial Services under the applicable provisions of the Florida Annotated Statutes.

BB&T also is required to provide notice to the Virginia Bureau of Financial Institutions of the Virginia State Corporation Commission under the bank holding company act provisions of the Virginia Code, which permit an out-of-state bank holding company that controls a Virginia bank, such as BB&T, to acquire banks outside of Virginia, such as Republic Bank, if the Bureau approves the transaction. The Bureau is required to approve the transaction if it determines that the transaction would not be detrimental to the safety and soundness of the Virginia bank.

BB&T also must provide notice of the merger to the Georgia Department of Banking and Finance at least thirty days prior to consummation of the merger.

BB&T filed the required applications and notices with the Federal Reserve and the appropriate state banking regulators of Florida, Georgia and Virginia. BB&T has obtained the approval of the Federal Reserve and the Virginia Bureau of Financial Institutions to undertake the merger and has received preliminary approval from the Florida Department of Financial Services.

Accounting Treatment

BB&T will account for the merger using the purchase method of accounting. Under this accounting method, BB&T would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is completed. Any excess of the cost of Republic over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on information as of December 31, 2003 (the date of the most recent public financial information available as to Republic) and assuming Republic shareholders elect to receive the maximum amount of cash consideration available in the merger, management of BB&T estimates that the total merger consideration (including issuance of common stock and assumption of options on common stock) if the closing occurred on such date would be approximately $431.2 million (based on the number of fully diluted shares of Republic outstanding on that date). Utilizing information as of December 31, 2003, estimated goodwill and other intangibles are currently expected to total approximately $274.3 million. BB&T’s reported income would include the operations of Republic after the merger. Financial statements of BB&T issued after completion of the merger would reflect the impact of the merger with Republic. Financial statements of BB&T issued before completion of the merger would not be restated retroactively to reflect Republic’s historical financial position or results of operations. The unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the purchase method of accounting. See “Summary—Comparative Per Share Data” on page 12.

Effect on Employee Benefit Plans and Stock Options and Stock Appreciation Rights

Employee Benefit Plans

As of a date (the “benefit plan date”) determined by BB&T to be not later than the first day following the calendar year during which the last of Republic’s bank subsidiaries is merged into a BB&T subsidiary, BB&T will cause Republic’s 401(k) plan either to be merged with BB&T’s 401(k) plan or to be frozen, as determined by BB&T. Each employee of Republic or any Republic subsidiary at the time the merger becomes effective who: (a) is a participant in Republic’s 401(k) plan; (b) becomes an employee of BB&T or a BB&T subsidiary (a “BB&T employer”) at the time the merger becomes effective (a “transferred employee”), and (c) continues in the employment of a BB&T employer until the benefit plan date, will be eligible to participate in BB&T’s 401(k) plan as of the benefit plan date. Any other former employee of Republic will be eligible to participate in BB&T’s 401(k) plan upon complying with the eligibility requirements. All rights to participate in BB&T’s 401(k) plan are subject to BB&T’s right to amend or terminate the plan. BB&T will maintain Republic’s 401(k) plan and any related supplemental plans for the benefit of participating employees until the benefit plan date. In administering BB&T’s 401(k) plan and any related supplemental or excess benefit plan of BB&T service with Republic and its subsidiaries will be deemed to be service with BB&T for participation, vesting and benefit accrual purposes.

Each transferred employee will be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the BB&T employer as of the benefit plan date with respect to each such plan or program, conditional upon the transferred employee’s being employed by the BB&T employer as of the benefit plan date and subject to complying with eligibility requirements of the respective plans and programs. BB&T will cause the BB&T employer to continue the Republic welfare plans and programs in effect for the benefit of the transferred employees so long as they remain eligible to participate and until they become eligible to participate in the corresponding plan or program maintained by the BB&T employer (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the BB&T employer to terminate the plan or program). Republic retirees and transferred employees who are participating or are eligible to participate in the Republic retiree medical benefits plan will automatically become participants in or eligible to participate in the BB&T retiree medical benefits plan as of the benefit plan date applicable to such plan. For purposes of administering these plans and programs, service with Republic will be deemed to be service with the BB&T employer for the purpose of determining eligibility to participate, vesting (if applicable), benefit accruals (solely for purposes of vacation and seniority entitlements), commencement of benefits and benefit subsidies in such plans and programs. In applying the BB&T plans and programs, preexisting conditions and eligibility waiting periods under group health plans will be waived with respect to transferred employees and retirees of Republic who are participants in the Republic medical benefits plan, and BB&T will give transferred employees and retirees of Republic who are participants in or eligible to participate in the Republic retiree medical benefits plan credit for the plan year in which each becomes a participant in the BB&T plan towards applicable deductibles and out-of-pocket limits for expenses incurred in such year under the Republic plan.

Except to the extent of commitments in the merger agreement or other contractual commitments specifically made or assumed by BB&T, no BB&T employer will have any obligation arising from the merger to continue any transferred employees in its employ or in any specific job or to provide to any transferred employee any specified level of compensation or any incentive payments, benefits or perquisites. Each transferred employee who is terminated by a BB&T employer after the merger becomes effective, excluding any employee who has a then-existing contract providing for severance, will be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that the employee is entitled to severance pay under the applicable policy. Such an employee’s service with Republic will be aggregated with BB&T service for purposes of determining the amount of severance pay, if any, under the applicable severance policy.

BB&T has agreed to merge the Republic defined benefit pension plan into the BB&T defined benefit pension plan. Each transferred employee who is a participant in the Republic pension plan and who continues to be employed by a BB&T employer will become a participant in the BB&T pension plan on the benefit plan date. The Republic pension plan and any related nonqualified plans will continue in effect until that date. Any other former employee of Republic who is not a participant in the Republic pension plan on the benefit plan date will be eligible to participate in the BB&T pension plan upon complying with eligibility requirements. All rights to participate in the BB&T pension plan are subject to BB&T’s right to amend or terminate the plan. The accrued benefit of transferred employees under the Republic pension plan on the benefit plan date will be their sole accrued benefit under the BB&T pension plan for service prior to the benefit plan date, and will be added to the benefit accrued under the BB&T pension plan for service and compensation on and after the benefit plan date. In applying the BB&T pension plan, service with Republic will be deemed to be service with BB&T for purposes of participation and vesting purposes, but not for purposes of benefit accrual. Benefits accrued under the Republic pension plan prior to the benefit plan date for part-time employees (having less than 1,000 hours of service in any year) will be frozen and carried forward under the BB&T plan.

BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation agreements and plans that Republic and its subsidiaries have with or in place for their current and former employees and directors and which have been disclosed to BB&T pursuant to the merger agreement, except to the extent any agreements are superseded or terminated when the merger becomes effective or thereafter. Except as these agreements may provide otherwise, and except as otherwise described above, (i) the transferred employees will be eligible to participate in all other employee benefit and compensation plans provided to similarly situated employees of BB&T, subject to complying with eligibility requirements, (ii) service with Republic will be deemed to be service with BB&T for the purpose of determining eligibility to participate and vesting (if applicable), and (iii) the employee benefit plans of Republic will be frozen, terminated or merged into comparable plans of BB&T, as BB&T may determine in its sole discretion.

Stock Options and Stock Appreciation Rights

At the time the merger becomes effective, each then outstanding stock option and stock appreciation right granted under Republic’s various stock option plans will be converted into rights with respect to BB&T common stock. Unless it elects to substitute options or stock appreciation rights as described below, BB&T will assume each of these stock options and stock appreciation rights in accordance with the terms of the Republic plan, except that: (a) BB&T and the compensation committee of the BB&T Board of Directors will be substituted for Republic and its committee with respect to administering its stock option plan; (b) each stock option and stock appreciation right may be exercised solely for shares of BB&T common stock or in the case of a stock appreciation right, a cash payment in respect of the value of shares of BB&T common stock; (c) the number of shares of BB&T common stock subject to each stock option and with respect to each stock appreciation right will be the number of whole shares (omitting any fractional share) of BB&T common stock determined by multiplying the number of shares of Republic common stock subject to the stock option or stock appreciation right by the exchange ratio in the merger; and (d) the per share exercise price for each stock option and stock appreciation right will be adjusted by dividing the per share exercise price for the stock option and stock appreciation right by the exchange ratio in the merger and rounding up to the nearest cent.

As an alternative to converting the stock options, BB&T may choose to substitute options or stock appreciation rights under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other comparable plan for all or a part of the Republic stock options or stock appreciation rights, subject to the adjustments described in (c) and (d) in the preceding paragraph, and further subject to the condition that any incentive stock option will be adjusted as required by Section 424 of the Internal Revenue Code to continue as an incentive stock option. Except as provided above, the substituted options and stock appreciation rights will continue in effect on the same terms and conditions provided in Republic’s stock option plans and the stock option agreements relating to the options and the stock appreciation rights agreements relating to the stock appreciation rights.

BB&T will deliver to each Republic employee who receives converted or substitute options an appropriate notice setting forth the employee’s rights with respect to the converted or substitute options.

BB&T has reserved and will continue to reserve adequate shares of BB&T common stock for the exercise of any converted or substitute options. Within fifteen days after the merger, if it has not already done so, BB&T will file a registration statement under the Securities Act of 1933 with respect to the shares of BB&T common stock subject to converted or substitute options, and BB&T will use its reasonable efforts to maintain the effectiveness of the registration statement (and maintain the current status of the related prospectus or prospectuses) for so long as the converted or substitute options remain outstanding.

Based on stock options outstanding as of the record date, options to purchase an aggregate of approximately 686,495 shares of Republic common stock may be outstanding at the effective time of the merger. Any shares of Republic common stock issued pursuant to the exercise of stock options under the stock option plans before the effective time of the merger will be converted into shares of BB&T common stock in the same manner as other outstanding shares of Republic common stock.

Eligibility to receive stock option grants after the merger will be determined by BB&T in accordance with its plans and procedures and subject to any contractual obligations.

Restrictions on Resales by Affiliates

The shares of BB&T common stock to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable, except any shares received by any shareholder who may be deemed to be an “affiliate” of Republic at the effective time of the merger for purposes of Rule 145 under the Securities Act. Affiliates of Republic may sell their shares of BB&T common stock acquired in the merger only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act. Persons who may be deemed affiliates of Republic generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with Republic and include directors and executive officers of Republic. In addition, any executive officer or director of Republic who becomes an affiliate of BB&T will be required to comply with the resale requirements under Rule 144 of the Securities Act. The restrictions on resales by an affiliate extend also to related parties of the affiliate, including parties related by marriage who live in the same home as the affiliate.

Republic has agreed to use its best efforts to cause each of its affiliates to deliver to BB&T a written agreement to the effect generally that he or she will not offer to sell, transfer or otherwise dispose of any shares of BB&T common stock issued to that person in the merger, except in compliance with the Securities Act and the related rules and regulations.

No Appraisal or Dissenters’ Rights

Republic shareholders will not have any right to dissent from the merger and demand an appraisal of their shares of Republic common stock.

INFORMATION ABOUT BB&T

General

BB&T is a financial holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its commercial banking subsidiaries, which have branches in North Carolina, South Carolina, Virginia, Maryland, Georgia, West Virginia, Tennessee, Kentucky, Alabama, Florida, Indiana and Washington, D.C. BB&T’s loans are primarily to individuals residing in the market areas described above or to businesses that are located in this geographical area. BB&T’s principal commercial bank subsidiaries are Branch Bank, Branch Banking and Trust Company of South Carolina (“Branch Bank-SC”) and Branch Banking and Trust Company of Virginia (“Branch Bank-VA”). The principal assets of BB&T are all of the issued and outstanding shares of common stock of Branch Bank, Branch Bank-SC and Branch Bank-VA.

Operating Subsidiaries

Branch Bank, BB&T’s largest subsidiary, is the oldest bank in North Carolina and currently operates banking offices in the following geographic markets:

	Offices	Cities	Counties
North Carolina	334	194	73
South Carolina	95	55	24
Virginia	424	204	80
Georgia	115	77	51
Kentucky	102	38	25
West Virginia	83	50	26
Maryland	126	79	19
Tennessee	49	30	12
Florida	18	17	14
District of Columbia	7	1	—
Alabama	2	2	1
Indiana	1	1	1

Branch Bank provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments and individuals. Operating subsidiaries of Branch Bank include:

•	BB&T Insurance Services, Inc., which offers life, property and casualty, health, commercial general liability and title insurance on an agency basis;

•	Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing primarily to customers in BB&T’s principal market area;

•	BB&T Leasing Corporation, which offers lease financing to businesses and municipal governments;

•	BB&T Investment Services, Inc., which offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds;

•	Laureate Capital, LLC, which specializes in arranging and servicing commercial mortgage loans;

•	Lendmark Financial Services, Inc., which offers alternative consumer and mortgage loans to clients unable to meet BB&T’s normal consumer and mortgage loan guidelines; and

•	CRC Insurance Services, Inc., which was the fourth largest wholesale insurance broker in the country at December 31, 2002.

Branch Bank-SC serves South Carolina through 95 banking offices and provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments and individuals.

Branch Bank-VA offers a full range of commercial and retail banking services through 424 banking offices.

BB&T also has a number of other subsidiaries, including:

•	Scott & Stringfellow, Inc. is an investment banking and full-service brokerage firm that provides services in retail brokerage, equity and debt underwriting, investment advice, corporate finance and equity research and facilitates the origination, trading and distribution of fixed income securities and equity products in both the public and private capital markets. It also has a public finance department that provides investment banking, financial advisory services and debt underwriting services to a variety of regional tax-exempt issuers;

•	Regional Acceptance Corporation specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles;

•	BB&T Factors Corporation buys and manages account receivables primarily in the furniture, textile and home furnishings-related industries;

•	Stanley, Hunt, Dupree & Rhine, Inc. offers medical plans, insurance and investment consulting and actuarial services;

•	Sheffield Financial Corp. specializes in loans to small commercial lawn care businesses across the country; and

•	BB&T Bankcard Corporation specializes in retail and commercial credit card loans and merchant services.

Completed Acquisitions

BB&T has consummated acquisitions of over 55 community banks and thrifts, 60 insurance agencies and 20 non-bank financial service providers over the last 15 years. BB&T expects, in the long-term, to continue to take advantage of the consolidation in the financial services industry and expand and enhance its franchise through mergers and acquisitions. The consideration paid for these acquisitions may be in the form of cash, debt or BB&T stock. The amount of consideration paid to complete these transactions may be in excess of the book value of the underlying net assets acquired, which could have a dilutive effect on BB&T’s earnings per share or book value. In addition, acquisitions often result in significant front-end charges against earnings; however, cost savings and revenue enhancements, especially incident to in-market bank and thrift acquisitions, are also typically anticipated.

On February 1, 2004, BB&T Insurance Services completed its acquisition of McGriff, Seibels & Williams, Inc., of Birmingham, Alabama (“McGriff”). McGriff is the 13th largest insurance broker in the nation. Its specialty areas include energy, marine, financial services, commercial, construction, surety, employee benefits, healthcare and public entities. BB&T issued $300 million of its common stock and paid $50 million in cash to complete the acquisition. The transaction also allows for an additional payment to McGriff’s shareholders of up to $102 million in cash over a five-year period if McGriff exceeds certain performance targets. Following the completion of this acquisition, BB&T Insurance Services became the sixth largest insurance broker in the nation.

Capital

The Federal Reserve has established a minimum requirement for a bank holding company’s ratio of capital to risk-weighted assets (including on-balance sheet activities and specified off-balance sheet activities, such as standby letters of credit) of 8%. At least half of a bank holding company’s total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less specified intangibles. This is called Tier 1 capital. The remainder may consist of specified subordinated debt, specified hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance. This is called Tier 2 capital. Tier 1 capital and Tier 2 capital combined are referred to as total regulatory capital. At December 31, 2003, BB&T’s Tier 1 and total risk-based capital ratios were 9.4% and 12.5%, respectively. The Federal Reserve’s minimum Tier 1 and total risk-based capital ratios for a “well-capitalized” institution are 6% and 10%, respectively.

BB&T’s Tier 2 and total regulatory capital as disclosed in its filings with the Federal Reserve Board have included subordinated notes outstanding under BB&T’s Indenture Regarding Subordinated Securities, dated as of May 24, 1996, which BB&T determined included certain provisions that did not comply with the Federal Reserve’s Tier 2 capital guidelines. BB&T was instructed by the Federal Reserve staff to exclude such notes from its calculation of Tier 2 capital and total regulatory capital for purposes of BB&T’s Federal Reserve filings beginning December 31, 2003. As of September 30, 2003, the amount of subordinated notes outstanding under the Indenture and included in BB&T’s Tier 2 capital was approximately $1.4 billion. The exclusion of these notes from BB&T’s regulatory capital does not affect the rights of the noteholders in any way and BB&T remains in full compliance with all terms of the notes outstanding under the Indenture. The Indenture under which these notes were issued was amended, and BB&T took such other action as was necessary, to make the provisions referred to above inapplicable to any future subordinated notes issued under the Indenture. After giving effect to the exclusion of these subordinated notes, BB&T remains well capitalized in accordance with Federal Reserve guidelines.

Since January 1, 1998, the Federal Reserve has required bank holding companies that engage in trading activities to adjust their risk-based capital ratios to take into consideration market risks that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of “Tier 3 capital” consisting of forms of short-term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to total assets equal to 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating. Bank holding companies that do not meet the specified criteria generally are required to maintain a leverage ratio of 4%. BB&T’s leverage ratio at December 31, 2003 was 7.2%. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, these capital requirements indicate that the Federal Reserve will continue to consider a “tangible Tier 1 leverage ratio” (deducting all intangibles) in evaluating proposals for expansion or new activity.

The FDIC has adopted minimum risk-based and leverage ratio regulations to which BB&T’s state bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of BB&T’s bank subsidiaries exceeded all minimum regulatory capital requirements as of December 31, 2003.

Additional Information

You can find additional information about BB&T in BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, current reports on Form 8-K filed February 13, 2004 and registration statements on Form 8-A filed on September 4, 1991, January 10, 1997 and April 28, 1998, all of which are incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 76.

INFORMATION ABOUT REPUBLIC

General

Republic is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956 (as amended). With total assets of approximately $2.83 billion as of December 31, 2003, Republic is one of the largest banking institutions headquartered in Florida and operates 71 branches in 17 counties.

It conducts business primarily through its sole banking subsidiary, Republic Bank, a Florida-chartered commercial bank headquartered in St. Petersburg, Florida, and provides a broad range of traditional commercial banking services. Republic Bank’s activities are regulated by the Florida Department of Banking and Finance and the FDIC. Deposits are insured by the FDIC up to applicable limits, and the Bank is a member of the Federal Home Loan Bank of Atlanta (FHLB). Republic also operates one nonbank subsidiary, RBI Capital Trust I, which was utilized to issue trust preferred securities to investors.

Republic became a publicly-traded company in December 1993 and converted to a holding company structure in 1996. During the mid to late 1990’s, Republic grew through a series of de novo branch openings, branch purchases and acquisitions of other Florida financial institutions. In 1996, it initiated a mortgage banking operation that placed an emphasis on non-traditional mortgage products but losses from that operation in 1998 caused it to cease those activities.

In March 2000, Republic’s board of directors announced the appointment of Mr. William R. Klich as President and Chief Executive Officer of the holding company and bank subsidiary. Retaining his position in the holding company, Mr. Klich became Chairman of Republic Bank in 2002 with the hiring of Mr. Ken Coppedge as President and Chief Operating Officer of Republic Bank. Since Mr. Klich’s hiring, a new business strategy has been implemented that focused on these strategic initiatives:

•	Concentration on and expansion of the core market;

•	“Conservative” and “plain vanilla” lending;

•	Diversification of the loan portfolio by originating consumer lending products through retail banking outlets and continued development of commercial lending activities to small and medium sized businesses as well as high net worth individuals;

•	Implementation of residential lending as the cornerstone of retail banking efforts;

•	Reduction of nonperforming assets.

Primary Market Area

Republic’s market area, comprised of some of the best markets in the country, is economically strong and adequately provides for future growth opportunities for both assets and deposits. Republic’s primary market area consists of: (1) central Florida and Florida’s middle and lower west coast; (2) Palm Beach and Broward counties on the east coast of Florida, and; (3) Monroe County, the Florida Keys. Nearly 95% of the Company’s branches are located within 11 Florida metropolitan statistical areas (MSAs). The four branches not in an MSA are located in Monroe County in the Florida Keys. Republic operates in five of the top ten fastest growing MSAs and two of the wealthiest MSAs in the Southeast. Republic is a deposit market share leader within its area of operation and is ranked fourth overall on that basis with a 6.38% deposit market share among financial institutions operating within that market area, using data as of June 30, 2003, the latest date for which comparable data is available. Statewide, Republic had a 0.82% deposit market share among all depository institutions.

Lending Activities

The following table summarizes Republic Bank’s loan portfolio by collateral type as of the dates indicated ($ in thousands):

Based on total dollars:	At December 31,
	2003	2002	2001	2000	1999
Real estate mortgage loans:
One-to-four family residential	$416,316	$382,592	$432,803	$641,557	$720,184
Commercial real estate	637,212	548,502	498,013	555,081	587,625
Home equity loans	362,371	288,142	217,726	137,845	118,737
Multifamily residential	40,726	38,750	62,565	85,338	80,212
Subprime mortgages	20,375	33,672	50,743	65,662	79,562
Warehouse lines of credit	118	118	718	39,835	96,873
High LTV loans	13,542	20,729	29,275	37,894	92,584

Total real estate mortgage loans	1,490,660	1,312,505	1,291,843	1,563,212	1,775,777
Commercial (business) loans	129,137	145,264	108,453	124,699	90,378
Consumer loans and other loans	16,801	18,100	20,715	23,431	23,737

Total portfolio loans	1,636,598	1,475,869	1,421,011	1,711,342	1,889,892
Allowance for loan losses	(19,007)	(27,987)	(31,997)	(33,462)	(28,177)

Portfolio loans, net of allowance	1,617,591	1,447,882	1,389,014	1,677,880	1,861,715
Loans held for sale	4,233	37,416	—	—	—

Total loans	$1,621,824	$1,485,298	$1,389,014	$1,677,880	$1,861,715

Republic originates a full range of traditional lending products for its portfolio, using conservative underwriting guidelines that were revamped in 2000. Under its business plan, residential loan originations are made in the Florida market using strong underwriting standards. Commercial real estate lending is an important line of business with this product line also focused on borrowers within Florida. A program was recently implemented for development of commercial lending products to small and medium-sized businesses and high net worth individuals. Origination of consumer lending products is also an important aspect of its lending activities, primarily home equity loans. During 2003, loan originations from all product types totaled $1.2 billion. Of this amount, originations of commercial real estate and commercial (business) loans totaled $420.9 million, consumer loan originations (primarily home equity loans) totaled $280.5 million and residential loan originations were $469.6 million.

Previously, Republic discontinued mortgage warehouse lending, origination of subprime first lien loans and origination of second lien high loan-to-value loans. The remaining balances of these loan products now comprise only 2.0% of total loans. Out-of-state lending was also discontinued; the balance remaining of all types of loans outside Florida is also significantly less than in prior years and now comprises 6.0% of total loans.

Additional Information and Incorporation of Certain Information by Reference

You can find additional information about Republic in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and Current Report on Form 8-K filed on January 23, 2004, which are incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 76.

DESCRIPTION OF BB&T CAPITAL STOCK

General

The authorized capital stock of BB&T consists of 1,000,000,000 shares of BB&T common stock, par value $5.00 per share, and 5,000,000 shares of preferred stock, par value $5.00 per share. As of February 29, 2004, there were 549,079,732 shares of BB&T common stock issued and outstanding, which excludes shares expected to be issued in pending acquisitions. There were no shares of BB&T preferred stock issued and outstanding as of such date. Based on the number of shares of Republic common stock outstanding at the record date, it is estimated that approximately 11,332,770 shares of BB&T common stock would be issued in the merger (including as a result of the conversion of Republic stock options), if Republic shareholders elect 100% BB&T stock in exchange for their shares.

BB&T Common Stock

Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T Board of Directors out of funds legally available for the payment of dividends and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences that the BB&T Board of Directors may set for any series of BB&T preferred stock that BB&T may issue in the future.

The transfer agent and registrar for BB&T common stock is Branch Bank. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.

BB&T Preferred Stock

Under BB&T’s Articles of Incorporation, BB&T may issue shares of BB&T preferred stock in one or more series as may be determined by the BB&T Board of Directors or a duly authorized committee. The BB&T Board of Directors or committee thereof may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of BB&T preferred stock, or merely the existing authorization of the BB&T Board of Directors to issue shares of BB&T preferred stock, may tend to discourage or impede a merger or other change in control of BB&T. See “Shareholder Rights Plan” below.

Shareholder Rights Plan

In December 1996, BB&T’s Board of Directors adopted a shareholder rights plan granting BB&T’s shareholders the right to purchase securities or other property of BB&T upon the occurrence of various triggering events involving a potentially hostile takeover of BB&T. Like other shareholder rights plans, BB&T’s plan was intended to give the Board of Directors the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether it is in the best interests of BB&T and its shareholders and to encourage potential hostile acquirors to negotiate with the Board of Directors. BB&T’s plan, like other shareholder rights plans, could also have the unintended effect of discouraging a business combination that shareholders believe to be in their best interests. The terms of the rights are set forth in the rights agreement, dated as of December 17, 1996, between BB&T and Branch Bank as rights agent (the “Rights Agreement”). The Rights Agreement is filed as an exhibit to a registration statement on Form 8-A dated January 10, 1997 that has been filed by BB&T with the SEC.

In response to new corporate governance initiatives recommended by corporate governance rating organizations on February 4, 2004, the Board of Directors unanimously voted to amend BB&T’s shareholder rights plan to accelerate the final expiration date of the purchase rights issued under the plan. Under the terms of the amendment, the purchase rights expired at the close of business on March 1, 2004, rather than December 31, 2006, as initially provided under the shareholder rights plan. The shareholder rights plan terminated upon the expiration of the purchase rights.

Other Anti-takeover Provisions

Provisions of the North Carolina Business Corporation Act, or NCBCA, and BB&T’s Articles of Incorporation and Bylaws described below may be deemed to have an anti-takeover effect and, together with the ability of the BB&T Board of Directors to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms of BB&T preferred stock, may delay or prevent takeover attempts not first approved by the BB&T Board of Directors. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and its shareholders.

Control Share Acquisition Act

The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of specified shareholders to vote newly acquired large blocks of stock. For a description of this statute, see “Comparison of the Rights of BB&T Shareholders and Republic Shareholders—Anti-takeover Statutes” on page 69.

Provisions Regarding the BB&T Board of Directors

BB&T’s Articles of Incorporation and Bylaws separate the BB&T Board of Directors into classes and permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring control of BB&T. For a description of these provisions, see “Comparison of the Rights of BB&T Shareholders and Republic Shareholders-Directors” on page 65.

Meeting of Shareholders; Shareholders’ Nominations and Proposals

Under BB&T’s Bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the BB&T Board of Directors. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders’ meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in change of control in BB&T. See “Comparison of the Rights of BB&T Shareholders and Republic Shareholders-Shareholder Nominations and Shareholder Proposals” on page 66.

COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS

AND REPUBLIC SHAREHOLDERS

Background

When the merger becomes effective, holders of Republic common stock will become shareholders of BB&T. The following is a summary of material differences between the rights of holders of BB&T common stock and holders of Republic common stock. Since BB&T is organized under the laws of the State of North Carolina and Republic is organized under the laws of the State of Florida, the differences in the rights of holders of BB&T common stock and those of holders of Republic common stock arise from differing provisions of the NCBCA and the Florida Business Corporation Act, as amended (“FBCA”), in addition to differing provisions of their respective organizational documents and bylaws.

On February 24, 2004, BB&T’s Board of Directors unanimously approved and recommended that BB&T shareholders approve an amendment to BB&T’s articles of incorporation. Specifically, BB&T’s Board of Directors approved an amendment to Article V of BB&T’s articles of incorporation to (i) declassify the Board of Directors and provide for the annual election of all directors, (ii) allow for the removal of directors with or without cause and (iii) allow future amendments of Article V of BB&T’s articles of incorporation to be made upon approval of a majority of the votes cast on the matter by BB&T’s shareholders. If approved by BB&T’s shareholders at the 2004 annual meeting of BB&T shareholders scheduled for April 27, 2004, the proposal to amend the articles of incorporation will be effective upon filing of the articles of amendment with the North Carolina Secretary of State, which BB&T anticipates would be done as soon as practicable following BB&T’s annual meeting of shareholders.

The Board of Directors also unanimously approved on February 24, 2004 the amendment and restatement of BB&T’s existing bylaws (the “Restated Bylaws”), subject to shareholder approval of certain provisions. The Restated Bylaws are proposed to be effective as of April 28, 2004. If the shareholders do not approve the amendments, the bylaws will still be amended and restated, except for those provisions requiring shareholder approval, which would remain unchanged. BB&T shareholders are being asked to consider and approve the following proposed amendments to BB&T’s bylaws: (i) an amendment to replace the current staggered three-year terms for directors with one-year terms and modify certain director qualifications; (ii) an amendment to allow for the removal of directors with or without cause; (iii) an amendment to enhance the ability of the Board of Directors to fill Board vacancies; and (iv) an amendment to allow the Board to amend the bylaws without the requirement of a shareholder vote (which provision would operate in conjunction with the similar statutory right of shareholders to amend or alter the bylaws). Even without the approval of BB&T’s shareholders, the Restated Bylaws will make a number of changes to the existing bylaws. Modifications not requiring shareholder approval include but are not limited to amendments to the bylaws regarding: (i) special meetings of shareholders; (ii) shareholder proposals and nominations; (iii) director indemnification; and (iv) factors for BB&T’s Board of Directors to consider when evaluating a business combination. See “Summary of Material Differences of the Rights of BB&T and Republic Shareholders” on page 63. A copy of the bylaws as proposed to be amended and restated is attached as Exhibit A to BB&T’s preliminary proxy statement, which was filed with the SEC on March 2, 2004. The definitive proxy materials relating to the 2004 annual meeting of BB&T shareholders are expected to be filed with the SEC on or about March 24, 2004.

The rights of BB&T shareholders described below may be impacted if the amendments to BB&T’s articles of incorporation and bylaws described above become effective as proposed.

The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of Republic common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the FBCA and the governing corporate instruments of BB&T and Republic, to which the shareholders of Republic are referred.

Summary of Material Differences of the Rights of BB&T and Republic Shareholders (a more complete description of the items in this chart, immediately follows). Provisions in the current BB&T bylaws which would be affected when the Restated Bylaws become effective on April 28, 2004 are noted with an asterisk (*). Provisions in the current BB&T bylaws which would be affected when the Restated Bylaws become effective, but which are subject to shareholder approval, are noted by two asterisks (**).

	BB&T	Republic
Authorized Capital Stock	-1,000,000,000 shares common stock -5,000,000 shares preferred stock	-20,000,000 shares common stock -100,000 shares preferred stock

Special Meetings of Shareholders	-May be called by Chief Executive Officer, President, Secretary or Board of Directors*

-May be called by the Chairman of the Board, the President or the Board of Directors. May also be called by holders of 10 percent or more of shares entitled to vote at the meeting if they submit written demand as specified in FBCA

Directors

-Must have at least three, but no more than 30, members

-Divided into three classes**

-May be removed from office only for cause and only by the vote of a majority of the outstanding shares entitled to vote**

-Must have at least five, but no more than 25, members -No staggered board -May be removed with or without cause by the holders of a majority of the shares then entitled to vote

Dividends and Other Distributions	-Subject to NCBCA requirements regarding distributions to shareholders and Federal Reserve Board limitations	-Subject to FBCA requirements regarding distributions to shareholders

Shareholder Nominations and Shareholder Proposals	-Bylaws establish advance notice procedures for shareholder proposals and for the nomination of candidates for election as directors*

-Bylaws do not expressly establish advance notice procedures for shareholder proposals and for the nomination of candidates for election as directors. However, bylaws provide that annual and special meetings of shareholders will be conducted in accordance with the rules and procedures established by the Board of Directors

Discharge of Duties; Exculpation and Indemnification

-Directors must comply with NCBCA regarding discharge of duties

-Directors have no personal liability for monetary damages for certain breaches of duty as director

-BB&T will indemnify directors and officers against liabilities arising out of his or her status as a director or officer*

-Directors must comply with FBCA regarding discharge of duties

-FCBA provides that a director is not personally liable for monetary damages to the corporation or any other person for his or her statement, vote, decision or failure to act regarding corporate management or policy, unless the director breaches his or her duties and the breach of

*	These rights will be amended, effective April 28, 2004. See “Background” on page 62.
**	Subject to shareholder approval, these rights will be amended, effective as of April 28, 2004. See “Background” on page 62.

	BB&T	Republic

those duties involves, among others, violation of the criminal law, improper personal benefit or unlawful distributions

-Republic will indemnify its directors and officers against liabilities arising out of his or her status as a director or officer if the directors meet certain requirements as set forth in the FBCA and the bylaws

Mergers, Share Exchanges and Sales of Assets	-Must be approved by majority of shareholders, unless such approval is not required	-Must be approved by each class entitled to vote on the merger by a majority of all the votes entitled to be cast on the merger by that class, unless FBCA requires more

Anti-takeover Statutes	-North Carolina Control Share Acquisition Act applies to BB&T -BB&T opted out of the North Carolina Shareholder Protection Act	-FBCA’s Control-Share Acquisition provision applies to Republic, but the merger will not be deemed a control-share acquisition under FBCA

Amendments to Articles of Incorporation and Bylaws

-The Articles of Incorporation and bylaws require the vote of more than two-thirds outstanding shares entitled to vote to approve an amendment that would amend, alter or repeal provisions of the Articles of Incorporation or Bylaws relating to classification and staggered terms of the BB&T Board, removal of directors, or any requirements for a supermajority vote**

-BB&T Board of Directors may amend bylaws**

-FBCA provides that Articles of Incorporation may be amended by a plurality vote if a quorum exists (a majority of the votes entitled to be cast constitutes a quorum)

-A majority of the full Board of Directors of Republic may amend bylaws

Consideration of Business Combinations	-Bylaws set forth specific factors for consideration by the BB&T Board of Directors*

-Neither Articles of Incorporation nor bylaws set forth specific factors for consideration by the Republic Board of Directors. Under FBCA, however, a director may consider such factors as the director deems relevant, including the long-term prospects and interests of the corporation and its shareholders, and the social, economic, legal, or other effects on the employees, suppliers, customers, communities, and society.

*	These rights will be amended, effective April 28, 2004. See “Background” on page 62.
**	Subject to shareholder approval, these rights will be amended, effective as of April 28, 2004. See “Background” on page 62.

	BB&T	Republic

Shareholders’ Rights of Dissent and Appraisal	-Underthe NCBCA, dissenters’ rights are not available	-UnderFBCA, dissenters’ rights are not available

Liquidation Rights

-Holdersof outstanding shares of BB&T common stock are entitled to share in BB&T’s assets and funds remaining after payment of BB&T’s debts and liabilities and preferential payments to BB&T’s preferred shareholders

-Holdersof outstanding shares of Republic common stock are entitled to share in Republic’s assets and funds remaining after payment of Republic’s debts and liabilities

Authorized Capital Stock

BB&T

BB&T’s authorized capital stock consists of 1,000,000,000 shares of BB&T common stock and 5,000,000 shares of BB&T preferred stock. BB&T’s Articles of Incorporation authorize the BB&T Board of Directors to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T preferred stock in each series. As of February 29, 2004, there were 549,079,732 shares of BB&T common stock outstanding, which excludes shares expected to be issued in pending acquisitions. No shares of BB&T preferred stock were issued and outstanding as of that date. See “Description of BB&T Capital Stock-Shareholder Rights Plan” on page 60.

Republic

Republic’s authorized capital stock consists of 20,000,000 shares of Republic common stock, $2.00 par value per share, and 100,000 shares of Republic preferred stock, $20.00 par value per share. As of March 5, 2004, there were 13,304,579 shares of Republic common stock outstanding and no shares of Republic preferred stock outstanding.

Special Meetings of Shareholders

BB&T

Special meetings of the shareholders of BB&T may be called at any time by BB&T’s Chief Executive Officer, President or Secretary or by the BB&T Board of Directors.

Pursuant to the Restated Bylaws, a special meeting of BB&T shareholders may be called by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Secretary or the Board of Directors. The Restated Bylaws are proposed to be effective as of April 28, 2004.

Republic

Special meetings of the shareholders of Republic may be called at any time by the Chairman of the Board, the President or the Republic Board of Directors. In addition, the FBCA provides that a corporation will hold a special meeting of shareholders if the holders of not less than 10 percent of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the corporation’s secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

Directors

BB&T

BB&T’s Articles of Incorporation and bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by resolution of a majority of the members of the BB&T

Board of Directors or by resolution of the shareholders of BB&T. Currently, the BB&T Board of Directors consists of 18 directors. The BB&T Board of Directors is divided into three classes, with directors serving staggered three-year terms. Under BB&T’s Articles of Incorporation and bylaws, BB&T directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors.

On February 24, 2004, BB&T’s Board of Directors approved an amendment to Article V of BB&T’s articles of incorporation to (i) declassify the Board of Directors and provide for the annual election of all directors and (ii) allow for the removal of directors with or without cause. If approved by BB&T’s shareholders at the 2004 annual meeting of BB&T shareholders scheduled for April 27, 2004, the proposal to amend the articles of incorporation will be effective upon filing of the articles of amendment with the North Carolina Secretary of State, which BB&T anticipates will be done as soon as practicable following BB&T’s annual meeting of shareholders.

The Board of Directors also unanimously approved, on February 24, 2004, the amendment and restatement of BB&T’s existing bylaws, subject to shareholder approval of certain provisions. BB&T shareholders are being asked to consider and approve the following proposed amendments to BB&T’s bylaws: (i) an amendment to replace the current staggered three-year terms for directors with one-year terms and modify certain director qualifications; (ii) an amendment to allow for the removal of directors with or without cause; and (iii) an amendment to enhance the ability of the Board of Directors to fill Board vacancies. These amendments to BB&T’s bylaws are proposed to be effective as of April 28, 2004, subject to shareholder approval.

Republic

Republic’s bylaws provide for a board of directors having not less than five and not more than 25 members. Currently, the Republic Board of Directors consists of seven directors. Republic’s Articles of Incorporation provide that shareholders may remove directors with or without cause by a majority of the shares then entitled to vote at an election of directors.

Dividends and Other Distributions

The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business or that would result in its total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T’s ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends will depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the BB&T Board of Directors.

Republic

The FBCA prohibits a Florida corporation from making any distributions to shareholders, including the payment of cash dividends, if, after giving the effect to the distributions: (a) the corporation would not be able to pay its debts as they become due in the usual course of business; or (b) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Shareholder Nominations and Shareholder Proposals

BB&T

BB&T’s bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board of Directors or one of its committees, of candidates for election as directors. BB&T’s bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the BB&T Board of Directors must submit the nomination in writing to the Secretary of BB&T at least 60 days before the one-year anniversary of the most recent annual meeting of shareholders, together with biographical information about the candidate and the shareholder’s name, shareholdings and any material interests of the shareholder in the nomination. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the Chairman of the meeting. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of shareholders that is not intended to be included in the proxy statement for such meeting must notify the Secretary of BB&T in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders of the shareholder’s intention. The notice must contain: (a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in the proposal.

In accordance with Securities and Exchange Commission Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by BB&T at least 120 days before the anniversary of the date that the previous year’s proxy statement was first mailed to shareholders. As provided in the Securities and Exchange Commission rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before BB&T begins to print and mail its proxy materials.

Pursuant to the Restated Bylaws, a shareholder intending to make a proposal for consideration at a meeting of BB&T’s shareholders or wishing to nominate a person as a candidate for election to the BB&T Board of Directors must submit the proposal or nomination in writing to the Secretary (a) in the case of an annual meeting, at least 60 days but not more than 90 days before the one-year anniversary of the notice date of BB&T’s proxy statement for the preceding year’s annual meeting and (b) in the case of a special meeting, no later than the tenth day following the notice date for such meeting. If the annual meeting is advanced by more than 30 days or delayed more than 60 days from the one-year anniversary of the most recent annual meeting, shareholder notice must be delivered no earlier than the 90th day prior to such annual meeting and no later than the 60th day prior to such annual meeting or the tenth day following the notice date for such meeting. Shareholder notices regarding proposals to be brought before a meeting of BB&T’s shareholders shall contain the following information (in addition to any information required by applicable law): (a) the shareholder’s name and address and the beneficial owner, if any, on whose behalf the proposal is made; (b) the shareholder’s (or beneficial owner’s) shareholdings; (c) a description of the business proposed to be introduced to the shareholders; (d) any material interest, direct or indirect, which the shareholder or beneficial owner may have in the business described in the notice; and (e) a representation that the shareholder is a holder of record of shares of BB&T entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to present the proposal. Shareholder notices regarding the nomination of a person as a candidate for election to the BB&T Board of Directors must contain such additional information as would be required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, to be disclosed in the proxy materials concerning all persons nominated (by BB&T or otherwise) for election as a director of the corporation, as well as a consent signed by each nominee to serve as a director if elected. The Restated Bylaws are proposed to be effective as of April 28, 2004.

Republic

Republic’s bylaws do not establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the Republic Board of Directors or one of its committees, of candidates for election as directors. However, Republic’s bylaws provide that annual and special meetings of shareholders will be conducted in accordance with the rules and procedures established by the Board of Directors. Republic’s Board of Directors therefore may establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the Republic Board of Directors or one of its committees, of candidates for election as directors.

In accordance with the SEC Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by Republic at least 120 days before the anniversary of the date that the previous year’s proxy statement was first mailed to shareholders. As provided in the SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before Republic begins to print and mail its proxy material.

Discharge of Duties; Exculpation and Indemnification

BB&T

The NCBCA requires that a director of a North Carolina corporation discharge his or her duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation is not subject to any different duties or to a higher standard of care. BB&T’s Articles of Incorporation provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damage for breach of a duty as a director. BB&T’s bylaws require BB&T to indemnify its directors and officers, to the fullest extent permitted by applicable law, against liabilities arising out of his or her status as a director or officer, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T.

The Restated Bylaws expands the scope of persons that may be indemnified by BB&T. The Restated Bylaws are proposed to be effective as of April 28, 2004.

Republic

The FBCA requires that a director of a Florida corporation discharge his or her duties as a director, including his or her duties as a member of a committee, in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interests of the corporation.

The FBCA provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless:

(a) The director breached or failed to perform his or her duties as a director; and

(b) The director’s breach of, or failure to perform, those duties constitutes:

1. A violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

2. A transaction from which the director derived an improper personal benefit, either directly or indirectly;

3. A circumstance under which the FBCA provision regarding unlawful distributions applies;

4. In a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or

5. In a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Republic’s bylaws require Republic to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director or officer of Republic or is or was serving at the request of Republic as a director or officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against liability incurred (including attorney’s fees, expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her) in connection with the action, suit, or proceeding (including any appeal), if:

(a) He or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation; and

(b) With respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Republic’s bylaws further provide that Republic may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of Republic to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of Republic or is or was serving at the request of Republic as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorney’s fees) actually and reasonably incurred by him or her and amounts paid in connection with the defense or settlement of the action or suit (including any appeal), if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Republic, except that no indemnification will be made in respect of any claim, issue or matters as to which that person has been judged to be liable unless, and only to the extent that, the court in which the action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Mergers, Share Exchanges and Sales of Assets

BB&T

The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See “—Anti-takeover Statutes” below.

Republic

The FBCA generally requires that any merger or share exchange must be approved by each class entitled to vote on the merger or share exchange by a majority of all the votes entitled to be cast by that class.

Anti-takeover Statutes

BB&T

The North Carolina Control Share Acquisition Act applies to BB&T. This Act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain types of shareholders. The Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

The North Carolina Shareholder Protection Act requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain “fair price” requirements. BB&T has elected to opt out of the North Carolina Shareholder Protection Act, as permitted by that Act.

Republic

The FBCA contains provisions governing “affiliated transactions.” These include, among others, merger or consolidation with an “interested shareholder” (generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares) or with any other corporation (whether or not itself an interested shareholder) which is, or after such merger or consolidation would be, an affiliate or associate of the interested shareholder. “Affiliate” means a person who directly or indirectly controls or is controlled by, or is under common control with, a specified person, and “associate” means any entity, other than the corporation or any of its subsidiaries, of which a person is an officer, director, or partner or is, directly or indirectly, the beneficial owner of 10 percent of more of any voting class of voting shares.

Any affiliated transaction with the interested stockholder must be approved by the affirmative vote by the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. The foregoing requirements do not apply to affiliated transactions if, among others, the following conditions are met: (a) The affiliated transaction has been approved by a majority of the “disinterested directors” (those directors who were directors before the date the interested stockholder became an interested stockholder or January 1, 1987, whichever is later, or who were recommended for election by a majority of the disinterested directors); (b) The corporation has not had more than 300 shareholders of record at any time during the 3 years preceding the date of the general announcement of the proposed affiliated transaction; or (c) In the affiliated transaction, the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to insure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

The FBCA also contains provisions governing “control-share acquisitions.” Under the FBCA, voting rights of shares of a stock of a Florida corporation acquired by an acquiring person or other entity at ownership levels of one-fifth, one-third and one-half of the outstanding shares may, under some circumstances, be denied. The voting rights may be denied unless conferred by special shareholder vote of a majority of the outstanding shares entitled to vote, other than shares held by the acquiring person and officers and directors of the corporation. The acquisition of any shares of a Florida corporation does not, however, constitute a control-share acquisition if the acquisition is consummated in, among others, the following circumstances: (a) pursuant to a merger or share exchange effected in compliance with the relevant provisions of the FBCA, if the Florida corporation is a party to the agreement of merger or plan of share exchange; or (b) pursuant to an acquisition of shares of the Florida corporation if the acquisition has been approved by the board of directors of the Florida corporation before acquisition.

Under the FBCA, the merger between BB&T and Republic will be deemed neither an affiliated transaction nor a control-share acquisition.

Amendments to Articles of Incorporation and Bylaws

BB&T

The NCBCA provides generally that a North Carolina corporation’s articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. BB&T’s Articles of Incorporation and bylaws impose a greater requirement, the affirmative vote of more than two-thirds of the outstanding shares entitled to vote, to approve an amendment that would amend, alter or repeal the provisions of the Articles of Incorporation or bylaws relating to classification and staggered terms of the BB&T Board of Directors, removal of directors or any requirement for a supermajority vote on such an amendment. The NCBCA provides that a North Carolina corporation’s bylaws may be amended by its board of directors or its shareholders, except that, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise, the board of directors may not amend a bylaw approved by the shareholders. BB&T’s Articles of Incorporation authorize the BB&T Board of Directors to amend BB&T’s bylaws and sets forth the procedures for doing so.

On February 24, 2004, BB&T’s Board of Directors approved an amendment to Article V of BB&T’s articles of incorporation to allow future amendments of Article V of BB&T’s articles of incorporation to be made upon approval of a majority of the votes cast on the matter by BB&T’s shareholders. If approved at the 2004 annual meeting of BB&T shareholders scheduled for April 27, 2004, the proposal to amend the articles of incorporation will be effective upon filing of the articles of amendment with the North Carolina Secretary of State, which BB&T anticipates would be done as soon as practicable following BB&T’s annual meeting of shareholders.

The Board of Directors also unanimously approved on February 24, 2004 the amendment and restatement of BB&T’s existing bylaws, subject to shareholder approval of certain provisions. BB&T shareholders are being asked to consider and approve an amendment to BB&T’s bylaws to allow the Board to amend the bylaws without the requirement of a shareholder vote (which provision would operate in conjunction with the similar statutory right of shareholders to amend or alter the bylaws). This amendment to BB&T’s bylaws is proposed to be effective as of April 28, 2004, subject to shareholder approval.

Republic

The FBCA generally requires that any amendment to the articles of incorporation to be adopted will be approved, once a quorum has been established, by each voting group entitled to vote on the proposed amendment by a majority of the votes cast and by any voting group with respect to which the proposed amendment would create dissenters’ rights by a majority of votes entitled to be cast, unless the FBCA, the articles of incorporation, or the board of directors requires a greater vote. Republic’s Articles of Incorporation provide that the Articles of Incorporation may be amended as provided by law.

Under the FBCA, a corporation’s board of directors may amend or repeal the corporation’s bylaws unless: (a) the articles of incorporation or the FBCA reserves the power to amend the bylaws generally or a particular bylaw provision exclusively to the shareholders; or (b) the shareholders, in amending or repealing the bylaws generally or a particular bylaw provision, provide expressly that the board of directors may not amend or repeal the bylaws or that bylaw provision. The FBCA further provides that a corporation’s shareholders may amend or repeal the corporation’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

Republic’s bylaws provide that the bylaws may be changed or amended by the vote of a majority of the full Board of Directors at any regular or special meeting of the Board, provided, however, that the directors will have been given not less than one day’s notice of the intention to change or offer an amendment to the bylaws.

Consideration of Business Combinations

BB&T

BB&T’s Articles of Incorporation do not specify any factors to which the BB&T Board of Directors must give consideration in evaluating a transaction involving a potential change in control of BB&T. BB&T’s bylaws, however, do set forth such specific factors for consideration of the BB&T Board of Directors.

The Restated Bylaws will not set forth specific factors for BB&T’s Board of Directors to consider when evaluating a business combination. The Restated Bylaws are proposed to be effective as of April 28, 2004.

Republic

Neither Republic’s Articles of Incorporation nor its bylaws set forth any factors to which the Republic Board of Directors must give consideration in evaluating a transaction involving a potential change in control of Republic. Under the FBCA, however, a director in discharging his or her duties may consider such factors as the director deems relevant, including the long-term prospects and interests of the corporation and its shareholders, and the social, economic, legal, or other effects of any action on the employees, suppliers, customers of the corporation or its subsidiaries, the communities and society in which the corporation or its subsidiaries operate, and the economy of the state and the nation.

Shareholders’ Rights of Dissent and Appraisal

BB&T

The NCBCA provides that dissenters’ rights are not available to the holders of shares of a corporation, such as BB&T, that are either listed on a national securities exchange or held by more than 2,000 record shareholders by reason of a merger, share exchange, or sale or exchange of property unless (a) the articles of incorporation of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (1) cash, (2) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders, or (3) a combination of cash and such shares. BB&T’s Articles of Incorporation do not authorize any special dissenters’ rights.

Republic

The FBCA provides that appraisal rights are not available to holders of shares of any class or series of shares when such share is either (a) listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (“NASD”); or (b) is held by at least 2,000 record shareholders and the outstanding shares of such class or series has a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

However, the FBCA provides an exception that makes appraisal rights available to holders of any class or series of shares if:

(a) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

1. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power; or

2. Directly or indirectly has, or any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

(b) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

1. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

2. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved pursuant to the FBCA provision regarding director conflicts of interest;

3. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

Holders of Republic common stock do not have appraisal rights in connection with the merger with BB&T because Republic common stock has been designated as a national market system security on an interdealer quotation system by the NASD, and because none of the exceptions applies.

Liquidation Rights

BB&T

In the event of the liquidation, dissolution, or winding up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T’s assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

Because BB&T is a financial holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary’s creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

Republic

In the event of the liquidation, dissolution, or winding up of the affairs of Republic, holders of outstanding shares of Republic common stock are entitled to share, in proportion to their respective interest, in Republic’s assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of Republic.

Because Republic is a bank holding company, its rights, the rights of its creditors and of its shareholders to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors, except to the extent that Republic may itself be a creditor with recognized claims against the subsidiary.

SHAREHOLDER PROPOSALS

Republic does not intend to hold another annual meeting of its shareholders unless the merger agreement is terminated without the merger being completed. In the event that the merger is not completed, any proposal that a shareholder wishes to have presented at the next annual meeting of shareholders and included in Republic’s proxy materials must have been received at the main office of Republic, 111 Second Avenue, N.E., Suite 300, St. Petersburg, Florida 33701, by November 17, 2003. However, if Republic holds its 2004 annual meeting of shareholders on or after May 31, 2004, a shareholder proposal must be received within a reasonable time before Republic begins to print and mail the proxy solicitation materials for its 2004 annual meeting. Any shareholder proposals will be subject to Rule 14a-8 under the Exchange Act. It is urged that any proposals be sent by certified mail, return receipt requested.

OTHER BUSINESS

The Republic Board of Directors is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited by this proxy statement/prospectus will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

LEGAL MATTERS

The validity of the shares of BB&T common stock offered by this proxy statement/prospectus has been passed upon by Womble Carlyle Sandridge & Rice, PLLC, as counsel to BB&T. As of the date of this proxy statement/prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 75,000 shares of BB&T common stock.

EXPERTS

BB&T’s consolidated financial statements as of and for the year ended December 31, 2003, which are incorporated by reference into this proxy statement/prospectus from BB&T’s annual report on Form 10-K for the year ended December 31, 2003 and filed with the SEC on March 8, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, incorporated by reference in this proxy statement/prospectus, have been audited by Arthur Andersen LLP, independent certified public accountants, as stated in their report incorporated by reference herein.

On March 20, 2002, BB&T announced that it had appointed PricewaterhouseCoopers LLP to replace Arthur Andersen LLP as BB&T’s independent accountants. Subsequently, Arthur Anderson LLP was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC and has lost the services of material personnel responsible for Arthur Andersen LLP’s audit reports. As a result, it is not possible to obtain Arthur Andersen LLP’s updated written consent to the incorporation by reference into the registration statement of which this proxy statement/prospectus is a part of Arthur Andersen LLP’s audit reports with respect to BB&T’s financial statements. Under these circumstances, Rule 437a under the Securities Act permits BB&T to omit Arthur Andersen LLP’s updated written consent from the registration statement.

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

Accordingly, Arthur Andersen LLP may not have liability under Section 11(a) of the Securities Act because it has not consented to being named as an expert in BB&T’s registration statements, including the registration statement on Form S-4 of which this proxy statement/prospectus is a part. In addition, the events arising out of Arthur Andersen LLP’s conviction would adversely affect the ability of Arthur Andersen LLP to satisfy any claims against it. BB&T believes that other persons who may be liable under Section 11(a) of the Securities Act, including BB&T’s officers and directors, may still rely on Arthur Andersen LLP’s audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act.

The consolidated financial statements of Republic incorporated in this proxy statement/prospectus by reference from Republic’s Annual Report on Form 10-K for the year ended December 31, 2002 and for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Republic Bancshares, Inc. and subsidiaries as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 incorporated by reference into this proxy statement/prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as stated in their report incorporated by reference herein.

On June 14, 2002, Republic announced that it had appointed Deloitte & Touche LLP to replace Arthur Andersen LLP as Republic’s independent accountants. For the same reasons discussed above with respect to BB&T, it is not possible to obtain Arthur Andersen LLP’s updated written consent to the incorporation by reference into this proxy statement/prospectus of Arthur Andersen LLP’s audit reports with respect to Republic’s financial statements. Under these circumstances, Rule 437a under the Securities Act permits Republic to omit Arthur Andersen LLP’s updated written consent from the proxy statement/prospectus.

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

Accordingly, Arthur Andersen LLP may not have liability under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement on Form S-4 of which this proxy statement/prospectus is a part. In addition, the events arising out of Arthur Andersen LLP’s conviction would adversely affect the ability of Arthur Andersen LLP to satisfy any claims against it. Republic believes that other persons who may be liable under Section 11(a) of the Securities Act, including Republic’s officers and directors, may still rely on Arthur Andersen LLP’s audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

BB&T and Republic file their annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or certain other information that the companies file with the Securities and Exchange Commission at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” Reports, proxy statements and other information should also be available for inspection at the offices of the NYSE.

BB&T has filed the registration statement to register with the Securities and Exchange Commission the BB&T common stock to be issued to Republic shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BB&T. As allowed by Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all the information you can find in BB&T’s registration statement or the exhibits to the registration statement.

The Securities and Exchange Commission allows Republic and BB&T to “incorporate by reference” information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Republic and BB&T have previously filed with the Securities and Exchange Commission and that contain important information about Republic and BB&T and their businesses.

BB&T Securities and Exchange Commission Filings (File No. 1-10853)
Annual Report on Form 10-K	For the fiscal year ended December 31, 2003

Current Reports on Form 8-K	Filed February 13, 2004

Registration Statements on Form 8-A (describing BB&T’s common stock and concerning BB&T’s shareholder rights plan)	Filed September 4, 1991, January 10, 1997 and April 28, 1999

Republic Securities and Exchange Commission Filings (File No. 0-27652)
Annual Report on Form 10-K	For the fiscal year ended December 31, 2003

Current Reports on Form 8-K	Filed January 23, 2004

Registration Statements on Form 8-A (describing Republic’s common stock and concerning Republic’s shareholder rights plan)	Filed May 30, 1997 and July 16, 1997

Republic and BB&T also incorporate by reference additional documents that may be filed with the Securities and Exchange Commission between the date of this proxy statement/prospectus and (a) in the case of BB&T, the completion of the merger or the termination of the merger agreement and (b) in the case of Republic, the date of the special meeting of shareholders or, if sooner, the termination of the merger agreement (other than information in such future filings deemed, under SEC rules, not to have been filed). These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

BB&T has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BB&T, and Republic has supplied all such information relating to Republic before the merger.

If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the Securities and Exchange Commission or the Securities and Exchange Commission’s Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

BB&T Corporation	Republic Bancshares, Inc.
Shareholder Reporting	Secretary
Post Office Box 1290	111 Second Avenue, N.E., Suite 300
Winston-Salem, North Carolina 27102	St. Petersburg, Florida 33701
(336) 733-3021	(727) 823-7300

If you would like to request documents, please do so by April 6, 2004 to receive them before the meeting.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. BB&T and Republic have not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this document. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated March 10, 2004. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

Appendix A

AGREEMENT AND PLAN OF REORGANIZATION

BETWEEN

REPUBLIC BANCSHARES, INC.

and

BB&T CORPORATION

i

ANNEXES
Annex A	Articles of Merger
Annex B	Form of President of Florida Operations and Regional President Employment Agreement
Annex C	Form of Regional President Employment Agreement
Annex D	Form of Employment Agreement

ii

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (“Agreement”), dated as of December 1, 2003 is among REPUBLIC BANCSHARES, INC. (“Republic”), a corporation chartered under the laws of the State of Florida having its principal office at St. Petersburg, Florida, and BB&T CORPORATION (“BB&T”), a North Carolina corporation having its principal office at Winston-Salem, North Carolina;

R E C I T A L S:

The parties desire to effect a strategic business combination by merging Republic into BB&T (said transaction being hereinafter referred to as the “Merger”) pursuant to a plan of merger (the “Plan of Merger”) substantially in the form attached as Annex A hereto, and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby. For United States federal income tax purposes, the parties intend that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Code (as defined below).

The Boards of Directors of BB&T and Republic have each determined that the Merger will further their respective business strategies and goals and is in the best interest of their respective shareholders, and each has consequently approved the Merger, this Agreement and the Plan of Merger.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1  Definitions

When used herein, the capitalized terms set forth below shall have the following meanings:

“Affiliate” means, with respect to any person, any other person, who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with such person and, without limiting the generality of the foregoing, includes any executive officer or director of such person and any Affiliate of such executive officer or director.

“Articles of Merger” shall mean the Articles of Merger required to be filed with the office of the Secretary of State of North Carolina, as provided in Section 55-11-05 of the NCBCA, and with the office of the Florida Department of State, as provided in Section 607.1105 of the FBCA.

“Bank Holding Company Act” shall mean the Federal Bank Holding Company Act of 1956, as amended, and rules and regulations promulgated thereunder.

“Bank Secrecy Act” shall mean the Federal Bank Secrecy Act of 1970, as amended, and rules and regulations promulgated thereunder.

“BB&T Common Stock” shall mean the shares of voting common stock, par value $5.00 per share, of BB&T, with rights attached issued pursuant to Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company, as Rights Agent, relating to BB&T’s Series B Junior Participating Preferred Stock, $5.00 par value per share.

“BB&T Subsidiaries” shall mean Branch Banking and Trust Company, Branch Banking and Trust Company of South Carolina and Branch Banking and Trust Company of Virginia.

“Benefit Plan Determination Date” shall mean, with respect to each employee pension or welfare benefit plan or program maintained by Republic at the Effective Time, the date determined by BB&T with respect to such plan or program which shall be not later than January 1 following the close of the calendar year in which the last of the Republic Subsidiaries which is a bank or other savings institution is merged into BB&T or one of the BB&T Subsidiaries.

“Business Day” shall mean all days other than Saturdays, Sundays and Federal Reserve holidays.

“CERCLA” shall mean the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commission” shall mean the Securities and Exchange Commission.

“CRA” shall mean the Community Reinvestment Act of 1977, as amended, and rules and regulations promulgated thereunder.

“Disclosed” shall mean disclosed in the Republic Disclosure Memorandum, referencing the Section number herein pursuant to which such disclosure is being made.

“Environmental Claim” means any notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any Hazardous Substances.

“Environmental Laws” means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including without limitation CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and rules and regulations promulgated thereunder.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“FBCA” shall mean the Florida Business Corporation Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

“Financial Advisor” shall mean Keefe, Bruyette & Woods, Inc.

“Financial Statements” shall mean (a) with respect to BB&T, (i) the consolidated balance sheet (including related notes and schedules, if any) of BB&T as of December 31, 2002, 2001, and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 2002, 2001, and 2000, as filed by BB&T in Securities Documents and (ii) the consolidated balance sheets of BB&T (including related notes and schedules, if any) and the related consolidated statements of income, shareholders’ equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by BB&T with respect to periods ended subsequent to December 31, 2002, and (b) with respect to Republic, (i) the consolidated statements of financial condition (including related notes and schedules, if any) of Republic as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 2002, 2001 and 2000 as filed by Republic in Securities Documents and (ii) the consolidated statements of financial condition of Republic (including related notes and schedules, if any) and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) included in Securities Documents filed by Republic with respect to periods ended subsequent to December 31, 2002.

“GAAP” shall mean generally accepted accounting principles applicable to financial institutions and their holding companies, as in effect at the relevant date.

“Hazardous Substances” means any substance or material (i) identified in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under any applicable federal, state or local statutes, law, ordinance, rule or regulation, including but not limited to petroleum products; (iii) asbestos; (iv) radon; (v) poly-chlorinated biphiphenyls and (vi) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful to human health or the environment.

“IRS” shall mean the Internal Revenue Service.

“Material Adverse Effect” on BB&T or Republic shall mean an event, circumstance, change, effect, occurrence or state of facts which, individually or together with any other event, change, effect, occurrence or state of facts, (i) has a material adverse effect on the financial condition, results of operations, business or stockholder’s equity of BB&T and the BB&T Subsidiaries taken as a whole, or Republic and the Republic Subsidiaries taken as a whole, or (ii) materially impairs the ability of BB&T or Republic to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) any event, change, effect, occurrence or state of facts to the extent relating to or arising from the United States or local economy or financial or securities markets in general, (b) any event, change, effect, occurrence or state of facts to the extent relating to or arising from announcement of this Agreement or the actions and omissions of BB&T or Republic taken with the prior written consent of the other in contemplation of the transactions contemplated hereby and the effects of compliance with this Agreement on the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation arising as a result of the Merger.

“NASDAQ” shall mean the National Association of Securities Dealers Automated Quotations.

“NCBCA” shall mean the North Carolina Business Corporation Act, as amended.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, association, unincorporated organization, agency, other entity or group of entities, or governmental body.

“Proxy Statement/Prospectus” shall mean the proxy statement and prospectus, together with any supplements thereto, to be sent to shareholders of Republic to solicit their votes in connection with a proposal to approve this Agreement and the Plan of Merger.

“Registration Statement” shall mean the registration statement of BB&T as declared effective by the Commission under the Securities Act, including any post-effective amendments or supplements thereto as filed with the Commission under the Securities Act, with respect to the BB&T Common Stock to be issued in connection with the transactions contemplated by this Agreement.

“Republic Common Stock” shall mean the shares of voting common stock, par value $2.00 per share, of Republic.

“Republic Disclosure Memorandum” shall mean the written information in one or more documents, each of which is entitled “Republic Disclosure Memorandum” and dated on or before the date of this Agreement and delivered not later than the date of execution of this Agreement by Republic to BB&T. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced.

“Republic Subsidiaries” shall mean the subsidiaries of Republic set forth in the Republic Disclosure Memorandum, and any and all other Subsidiaries of Republic as of the date hereof.

“Rights” shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests (other than rights pursuant to the Rights Agreements described under the definition of “BB&T Common Stock”), and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

“SAR” shall mean any right to receive a cash payment in respect of the value of shares of Republic Common Stock granted under the Stock Option Plans and outstanding and unexercised.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended, and the rules and regulations promulgated thereunder.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Documents” shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws, including but not limited to periodic and other reports filed pursuant to Section 13 of the Exchange Act.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Sarbanes-Oxley Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939 as amended; and in each case the rules and regulations of the Commission promulgated thereunder.

“Stock Option” shall mean any option to acquire shares of Republic Common Stock granted under the Stock Option Plans and outstanding and unexercised.

“Stock Option Plans” shall mean Republic’s 1995 Stock Option Plan, as amended, and the 1997 Stock Appreciation Rights Plan.

“Subsidiaries” shall mean all those corporations, associations, or other business entities of which the entity in question either owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (in determining whether one entity owns or controls 50% or more of the outstanding equity securities of another, equity securities owned or controlled in a fiduciary capacity shall be deemed owned and controlled only by the beneficial owner).

“Superior Offer” shall mean a proposal or offer to acquire or purchase all or a substantial portion of the assets of or a substantial equity interest in, or to effect any recapitalization, liquidation or dissolution involving or a business combination or other similar transaction with, Republic or any Republic Subsidiary (including, without limitation, a tender offer or exchange offer to purchase Republic Common Stock) other than as contemplated by this Agreement: (i) that did not arise from or involve a breach or violation by Republic of Section 5.9(k) or any other provision of this Agreement; (ii) that the Republic Board of Directors determines in its good faith judgment, based, among other things, on advice of the Financial Advisor, to be more favorable to the Republic shareholders than the Merger; and (iii) the financing for the implementation of which, to the extent required, is then committed or in the good faith reasonable judgment of the Republic Board of Directors, based, among other things, on advice of the Financial Advisor, is capable of being obtained by the party making the proposal or offer.

“TILA” shall mean the Truth in Lending Act, as amended, and rules and regulations promulgated thereunder.

“USA PATRIOT Act” shall mean the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and rules and regulations promulgated thereunder.

1.2  Terms Defined Elsewhere

The capitalized terms set forth below are defined in the following sections:

Agreement	Introduction
BB&T	Introduction
BB&T Option Plan	Section 2.9(a)
Branch Bank	Section 5.10
Closing	Section 2.4
Closing Date	Section 2.4
Closing Value	Section 2.7(c)
Constituent Corporations	Section 2.1
Continuing Insider	Section 2.9(a)
Effective Time	Section 2.3
Employer Entity	Section 5.12(a)
Exchange Ratio	Section 2.7(a)
Merger	Recitals
Merger Consideration	Section 2.7(a)
PBGC	Section 3.14(b)(iv)
Plan	Section 3.14(b)(i)
Plan of Merger	Recitals
Republic	Introduction
Republic Acquisition Proposal	Section 7.1(g)
Republic Preferred Stock	Section 3.1(a)
Requisite Regulatory Approval	Section 6.1(c)
Surviving Corporation	Section 2.1(a)
Termination Fee	Section 7.6
Transferred Employee	Section 5.12(a)

ARTICLE II

THE MERGER

2.1  Merger

BB&T and Republic are constituent corporations (the “Constituent Corporations”) to the Merger as contemplated by the NCBCA and the FBCA. At the Effective Time:

(a) Republic shall be merged into BB&T in accordance with the applicable provisions of the NCBCA and the FBCA, with BB&T being the surviving corporate entity (hereinafter sometimes referred to as the “Surviving Corporation”).

(b) The separate existence of Republic shall cease and the Merger shall in all respects have the effects provided in Section 2.5.

(c) The Articles of Incorporation of BB&T at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation.

(d) The Bylaws of BB&T at the Effective Time shall be the Bylaws of the Surviving Corporation.

2.2  Filing; Plan of Merger

The Merger shall not become effective unless this Agreement and the Plan of Merger are duly approved by shareholders holding at least a majority of the shares of Republic Common Stock. Upon fulfillment or waiver of the conditions specified in Article VI and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause the Articles of Merger to be executed and filed with the Secretary of State of North Carolina and the Florida Department of State, as provided in Section 55-11-05 of the NCBCA and Section 607.1105 of the FBCA, respectively. The Plan of Merger is incorporated herein by reference, and adoption of this Agreement by the Boards of Directors of the Constituent Corporations and approval by the shareholders of Republic shall constitute adoption and approval of the Plan of Merger.

2.3  Effective Time

The Merger shall be effective at the day and hour specified in the Articles of Merger as filed as provided in Section 2.2 (herein sometimes referred to as the “Effective Time”).

2.4  Closing

The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina, at 10:00 a.m. on a date selected by BB&T, which date shall be no later than: (i) the fifth Business Day of the calendar month immediately following the calendar month in which the shareholders approve this Agreement and the Plan of Merger; (ii) if the conditions to Closing set forth in Article VI (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing) are not satisfied on the date set forth in 2.4(i), the date of Closing shall be no less than five (5) Business Days after the conditions to Closing set forth in Article VI are satisfied (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing); or (iii) such later date as the parties may otherwise agree (the “Closing Date”).

2.5  Effect of Merger

From and after the Effective Time, the separate existence of Republic shall cease, and the Surviving Corporation shall thereupon and thereafter, to the extent consistent with its Articles of Incorporation, possess all of the rights, privileges, immunities and franchises, of a public as well as a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and each and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein vested in either of the Constituent

Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim, existing action or proceeding, civil or criminal, pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.

2.6  Further Assurances

If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.

2.7  Merger Consideration

(a) As used herein, the term “Merger Consideration” per share of Republic Common Stock shall mean the consideration described in (i) or (ii) below, as elected as provided in Section 2.8 by each Republic shareholder, and subject to adjustment as provided in paragraph (b) of this Section 2.7:

(i) .81 (the “Exchange Ratio”) shares of BB&T Common Stock (to the nearest ten thousandth of a share) to be exchanged for each share of Republic Common Stock subject to this election and owned by the shareholder as of the Effective Time (the “Stock Election”); or

(ii) $31.79 in cash for each share of Republic Common Stock subject to this election and owned by the shareholder as of the Effective Time (the “Cash Election”).

Each Republic shareholder shall be permitted to make any combination of the Stock Election and the Cash Election in whole share increments with respect to the shareholder’s shares of Republic Common Stock.

(b) Notwithstanding paragraph (a) preceding, in no event shall the amount of cash payable pursuant to the aggregate of the Cash Elections and pursuant to Section 2.7(c) (the “Aggregate Cash Amount”) exceed the lesser of (i) 55% of the value of the aggregate Merger Consideration (including cash payable pursuant to Section 2.7(c)), determined by valuing shares of BB&T Common Stock at the Closing Value, or (ii) the product of $12.72 multiplied by the number of shares of Republic Common Stock outstanding at the close of business on the Closing Date (the lesser of such amounts being referred to herein as the “Maximum Cash Amount”). In the event that the Aggregate Cash Amount shall exceed the Maximum Cash Amount, the Merger Consideration distributable to each Republic shareholder shall be adjusted by taking the following steps: (1) determine the amount by which the Aggregate Cash Amount exceeds the Maximum Cash Amount; (2) allocate the excess amount in (1) among all Republic shareholders making the Cash Election in the proportion that the amount of cash payable to each Republic shareholder pursuant to the election under Section 2.8 (without giving effect to any reduction pursuant to this Section 2.7(b)) bears to the Aggregate Cash Amount (the amount allocated to each shareholder is referred to herein as the “Shareholder Cash Excess”); (3) determine the number of whole shares of BB&T Common Stock having a value (valued at $39.25 per share) equal to the Shareholder Cash Excess (if the Shareholder Cash Excess is not evenly divisible by $39.25, the number of shares determined by dividing the Shareholder Cash Excess by $39.25 shall be rounded up to the next whole share), and (4) add the number of shares of BB&T Common Stock in (3) to the shares, if any, of BB&T Common Stock that the Republic shareholder will receive pursuant to the Stock Election of such Republic shareholder and reduce the amount of cash subject to the Cash Election of the shareholder by the value (at $39.25 per share) of such number of shares of BB&T Common Stock in (3).

(c) Cash (without interest) will be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a Republic shareholder, as determined following application of (a) and (b) of this Section 2.7. The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The “Closing Value” shall mean the average of the high and low price per share of BB&T Common Stock on the NYSE as reported on NYSEnet.com on the date of the Effective Time (as of 4:00 p.m. Eastern time).

2.8  Conversion of Shares; Payment of Merger Consideration

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Republic or the holders of record of Republic Common Stock, each share of Republic Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of Republic Common Stock (as provided in subsection (d) below), the Merger Consideration.

(b) Each share of BB&T Common Stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

(c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of Republic Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration and any declared and unpaid dividends with respect to Republic Common Stock. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of Republic Common Stock. With respect to any certificate for Republic Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T’s standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, Republic’s transfer books shall be closed and no transfer of the shares of Republic Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

(d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each Republic shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of Republic Common Stock. Upon proper surrender of such certificates or other evidence of ownership meeting the requirements of Section 2.8(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration in the form elected or deemed elected.

(e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time that have been declared or made by Republic in respect of shares of Republic Common Stock in accordance with the terms of this Agreement and that remain unpaid at the Effective Time, subject to compliance by Republic with Section 5.9(b). Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing Republic Common Stock until such holder surrenders such certificate for exchange as provided in this Section 2.8. Upon surrender of such certificate, both the Merger Consideration (without interest) and any undelivered dividends payable hereunder (without interest) shall be delivered and paid with respect to the shares of Republic Common Stock represented by such certificate.

(f) Subject to the election and allocation procedures set forth in Sections 2.7 and 2.8, each record holder of Republic Common Stock as of the Election Deadline will be entitled to elect the form of Merger Consideration in Section 2.7(a)(i) and (ii). All such elections shall be made on a form provided by BB&T for that purpose (“Form of Election”). BB&T and Republic will mail the Form of Election on or shortly after the date the Proxy Statement/Prospectus is mailed to the shareholders of Republic.

(g) Any election for the purposes of Sections 2.7 and 2.8 will be effective only if BB&T has received a properly completed and signed Form of Election by the Election Deadline. The “Election Deadline” means 5:00 p.m., Winston-Salem, North Carolina Time, on the date of Republic’s shareholders’ meeting to vote on this Agreement and the Plan of Merger. A Form of Election may be revoked or changed by the person submitting such Form of Election or any other person to whom the subject shares are subsequently transferred by written notice by such person to BB&T at or prior to the Election Deadline. All Forms of Election will be deemed to be revoked if this Agreement has been terminated in accordance with its terms.

(h) Any holder of Republic Common Stock as of the Effective Time who does not submit a properly completed and signed Form of Election that is received by BB&T at or prior to the Election Deadline, will be deemed to have made the Stock Election in Section 2.7(a)(i) for all purposes herein. BB&T will have the discretion to disregard immaterial defects in Forms of Election. If BB&T or its designee reasonably determines that any purported Stock Election or Cash Election was not properly made, such purported election will be deemed to be of no force and effect and the holder making such election will be deemed to have made the Stock Election in Section 2.7(a)(i) for all purposes herein.

2.9  Conversion of Stock Options and Stock Appreciation Rights

(a) At the Effective Time, each Stock Option and SAR then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option and SAR in accordance with the terms of the Stock Option Plans, except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for Republic and the Committee of Republic’s Board of Directors with respect to administering the Stock Option Plans, (ii) each Stock Option and SAR assumed by BB&T may be exercised solely for shares of BB&T Common Stock, or in the case of an SAR, a cash payment in respect of the value of shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option and with respect to each SAR shall be the number of whole shares of BB&T Common Stock (omitting any fractional share) determined by multiplying the number of shares of Republic Common Stock subject to such Stock Option or SAR immediately prior to the Effective Time by the Exchange Ratio, and (iv) the per share exercise price under each such Stock Option and SAR shall be adjusted by dividing the per share exercise price under each such Stock Option and SAR by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options or stock appreciation rights under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the “BB&T Option Plan”) for all or a part of the Stock Options or SARs, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options or SARs and shall be tax neutral to the option holder; and (C) the substituted options or stock appreciation rights shall continue in effect on the same terms and conditions as provided in the Stock Option or SAR agreements and the Stock Option Plans governing each Stock Option and SAR. BB&T shall cause each grant of a converted or substitute option or stock appreciation right to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Commission Rule 16b-3 (a “Continuing Insider”) to be duly approved in accordance with the provisions of Rule 16b-3 such that the receipt thereof shall be exempt from Section 16(b) of the Exchange Act (BB&T and Republic agreeing that, in order to most effectively compensate and retain Continuing Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that Continuing Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law as a result of any deemed purchase or sale for purposes of Section 16(b) arising in connection with the exchange and/or conversion of shares of Republic Common Stock and Stock Options and SARs in the

Merger). Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and Republic agree to take all necessary steps to effectuate the foregoing provisions of this Section 2.9. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. Within fifteen days after the Effective Time, if it has not already done so, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the Stock Option Plans assumed pursuant to this Section 2.9 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. Republic hereby represents that the Stock Option Plans in their current forms have been administered in compliance with Rule 16b-3 to the extent, if any, required as of the date hereof.

(b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options or stock appreciation rights under the BB&T Option Plan an appropriate notice setting forth such participant’s rights pursuant thereto.

(c) Eligibility to receive new stock option grants following the Effective Time with respect to BB&T Common Stock shall be determined by BB&T in accordance with its plans and procedures as in effect from time to time, and subject to any contractual obligations.

2.10  Merger of Subsidiaries

In the event that BB&T shall request, Republic shall take such actions, and shall cause the Republic Subsidiaries to take such actions, as may be required in order to effect, immediately after the Effective Time, the merger of one or more of the Republic Subsidiaries with and into, in each case, one of the BB&T Subsidiaries; provided, however, that such actions, merger or mergers shall not (i) impose any significant additional costs on Republic or the Republic Subsidiaries or (ii) impede or materially delay consummation of the Merger.

2.11  Anti-Dilution

In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding at or prior to the Effective Time as a result of any reclassification, recapitalization, stock split, stock dividend or other similar event, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be at or prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF REPUBLIC

Except as Disclosed, Republic represents and warrants to BB&T as follows (the representations and warranties herein of Republic are made subject to the applicable standard set forth in Section 6.3(a), and no such representation or warranty shall be deemed to be inaccurate or incomplete unless it is inaccurate or incomplete to the extent that BB&T would be entitled to refuse to consummate the Merger pursuant to Section 7.1(b)(ii) on account of such inaccuracy):

3.1  Capital Structure

The authorized capital stock of Republic consists of 20,000,000 shares of Republic Common Stock and 100,000 shares of Series A Preferred Stock, $20.00 par value, of Republic (“Republic Preferred Stock”). As of

September 30, 2003, Republic had 13,267,294 shares of Republic Common Stock issued and outstanding and no shares of Republic Preferred Stock issued and outstanding. Except for the foregoing and as permitted by Section 5.9(c), no other classes of capital stock of Republic, common or preferred, are authorized, issued or outstanding. All outstanding shares of Republic capital stock have been duly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock have been reserved for any purpose, except for shares of Republic Common Stock reserved in connection with the Stock Option Plans. As of September 30, 2003, Republic had outstanding options to acquire 736,590 shares of Republic Common Stock under the Stock Option Plans or other outstanding agreements and awards. Except as set forth in this Section 3.1, there are no Rights authorized, issued or outstanding with respect to, nor are there any agreements, understandings or commitments with Republic or its Subsidiaries relating to the right of any Republic shareholder to own, to vote or to dispose of, the capital stock of Republic. Holders of Republic Common Stock do not have preemptive rights. As of September 30, 2003, Republic had outstanding SARs under the Stock Option Plans or other outstanding agreements and awards with respect to 11,340 shares of Republic Common Stock which SARs were exercisable solely for a cash payment.

3.2  Organization, Standing and Authority

Republic is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets. Republic is not required to be qualified to do business in any other state of the United States or foreign jurisdiction. Republic is registered as a bank holding company under the Bank Holding Company Act.

3.3  Ownership of Subsidiaries

Section 3.3 of the Republic Disclosure Memorandum lists all of the Republic Subsidiaries and, with respect to each, its jurisdiction of organization, jurisdictions in which it is qualified or otherwise licensed to conduct business, the number of shares or ownership interests owned by Republic (directly or indirectly), the percentage ownership interest so owned by Republic and its business activities. The outstanding shares of capital stock or other equity interests of the Republic Subsidiaries are validly issued and outstanding, fully paid and nonassessable, and all such shares are directly or indirectly owned by Republic free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock or other equity interests of the Republic Subsidiaries, and there are no agreements, understandings or commitments relating to the right of Republic to own, to vote or to dispose of said interests. None of the shares of capital stock or other equity interests of the Republic Subsidiaries have been issued in violation of the preemptive rights of any person. Section 3.3 of the Republic Disclosure Memorandum also sets forth a list, as of the date hereof, of all investments (including, without limitation, all shares of capital stock or other securities or ownership interests) of Republic or its Subsidiaries in any corporation, partnership, joint venture, or other organization (other than the Republic Subsidiaries and stock or other securities held in a fiduciary capacity owned directly or indirectly by Republic).

3.4  Organization, Standing and Authority of the Subsidiaries

Each Republic Subsidiary which is a depository institution is a state chartered bank with its deposits insured by the FDIC. Each of the Republic Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Republic Subsidiaries has full power and authority to carry on its business as now conducted, and is duly qualified to do business and in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary.

3.5  Authorized and Effective Agreement

(a) Republic has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental approvals and the receipt of approval of the Republic shareholders of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement and the Plan of Merger. The execution and delivery of this Agreement and the Articles of Merger, and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action, except, in the case of this Agreement and the Plan of Merger, the approval of the Republic shareholders pursuant to and to the extent required by applicable law. This Agreement and the Plan of Merger constitute legal, valid and binding obligations of Republic, and each is enforceable against Republic in accordance with its terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors’ rights generally; and (ii) general principles of equity (whether applied in a court of law or in equity).

(b) Neither the execution and delivery of this Agreement or the Articles of Merger, nor consummation of the transactions contemplated hereby or thereby, nor compliance by Republic with any of the provisions hereof or thereof, shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of Republic or any Republic Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of Republic or any Republic Subsidiary pursuant to, any note, bond, mortgage, indenture, license, permit, contract, agreement or other instrument or obligation, or (iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Republic or any Republic Subsidiary.

(c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by Republic of the Merger and the other transactions contemplated in this Agreement.

3.6  Securities Filings; Financial Statements; Statements True; NASDAQ Compliance

(a) Republic has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 2000. Republic has Disclosed or made available to BB&T a true and complete copy of each Securities Document filed by Republic with the Commission after December 31, 2000 and prior to the date hereof, which are all of the Securities Documents that Republic was required to file during such period. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Financial Statements of Republic were prepared in conformity with GAAP applied on a consistent basis (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) and fairly present or will fairly present, as the case may be, the consolidated financial position and results of operations of Republic and the Republic Subsidiaries as of the dates indicated.

(c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by Republic or any Republic Subsidiary to BB&T, taken as a whole, contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.7  Minute Books

The minute books of Republic and each of the Republic Subsidiaries contain or will contain at Closing accurate records of all meetings and other corporate actions of their respective shareholders and Boards of Directors (including committees of the Board of Directors), and the signatures contained therein are the true signatures of the persons whose signatures they purport to be.

3.8  Adverse Change

Since December 31, 2002, (a) Republic and the Republic Subsidiaries have not (i) incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent Republic Financial Statements, or (ii) except as disclosed in Securities Documents filed prior to the date hereof, entered into any transactions with Affiliates, in each of (i) or (ii) other than in the ordinary course of business consistent with past practices or in connection with this Agreement or the transactions contemplated hereby, and (b) there has not been any event or circumstance which has had or is reasonably likely to have a Material Adverse Effect on Republic.

3.9  Absence of Undisclosed Liabilities

All liabilities (including without limitation contingent liabilities and any off-balance-sheet loans, financings, liabilities, obligations or indebtedness) of Republic and the Republic Subsidiaries are disclosed in the most recent Financial Statements of Republic or are normally recurring business obligations incurred in the ordinary course of its business since the date of Republic’s most recent Financial Statements or in connection with this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, neither Republic nor any Republic Subsidiary has any off-balance sheet obligation or liability of any nature, matured or unmatured, fixed or contingent, to any other person, or a financial interest in any other person, the purpose or effect of which is to improperly defer, postpone, reduce or otherwise avoid inclusion on the balance sheet or income statement of any obligation or liability for which Republic or any Republic Subsidiary is or may become liable.

3.10  Properties

(a) Republic and the Republic Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible and intangible, reflected on the consolidated balance sheet included in the Financial Statements of Republic as of December 31, 2002 or acquired after such date, except for (i) liens for current taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business, or (v) matters otherwise reflected on such consolidated balance sheet or any other Financial Statements of Republic included in Securities Documents of Republic filed prior to the date hereof.

(b) All leases and licenses pursuant to which Republic or any Republic Subsidiary, as lessee or licensee, leases or licenses rights to real or personal property are valid and enforceable against Republic or such Subsidiary and, as of the date hereof and to the knowledge of Republic, against the other parties thereto, in accordance with their respective terms.

3.11  Environmental Matters

(a) Republic and the Republic Subsidiaries are and at all times have been in compliance with all Environmental Laws. Neither Republic nor any Republic Subsidiary has received any communication alleging that Republic or the Republic Subsidiary is not in such compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(b) There are no pending Environmental Claims, neither Republic nor any Republic Subsidiary has received notice of any pending Environmental Claims, and there are no conditions or facts existing which might reasonably be expected to result in legal, administrative, arbitral or other proceedings asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Laws upon (i) Republic or any Republic Subsidiary, (ii) any person or entity whose liability for any Environmental Claim Republic or any Republic Subsidiary has or may have retained or assumed, either contractually or by operation of law, (iii) any real or personal property owned or leased by Republic or any Republic Subsidiary, or any real or personal property which Republic or any Republic Subsidiary has or is judged to have managed or supervised or participated in the management of, or (iv) any real or personal property in which Republic or any Republic Subsidiary holds a security interest securing a loan recorded on the books of Republic or any Republic Subsidiary. Neither Republic nor any Republic Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability under any Environmental Laws.

(c) Republic and the Republic Subsidiaries are in compliance with all recommendations contained in any environmental audits, analyses and surveys received by Republic relating to all real and personal property owned or leased by Republic or any Republic Subsidiary and all real and personal property of which Republic or any Republic Subsidiary has or is judged to have managed or supervised or participated in the management of.

(d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim, or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws, against Republic or any Republic Subsidiary or against any person or entity whose liability for any Environmental Claim Republic or any Republic Subsidiary has or may have retained or assumed, either contractually or by operation of law.

3.12  Loans; Allowance for Loan Losses

(a) All of the loans, leases, installment sales contracts and other credit transactions on the books of Republic and the Republic Subsidiaries are valid and properly documented and were made in the ordinary course of business, and the security therefor, if any, is valid and properly perfected. Neither the terms of such loans, leases, installment sales contracts and other credit transactions, nor any of the documentation evidencing such transactions, nor the manner in which such loans, leases, installment sales contracts and other credit transactions have been administered and serviced, nor Republic’s procedures and practices of approving or rejecting applications for such transactions, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including without limitation the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

(b) The allowances for losses respecting loans, leases, installment sales contracts and other credit transactions reflected on the consolidated balance sheets included in the Financial Statements of Republic are adequate as of their respective dates under the requirements of GAAP and applicable regulatory requirements and guidelines.

3.13  Tax Matters

(a) Republic and the Republic Subsidiaries and each of their predecessors have timely filed (or requests for extensions have been timely filed and any such extensions either are pending or have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or have set up a reserve or accrual that is adequate under GAAP for the payment of, all taxes shown as due in respect of the periods covered by such returns. Republic and the Republic Subsidiaries have paid, or set up a reserve or accrual that is adequate under GAAP for payment of, all taxes required to be paid or accrued for the preceding or current fiscal year for which a return is not yet due.

(b) All federal, state and local (and, if applicable, foreign) tax returns filed by Republic and the Republic Subsidiaries are complete and accurate. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against Republic or any Republic Subsidiary which have not been settled or paid. There are currently no agreements in effect with respect to Republic or any Republic Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns is pending.

(c) Deferred taxes of Republic and its Subsidiaries have been provided for in accordance with GAAP consistently applied.

(d) Neither Republic nor any of the Republic Subsidiaries is a party to any tax allocation or sharing agreement (other than such an agreement exclusively between or among Republic and the Republic Subsidiaries) or has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Republic or a Republic subsidiary) or has any liability for taxes of any person (other than Republic and the Republic Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

(e) Each of Republic and the Republic Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(f) Neither Republic nor any of the Republic Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code.

3.14  Employees; Compensation; Benefit Plans

(a) Compensation. Republic has previously made available information relating to the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each executive officer of Republic.

(b) Employee Benefit Plans.

(i) Republic has Disclosed an accurate and complete list of all Plans, as defined below, contributed to, maintained or sponsored by Republic or any Republic Subsidiary, or to which Republic or any Republic Subsidiary is obligated to contribute for the benefit of current or former employees of Republic or any Republic Subsidiary. For purposes of this Agreement, the term “Plan” shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 3.14(b)(i) that is: (A) a profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated (only if such plan has assets or liabilities), (B) an employment agreement, (C) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors or agents, whether or not funded, and whether or not terminated (only if such plan has assets or liabilities), including, without limitation, benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance, or (D) any other employee benefit plan as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated.

(ii) Neither Republic nor any Republic Subsidiary contributes to, has an obligation to contribute to or otherwise has any liability or potential liability with respect to (A) any multiemployer plan as defined in Section 3(37) of ERISA, (B) any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereunder), or (C) any plan which provides health, life insurance, accident or other “welfare-type” benefits to current or future retirees or former employees or directors, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

(iii) None of the Plans obligates Republic or any Republic Subsidiary to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a “change in control,” as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

(iv) Each Plan, and all related trusts, insurance contracts and funds, has been maintained, funded and administered in compliance in all respects with its own terms and in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands with respect to the Plans (other than routine claims for benefits) are pending or threatened, and there are no facts which could give rise to or be expected to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands. No Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any “accumulated funding deficiency” as such term is defined in such Sections of ERISA and the Code, whether or not waived, and each Plan has always satisfied the funding standards required under Title I of ERISA and Section 412 of the Code. No liability to the Pension Benefit Guaranty Corporation (“PBGC”) (except for routine payment of premiums) has been or is reasonably expected to be incurred with respect to any Plan that is subject to Title IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) for which the PBGC has not waived notice has occurred with respect to any such Plan, and the PBGC has not commenced or threatened the termination of any Plan. None of the assets of Republic or any Republic Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, neither Republic nor any Republic Subsidiary has been required to post any security pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code, and there are no facts which could reasonably be expected to give rise to such lien or such posting of security. No event has occurred and no condition exists that would subject Republic or any Republic Subsidiary to any tax under Sections 4971, 4972, 4976, 4977 or 4979 of the Code or to a fine or penalty under Section 502(c) of ERISA.

(v) Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to the qualification under the Code of such Plan and the tax exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax exempt status of such related trust.

(vi) No underfunded “defined benefit plan” (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Closing Date, transferred out of the controlled group of corporations (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which Republic or any Republic Subsidiary is a member or was a member during such five-year period. There does not now exist, nor do any circumstances exist, that would result in, any liability with respect to any employee benefit plan that is maintained, sponsored or contributed to by any entity that is a member of the Republic controlled group of corporations (as defined above) (i) under Title IV of ERISA, (ii) under section 302 of ERISA, (iii) under sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuation coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code, or (v) under any other statute, rule or regulation that would reasonably be expected to be a liability of Republic or a Republic Subsidiary solely as a result of an entity being a member of the Republic controlled group of corporations (as defined above), that would be a liability of Republic or any Republic Subsidiary, other than such liabilities that arise solely out of, or relate solely to, the Plans Disclosed in Section 3.14(b) of the Republic Disclosure Memorandum.

(vii) As of December 31, 2002, the fair market value of the assets of each Plan that is a tax qualified defined benefit plan equaled or exceeded, and as of the Closing Date will equal or exceed, the present value of all vested and nonvested liabilities thereunder determined in accordance with the actuarial methods, factors and assumptions contained in such Plan’s most recent actuarial valuation, which such actuarial methods, factors and assumptions are reasonable as of the date of such actuarial valuation. With respect to each Plan that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA, all required contributions for all periods ending prior to or as of the Closing Date (including periods from the first day of the then-current plan year to the Closing Date and including all quarterly contributions required in accordance with Section 412(m) of the Code) shall have been made. With respect to each other Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No tax qualified Plan has any unfunded liabilities.

(viii) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise tax, penalty or other liability under Section 4975 of the Code or Section 409 or 502(i) of ERISA. Neither Republic nor, to the best knowledge of Republic, any Republic Subsidiary, any trustee, administrator or other fiduciary of any Plan, or any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject Republic or any Republic Subsidiary to any liability for breach of fiduciary duty under ERISA.

(ix) With respect to each Plan, all reports and information required to be filed with any government agency or distributed to Plan participants and their beneficiaries have been duly and timely filed or distributed.

(x) Republic and each Republic Subsidiary has been and is presently in compliance with all of the requirements of Section 4980B of the Code.

(xi) Neither Republic nor any Republic Subsidiary has a liability as of December 31, 2002 under any Plan that, to the extent disclosure is required under GAAP, is not reflected on the consolidated balance sheet included in the Financial Statements of Republic as of December 31, 2002, or any Financial Statements of Republic as of a later date that are contained in Securities Documents of Republic filed prior to the date hereof or otherwise Disclosed.

(xii) Neither the consideration nor implementation of the transactions contemplated under this Agreement will increase (A) Republic’s or any Republic Subsidiary’s obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or (B) the benefits accrued or payable with respect to any participant under the Plans (except to the extent benefits may be deemed increased by accelerated vesting, accelerated allocation of previously unallocated Plan assets or by the conversion of stock options or SARs in accordance with Section 2.9).

(xiii) With respect to each Plan, Republic has Disclosed or made available to BB&T, true, complete and correct copies of (A) all documents pursuant to which the Plans are maintained, funded and administered, including summary plan descriptions, (B) the three most recent annual reports (Form 5500 series) filed with the IRS (with attachments), (C) the three most recent actuarial reports, if any, (D) the three most recent financial statements, if any, (E) all governmental filings for the last three years, including, without limitation, excise tax returns and reportable events filings, and (F) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions) during the past three years.

(xiv) Each of the Plans as applied to Republic and any Republic Subsidiary may be amended or terminated at any time by action of Republic’s Board of Directors, or such Republic’s Subsidiary’s Board of Directors, as the case may be, or a committee of such Board of Directors or duly authorized officer, in each case subject to the terms of the Plan and compliance with applicable laws and regulations (and limited, in the case of multiemployer plans, to termination of the participation of Republic or a Republic Subsidiary thereunder).

3.15  Certain Contracts

(a) Neither Republic nor any Republic Subsidiary is a party to, is bound or affected by, or receives benefits under (i) except for this Agreement, any agreement, arrangement or commitment, written or oral, the default of which has had or would be reasonably likely to have a Material Adverse Effect, whether or not made in the ordinary course of business (other than loans or loan commitments made or certificates or deposits received in the ordinary course of the banking business), outstanding on the date hereof, or any agreement restricting in any material respect its business activities, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument, written or oral, outstanding on the date hereof, relating to the borrowing of money by Republic or any Republic Subsidiary or the guarantee by Republic or any Republic Subsidiary of any such obligation, which cannot be terminated within less than 30 days after the Closing Date by Republic or any Republic Subsidiary (without payment of any penalty or cost, except with respect to Federal Home Loan Bank or Federal Reserve Bank advances), (iii) any agreement, arrangement or commitment, written or oral, relating to the employment of a consultant, independent contractor or agent, or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 30 days after the Closing Date by Republic or any Republic Subsidiary (without payment of any penalty or cost), or that provides benefits which are contingent, or the application of which is altered, upon the occurrence of a transaction involving Republic of the nature contemplated by this Agreement, or (iv) any agreement or plan, written or oral, including any stock option plans, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each agreement, arrangement, commitment, indenture and plan Disclosed pursuant to this Section 3.15(a) is as of the date hereof valid and binding on Republic or its applicable Subsidiary and, to the knowledge of Republic, against the other parties thereto.

(b) Neither Republic nor any Republic Subsidiary is in default under any agreement, commitment, arrangement, lease, insurance policy, or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

3.16  Legal Proceedings; Regulatory Approvals

There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of Republic, threatened against Republic or any Republic Subsidiary or against any asset, interest, Plan or right of Republic or any Republic Subsidiary, or, to the best knowledge of Republic, against any officer, director or employee of any of them in their capacity as such. There are no actions, suits or proceedings instituted, pending or, to the best knowledge of Republic, threatened against any present or former director or officer of Republic or any Republic Subsidiary that would reasonably be expected to give rise to a claim against Republic or any Republic Subsidiary for indemnification. There are no actual or, to the best knowledge of Republic, threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein. To the best knowledge of Republic, no fact or condition relating to Republic or any Republic Subsidiary exists (including, without limitation, noncompliance with the CRA or the USA PATRIOT ACT) that would prevent Republic or BB&T from obtaining all of the federal and state regulatory approvals required to consummate the Merger.

3.17  Compliance with Laws; Filings

Each of Republic and each Republic Subsidiary is in compliance with all statutes and regulations (including, but not limited to, the Securities Laws, the CRA, the TILA and rules and regulations promulgated thereunder, and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations necessary to the conduct of its business as presently conducted, and since December 31, 2000 neither Republic nor any Republic Subsidiary has received notification that has not lapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation, (ii) threatening to revoke any permit, license, registration, or other government authorization, or (iii) restricting or in any way limiting its operations (other than general regulatory restrictions applicable to similarly situated banks and bank holding companies generally). Neither Republic nor any Republic Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and since December 31, 2000 none of them has received any communication requesting that it enter into any of the foregoing. Since December 31, 2000, Republic and each of the Republic Subsidiaries has filed all reports, registrations, notices and statements, and any amendments thereto, that it was required to file with federal and state regulatory authorities, including, without limitation, the Commission, FDIC, Federal Reserve Board and applicable state regulators. Each such report, registration, notice and statement, and each amendment thereto, complied with applicable legal requirements. Republic is in compliance in all material respects with all applicable listing and corporate governance rules and regulations of the NASDAQ.

3.18  Brokers and Finders

Neither Republic nor any Republic Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein or in the Plan of Merger, except for an obligation to the Financial Advisor for investment banking services, the nature and extent of which have been Disclosed, and except for fees to accountants and lawyers.

3.19  Repurchase Agreements; Derivatives

(a) With respect to all agreements currently outstanding pursuant to which Republic or any Republic Subsidiary has purchased securities subject to an agreement to resell, Republic or the Republic Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which Republic or any Republic Subsidiary has sold securities subject to an agreement to repurchase, neither Republic nor the Republic Subsidiary has pledged collateral having a value at the time of entering into such pledge that exceeds the amount of the debt secured thereby. Neither Republic nor any Republic Subsidiary has pledged collateral having a value at the time of entering into such pledge that exceeds the amount required under any interest rate swap or other similar agreement currently outstanding.

(b) Neither Republic nor any Republic Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options and forwards entered into in the ordinary course of its mortgage lending business consistent with past practice and current policy.

3.20  Deposit Accounts

The deposit accounts of the Republic Subsidiaries that are depository institutions are insured by the FDIC to the maximum extent permitted by federal law, and the Republic Subsidiaries have paid all premiums and assessments required to have been paid, and filed all reports required to have been filed, under all rules and regulations applicable to the FDIC.

3.21  Related Party Transactions

Republic has Disclosed all existing transactions, investments and loans, including loan guarantees existing as of the date hereof, to which Republic or any Republic Subsidiary is a party with any director, executive officer or 5% shareholder of Republic or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing. All such transactions, investments and loans are on terms no less favorable to Republic than could be obtained from unrelated parties.

3.22  Certain Information

When the Proxy Statement/Prospectus is mailed, and at the time of the meeting of shareholders of Republic to vote on the Plan of Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein provided by Republic, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.23  Tax and Regulatory Matters

Neither Republic nor any Republic Subsidiary has taken or agreed to take any action or knows of any circumstance which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code or (ii) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

3.24  State Takeover Laws

Republic and each Republic Subsidiary have taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable moratorium, fair price, business combination, control share or other anti-takeover laws, and no such law shall be activated or applied as a result of such transactions. Neither the Articles of Incorporation nor the Bylaws of Republic, nor any other document of Republic or to which Republic is a party, contains a provision that requires more than a majority of the shares of Republic Common Stock entitled to vote, or the vote or approval of any other class of capital stock or voting security, to approve the Merger or any other transactions contemplated in this Agreement.

3.25  Labor Relations

Neither Republic nor any Republic Subsidiary is the subject of any claim or allegation that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is Republic or any Republic Subsidiary party to any collective bargaining agreement. There is no strike or other labor dispute involving Republic or any Republic Subsidiary, pending or threatened, or to the best knowledge of Republic, is there any activity involving any employees of Republic or any Republic Subsidiary seeking to certify a collective bargaining unit or engaging in any other organization activity.

3.26  Fairness Opinion

Republic has received from its Financial Advisor an opinion to the effect that, as of the date of such opinion, the Merger Consideration is fair to the shareholders of Republic from a financial point of view.

3.27  No Right to Dissent

Nothing in the Articles of Incorporation or the Bylaws of Republic or any Republic Subsidiary provides or would provide to any person, including without limitation the holders of Republic Common Stock, upon execution of this Agreement or the Plan of Merger and consummation of the transactions contemplated hereby and thereby, rights of dissent and appraisal of any kind.

3.28  Shares and Rights

Between December 31, 2002 and the date hereof, Republic has not: (1) issued, granted or authorized any Rights or effected any recapitalization, reclassification, stock dividend, stock split or like change in capitalization; or (2) issued any shares of its capital stock (including treasury shares), except pursuant to the Stock Option Plans with respect to Stock Options outstanding on December 31, 2002.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BB&T

BB&T represents and warrants to Republic as follows (the representations and warranties herein of BB&T are made subject to the applicable standard set forth in Section 6.2(a), and no such representation or warranty shall be deemed to be inaccurate unless it is inaccurate to the extent that Republic would be entitled to refuse to consummate the Merger pursuant to Section 7.1(b)(ii) on account of such inaccuracy):

4.1  Capital Structure of BB&T

The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 1,000,000,000 shares of BB&T Common Stock of which 548,886,598 shares were issued and outstanding as of September 30, 2003. All outstanding shares of BB&T Common Stock, and all shares thereof to be issued as Merger

Consideration, have been duly authorized and are or shall be (when issued) validly issued, fully paid and nonassessable. The shares of BB&T Common Stock reserved as provided in Section 5.3 are free of any Rights and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of BB&T Common Stock do not have preemptive rights.

4.2  Organization, Standing and Authority of BB&T

BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification. BB&T is registered as a financial holding company under the Bank Holding Company Act.

4.3  Authorized and Effective Agreement

(a) BB&T has all requisite corporate power and authority to enter into and (subject to receipt of all necessary government approvals) perform all of its obligations under this Agreement. The execution and delivery of this Agreement and the Articles of Merger and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BB&T. This Agreement and the Plan of Merger attached hereto constitute legal, valid and binding obligations of BB&T, and each is enforceable against BB&T in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors; and (ii) general principles of equity.

(b) Neither the execution and delivery of this Agreement or the Articles of Merger, nor consummation of the transactions contemplated hereby or thereby, nor compliance by BB&T with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of BB&T or any BB&T Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of BB&T or any BB&T Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BB&T or any BB&T Subsidiary.

(c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by BB&T of the Merger and the other transactions contemplated in this Agreement.

4.4  Organization, Standing and Authority of BB&T Subsidiaries

Each of the BB&T Subsidiaries is duly organized, validly existing and in good standing under applicable laws. BB&T owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the BB&T Subsidiaries. Each of the BB&T Subsidiaries (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.5  Securities Documents; Financial Statements

(a) BB&T has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 2000. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Financial Statements of BB&T fairly present or will fairly present, as the case may be, the consolidated financial position of BB&T and its Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders’ equity and statements of cash flows for the periods then ended (subject in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

4.6  Certain Information

When the Proxy Statement/Prospectus is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of Republic to vote on the Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to BB&T, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.7  Tax and Regulatory Matters

Neither BB&T nor any BB&T Subsidiary has taken or agreed to take any action, or knows of any circumstance, which would or could reasonably be expected to (i) cause the Merger not to constitute a reorganization under Section 368 of the Code, or (ii) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

4.8  Share Ownership

As of the date of this Agreement, BB&T does not own (except in a fiduciary capacity) any shares of Republic Common Stock.

4.9  Legal Proceedings; Regulatory Approvals

There are no actual or, to the best knowledge of BB&T, threatened actions, suits or proceedings instituted, which present a claim to restrain or prohibit the transactions contemplated herein. To the best knowledge of BB&T, no fact or condition relating to BB&T or any BB&T Subsidiary exists (including, without limitation, noncompliance with the CRA or the USA PATRIOT ACT) that would prevent BB&T or Republic from obtaining all of the federal and state regulatory approvals contemplated herein.

4.10  Adverse Change

Since December 31, 2002, (a) BB&T and the BB&T Subsidiaries have not incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent BB&T Financial Statements or not required to be disclosed under GAAP or disclosed in Securities Documents, other than in the ordinary course of business consistent with past practices or in connection with this Agreement or the transactions contemplated hereby; and (b) there has not been any event or circumstance which has had or is reasonably likely to have a Material Adverse Effect on BB&T.

4.11  Compliance with Laws; Filings

Each of BB&T and each BB&T Subsidiary is in compliance with all statutes and regulations (including, but not limited to, the CRA, the TILA and regulations promulgated thereunder, and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations necessary to the conduct of its business as presently conducted, and since December 31, 2000 neither BB&T nor any BB&T Subsidiary has received notification that has not lapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation, (ii) threatening to revoke any permit, license, registration, or other government authorization, or (iii) restricting or in any way limiting its operations (other than general regulatory restrictions applicable to similarly situated banks and bank holding companies). Neither BB&T nor any BB&T Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and since December 31, 2000 none of them has received any communication requesting that it enter into any of the foregoing. Since December 31, 2002, BB&T and each of the BB&T Subsidiaries has filed all reports, registrations, notices and statements, and any amendments thereto, that it was required to file with federal and state regulatory authorities, including, without limitation, the Commission, FDIC, Federal Reserve Board and applicable state regulators. Each such report, registration, notice and statement, and each amendment thereto, complied with applicable legal requirements.

4.12  Financial Capability

BB&T has available funds sufficient to pay the aggregate cash portion of the Merger Consideration and all fees and expenses related hereto payable by it and to otherwise consummate the transactions and fulfill its other obligations contemplated hereby.

ARTICLE V

COVENANTS

5.1  Shareholder Meetings

Republic shall submit this Agreement and the Plan of Merger to its shareholders for approval at a meeting to be held as soon as reasonably practicable following the effectiveness of the Registration Statement. By approving this Agreement and authorizing its execution, the Board of Directors of Republic agrees that it shall, at the time the Proxy Statement/Prospectus is mailed to the shareholders of Republic, recommend that Republic’s shareholders vote for such approval; provided that, if a Superior Offer shall be made and the Board of Directors of Republic, after consultation with (and based on the advice of) counsel, determines in good faith that, continuing to recommend this Agreement and the Plan of Merger would more likely than not result in violation of its fiduciary duties under applicable law then the Board of Directors of Republic may submit this Agreement and the Plan of Merger to Republic’s shareholders without recommendation (although the resolutions adopting this Agreement and the Plan of Merger as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Republic shall communicate the basis for its lack of a recommendation to the Republic shareholders to the extent required by law; provided that the Board of Directors of Republic may not take any actions under this sentence until after giving BB&T at least five Business Days to respond to such Superior Offer (and after giving BB&T notice of the identity of the offeror and the latest material terms and conditions of the Superior Offer) and if BB&T shall propose any amendment or modification of this Agreement, until after determining that the Superior Offer continues to constitute a Superior Offer. At the time of execution of this Agreement, each member of the Board of Directors of Republic has executed an agreement with BB&T obligating the director to vote all shares over which such director has voting control in favor the Plan of Merger and to not transfer prior to the Effective Time any such shares over which such director has voting control.

5.2  Registration Statement; Proxy Statement/Prospectus

As promptly as practicable after the date hereof, BB&T shall prepare and file the Registration Statement with the Commission. Republic will furnish to BB&T the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed, and Republic shall have the right to review and consult with BB&T on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. Such Registration Statement, at the time it becomes effective and on the Effective Time, shall in all material respects conform to the requirements of the Securities Act and the applicable rules and regulations of the Commission. The Registration Statement shall include the form of Proxy Statement/Prospectus. BB&T and

Republic shall use all reasonable efforts to cause the Proxy Statement/Prospectus to be approved by the Commission for mailing to the Republic shareholders, and such Proxy Statement/Prospectus shall, on the date of mailing, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations of the Commission thereunder. Republic shall cause the Proxy Statement/Prospectus to be mailed to its respective shareholders in accordance with all applicable notice requirements under the Securities Laws, the FBCA, and the rules and regulations of NASDAQ.

5.3  Plan of Merger; Reservation of Shares

At the Effective Time, the Merger shall be effected in accordance with the Plan of Merger. In connection therewith, BB&T acknowledges that it (i) has adopted the Plan of Merger and (ii) will pay or cause to be paid when due the Merger Consideration. BB&T has reserved for issuance such number of shares of BB&T Common Stock as shall be necessary to pay the Merger Consideration and agrees not to take any action that would cause the aggregate number of authorized shares of BB&T Common Stock available for issuance hereunder not to be sufficient to effect the Merger. If at any time the aggregate number of shares of BB&T Common Stock reserved for issuance hereunder is not sufficient to effect the Merger, BB&T shall take all appropriate action as may be required to increase the number of shares of BB&T Common Stock reserved for such purpose.

5.4  Additional Acts

(a) Republic agrees to take such actions requested by BB&T as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is BB&T or a wholly owned BB&T Subsidiary) the transactions contemplated hereby, provided that such modifications do not change the Merger Consideration (including the tax treatment thereof) or abrogate the covenants and other agreements contained in this Agreement, including, without limitation, the covenant not to take any action that would substantially delay completion of, or substantially impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

(b) As promptly as practicable after the date hereof, BB&T and Republic shall submit all notices and/or applications for prior approval of the transactions contemplated herein to the Federal Reserve Board and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. In addition, BB&T and Republic shall each promptly furnish all information as may be required by any federal, state or local government agency, department or body properly asserting jurisdiction in order that the requisite approvals for the transactions contemplated hereby may be obtained or to request any applicable waiting periods to expire as promptly as practicable. Republic and BB&T shall, as soon as practicable, take all other action required to obtain as promptly as practicable all necessary permits, consents, approvals, authorizations and agreements of, and to give all notices and reports and make all other filings with, the Federal Reserve Board and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby, and BB&T and Republic shall cooperate with each other with respect thereto. BB&T and Republic shall promptly provide to each other copies of all applications, documents, correspondence or oral (to the extent material) or written comments that each of them or any of their Subsidiaries files with, sends to or receives from the Federal Reserve Board and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby, or the staff or supervisory agents of any of them, relating to this Agreement and the transactions contemplated hereby, including any applications filed for the purpose of obtaining any necessary regulatory consents, approvals or waivers. Republic and BB&T each represents and warrants to the other that all information included (or submitted for inclusion) concerning it, its respective Subsidiaries, and any of its respective directors, officers and shareholders, shall be true, correct and complete in all material respects as of the date presented.

5.5  Best Efforts

Each of BB&T and Republic shall use, and shall cause each of their respective Subsidiaries to use, its best efforts in good faith to (i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections 5.2 and 5.4 or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article VI, including, without limitation, executing and delivering, or causing to be executed and delivered, such representations, certificates and other instruments or documents as may be reasonably requested by BB&T’s or Republic’s legal counsel for such counsel to issue the opinion contemplated by Section 6.1(e), and to consummate the transactions herein contemplated at the earliest possible date. Neither BB&T nor Republic shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

5.6  Certain Accounting Matters

Republic shall cooperate reasonably with BB&T concerning accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account BB&T’s policies, practices and procedures), including, without limitation, issues arising in connection with conforming record keeping, loan classification, valuation adjustments and other accounting practices, and conforming Republic’s lending, investment or asset/liability management policies; provided, that any action taken pursuant to this Section 5.6 shall not be deemed to constitute or result in the breach of any representation, warranty, covenant or agreement of Republic contained in this Agreement.

5.7  Access to Information

Republic and BB&T will each use reasonable best efforts to keep the other advised of all material developments relevant to its business and the businesses of its Subsidiaries, and to consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, Republic shall afford to representatives of BB&T reasonable access, during normal business hours during the period prior to the Effective Time, to all of the properties, books, contracts, commitments and records of Republic and the Republic Subsidiaries and, during such period, shall make available all information concerning their businesses as may be reasonably requested. No investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement pursuant to Section 7.1. Notwithstanding anything herein to the contrary, and except as reasonably necessary to comply with applicable securities laws, any party to this Agreement (and any employee, representative or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions and other tax analyses) that are or have been provided to it relating to such tax treatment or tax structure, provided, however, that this sentence shall not permit any disclosure that otherwise is prohibited by this Agreement until the earlier of (a) the date of public announcement of discussions relating to the Merger, (b) the date of public announcement of the Merger and (c) the date of execution of this Agreement. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

5.8  Press Releases

BB&T and Republic shall agree with each other as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to and, if practicable, consultation with, the other party, from making any disclosure which in the opinion of its counsel is required by law.

5.9  Forbearances of Republic

Except with the prior written consent of BB&T or as Disclosed in Section 5.9 of the Republic Disclosure Memorandum, between the date hereof and the Effective Time, Republic shall not, and shall cause each of the Republic Subsidiaries not to:

(a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any new Subsidiary or engage in any new type of activity or expand any existing activities;

(b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than a dividend on shares of Republic Common Stock payable after the fiscal year ending December 31, 2003 in an amount up to $.30 per share;

(c) issue any shares of its capital stock (including treasury shares), except pursuant to the Stock Option Plans with respect to the Stock Options outstanding on the date hereof (or that become outstanding after the date hereof other than in violation of this Agreement);

(d) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

(e) amend its Articles of Incorporation or Bylaws;

(f) impose or permit imposition, of any lien, charge or encumbrance on any share of stock held by it in any Republic Subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

(g) merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any material assets or acquire any material assets other than in the ordinary course of its business consistent with past practices;

(h) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

(i) increase the rate of compensation of any of its directors, officers or employees (excluding increases in compensation resulting from the exercise of (i) Stock Options, or (ii) the distribution of shares or amounts in connection with other equity based awards, in the case of (i) or (ii) that are outstanding on the date hereof or that become outstanding after the date hereof other than in violation of this Agreement), or pay or agree to pay any bonus to, or provide any new employee benefit or incentive to, any of its directors, officers or employees, except for annual bonuses in respect of 2003 in the ordinary course of business consistent with past practice, increases or payments made in the ordinary course of business consistent with past practice for annual or merit-based increases in base salary to employees, including executive officers, or pursuant to plans or arrangements in effect on the date hereof;

(j) enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, however, that this subparagraph shall not prevent renewal of any of the foregoing consistent with past practice;

(k) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of or a substantial equity interest in, or any recapitalization, liquidation or dissolution involving or a business combination or other similar transaction with, Republic or any Republic Subsidiary other than as contemplated by this Agreement; or authorize any officer, director, agent or affiliate of

Republic or any Republic Subsidiary to do any of the above; or fail to notify BB&T within forty-eight hours of any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this Section 5.9(k) shall not apply to furnishing information to or participating in negotiations or discussions with any Person that has made, or that the Republic Board of Directors determines in good faith is reasonably likely to make, a Superior Offer, if the Republic Board of Directors determines in good faith, after consultation with outside legal counsel, that it should take such actions in light of its fiduciary duty to Republic’s shareholders;

(l) enter into (i) any material agreement, arrangement or commitment not made in the ordinary course of business, (ii) any material agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Republic or a Republic Subsidiary or guarantee by Republic or a Republic Subsidiary of any obligation, (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the election of directors by shareholders or the reappointment of officers in the normal course) except with respect to the termination of an employee other than an executive officer in the ordinary course of business consistent with past practice, or (iv) any contract, agreement or understanding with a labor union, or (v) any agreement, arrangement or commitment which, if outstanding on the date hereof, would violate Section 3.15;

(m) change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation, or directives, and except that after approval of the Agreement and the Plan of Merger by its shareholders and after receipt of the requisite regulatory approvals for the transactions contemplated by this Agreement and the Plan of Merger, Republic shall cooperate in good faith with BB&T as provided in Section 5.6;

(n) change its methods of accounting in effect at December 31, 2002 except as required by changes in GAAP or regulatory accounting principles as reasonably concurred in by BB&T, which concurrence shall not be unreasonably withheld, or change in any material respect its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 2002, except as required by changes in law or regulation;

(o) incur any commitments for capital expenditures or obligation to make capital expenditures in excess of $50,000, for any one expenditure, or $250,000, in the aggregate;

(p) incur any indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or Federal Reserve Bank and reverse repurchase arrangements in the ordinary course of business;

(q) take any action which would or could reasonably be expected to (i) result in any inaccuracy of a representation or warranty herein which would allow for a termination of this Agreement pursuant to 7.1(b)(ii), or (ii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

(r) dispose of any material assets other than in the ordinary course of business; or

(s) agree to do any of the foregoing.

5.10  Employment Agreements

Concurrently with the execution hereof, Branch Banking and Trust Company, a North Carolina banking corporation and a wholly owned Subsidiary of BB&T (“Branch Bank”) and William R. Klich have entered into an Employment Agreement in the form set forth in Annex B hereto, which Agreement shall be effective only upon the Closing. Branch Bank shall offer to enter into an Employment Agreement with J. Kenneth Coppedge substantially in the form set forth in Annex C hereto, which Agreement shall be effective only upon the Closing. As of the Effective Time, Branch Bank (or another BB&T Affiliate) shall offer to enter into an Employment Agreement with the eleven persons designated on Schedule 5.10 substantially in the form of Annex D hereto.

5.11  Affiliates

Republic shall use its best efforts to cause all persons who are Affiliates of Republic to deliver to BB&T promptly following execution of this Agreement a written agreement in the form attached as Exhibit 5.11 providing that such person will not dispose of BB&T Common Stock received in the Merger, except in compliance with the Securities Act and the rules and regulations promulgated thereunder, and in any event shall use its best efforts to cause such affiliates to deliver to BB&T such written agreement prior to the Closing Date.

5.12  Section 401(k) Plan; Other Employee Benefits

(a) Effective on the Benefit Plan Determination Date with respect to the 401(k) plan of Republic (the “Republic 401(k) Plan”), BB&T shall cause such plan to be merged with the 401(k) plan maintained by BB&T and the BB&T Subsidiaries or to be frozen, in each case as determined by BB&T and subject to the receipt of all applicable regulatory or governmental approvals. Each employee of Republic or any Republic Subsidiary at the Effective Time (i) who is a participant in the Republic 401(k) Plan, (ii) who becomes an employee immediately following the Effective Time of BB&T or of any subsidiary of BB&T (collectively with BB&T an “Employer Entity”), and (iii) who continues in the employment of an Employer Entity until the Benefit Plan Determination Date for the Republic 401(k) Plan, shall be eligible to participate in BB&T’s 401(k) plan as of the Benefit Plan Determination Date. Until the Benefit Plan Determination Date, BB&T shall continue in effect for the benefit of participating employees (including those Transferred Employees who become eligible to participate in the Republic 401(k) Plan after the Effective Time but prior to the Benefit Plan Determination Date) the Republic 401(k) Plan and any related supplemental or excess benefit defined contribution plans, without amendment except as may be required by applicable law. Any employee of Republic or any Republic Subsidiary, who is not a participant in the Republic 401(k) Plan as of the Benefit Plan Determination Date, shall be eligible to be a participant in the BB&T 401(k) plan upon complying with the eligibility requirements after taking into account the service crediting provisions set forth below. All rights to participate in BB&T’s 401(k) plan are subject to BB&T’s right to amend or terminate the plan. For purposes of administering BB&T’s 401(k) plan and any related supplemental or excess benefit plan of BB&T, service with Republic and the Republic Subsidiaries (or any predecessor entities to the extent such service was recognized by Republic) shall be deemed to be service with BB&T or any other Employer Entity for purposes of participation, vesting and benefit accruals. Each employee of Republic or a Republic Subsidiary at the Effective Time who becomes an employee immediately following the Effective Time of an Employer Entity is referred to herein as a “Transferred Employee.”

(b) Each Transferred Employee shall be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to similarly situated employees of the Employer Entity, subject to the terms of such plans and programs, as of the Benefit Plan Determination Date for each such plan or program, conditional upon the Transferred Employee’s being employed by an Employer Entity as of such Benefit Plan Determination Date and subject to complying with the eligibility requirements of the respective plans and programs after taking into account the service crediting and other provisions set forth below. Following the Effective Time, BB&T shall or shall cause the applicable Employer Entity to continue each welfare benefit plan or program of Republic or the Republic Subsidiaries in effect for the benefit of the Transferred Employees without amendment except as may be required by applicable law, so long as the Transferred Employees remain eligible to participate and until they shall become eligible to become participants in the corresponding plan or program maintained by the Employer Entity (and, with respect to any such plan or program, subject to complying with the eligibility requirements after taking into account the service crediting and other provisions set forth below and subject to the right of the Employer Entity to terminate such plan or program). Retirees of Republic or a Republic Subsidiary and Transferred Employees, who are either participants in or eligible to participate in the Republic retiree medical benefits plan, shall automatically become participants in or eligible to participate in (as applicable to each such individual) the BB&T retiree medical benefits plan as of the retiree medical Benefit Plan Determination Date, and BB&T shall continue the Republic retiree medical benefits plan in effect without amendment except as may be required by applicable law until such Benefit Plan Determination Date. For purposes of administering the welfare plans and programs subject to this Section 5.12(b), service with Republic or any Republic Subsidiary (or any predecessor entities to the extent such service was recognized by Republic)

shall be deemed to be service with BB&T or another Employer Entity for the purpose of determining eligibility to participate, vesting (if applicable), benefit accruals (solely for purposes of vacation and seniority entitlements), commencement of benefits and benefit subsidies (including without limitation for retiree medical benefit subsidies) in such welfare plans and programs. From and after the Effective Time (or the Benefit Plan Determination Date, as applicable), BB&T shall or shall cause another Employer Entity to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of an Employer Entity to be waived with respect to the Transferred Employees and the retirees of Republic and the Republic Subsidiaries who are participants in or eligible to participate in the Republic retiree medical benefits plan and (ii) give each Transferred Employee and the retirees of Republic and the Republic Subsidiaries who are participants in or eligible to participate in the Republic retiree medical benefits plan (when retired) credit for the plan year in which the Effective Time (or the Benefit Plan Determination Date, as applicable) occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the Benefit Plan Determination Date, as applicable). The provisions of this Section 5.12(b) shall apply equally to the eligible dependents of a Transferred Employee and of a retiree of Republic and the Republic Subsidiaries.

(c) Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed hereunder or otherwise by BB&T, neither BB&T nor any Employer Entity shall have any obligation arising from the Merger to continue any Transferred Employees in its employ or in any specific job or to provide to any Transferred Employee any specified level of compensation or any incentive payments, benefits or perquisites. Each Transferred Employee who is terminated by an Employer Entity subsequent to the Effective Time, excluding any employee who has a then existing contract providing for severance in lieu of severance plan benefits, shall be entitled to severance pay in accordance with the general severance policy of BB&T as then in effect, if and to the extent that such Transferred Employee is entitled to severance pay and benefits under the applicable policy. Each Transferred Employee’s severance pay and benefits, if any, under the severance policy, shall be determined based on aggregate service of a Transferred Employee with Republic and the Republic Subsidiaries (or any predecessor entities to the extent such service was recognized by Republic) prior to the Effective Time and with BB&T or another Employer Entity on and after the Effective Time, with all service with Republic and the Republic Subsidiaries (or any predecessor entities to the extent such service was recognized by Republic) being deemed to be service with BB&T or another Employer Entity.

(d) With respect to the defined benefit pension plan of Republic (the “Republic Pension Plan”), BB&T shall cause such plan to be merged with the defined benefit pension plan maintained by BB&T and the BB&T Subsidiaries (the “BB&T Pension Plan”), subject to and conditional upon the receipt of all applicable regulatory or governmental approvals. Each Transferred Employee, who is a participant in the Republic Pension Plan at the Effective Time and who continues in the employment of an Employer Entity until the Benefit Plan Determination Date with respect to the Republic Pension Plan, shall be eligible to participate in the BB&T Pension Plan as of the Benefit Plan Determination Date. Until the Benefit Plan Determination Date, BB&T shall continue in effect for the benefit of participating employees (including those Transferred Employees who become eligible to participate in the Republic Pension Plan after the Effective Time but prior to the Benefit Plan Determination Date) the Republic Pension Plan and any related supplemental or excess defined benefit plans, without amendment except as required by applicable law. Any employee of Republic or a Republic Subsidiary who is not a participant in the Republic Pension Plan as of the Benefit Plan Determination Date shall be eligible to participate in the BB&T Pension Plan upon complying with the eligibility requirements after taking into account the service crediting provisions set forth below. All rights to participate in the BB&T Pension Plan are subject to BB&T’s right to amend or terminate the plan. As of the close of business on the date immediately preceding the Benefit Plan Determination Date, BB&T shall determine the accrued benefit under the Republic Pension Plan with respect to participants continuing in the service of an Employer Entity. Such accrued benefit shall be determined by taking into account service and compensation following the Effective Time and preceding the Benefit Plan Determination Date, and the accrued benefit as so determined shall be the accrued benefit under the BB&T Pension Plan for service prior to the Benefit Plan Determination Date (and shall be added to the benefit accrued under the BB&T Pension Plan for service and compensation beginning with the Benefit Plan Determination Date). For purposes of administering the BB&T Pension Plan, service with Republic and the

Republic Subsidiaries (and any predecessor entities to the extent such service was recognized by Republic) shall be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual.

(e) BB&T agrees to honor all employment agreements, severance agreements, supplemental retirement and deferred compensation agreements and plans that Republic and the Republic Subsidiaries have with or in place with respect to their current and former employees and directors and which have been Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Closing Date, to the extent permitted by and in accordance with their terms. Except for the agreements described in the preceding sentence and except as otherwise provided in this Section 5.12, following the Effective Time, (i) the Transferred Employees shall be eligible to participate in such other employee benefit and compensation plans as are provided to similarly situated employees of BB&T and its Subsidiaries and subject to complying with applicable eligibility requirements, (ii) for purposes of administering such other plans, service with Republic or any Republic Subsidiary (or any predecessor entities to the extent such service was recognized by Republic) shall be deemed to be service with BB&T or another Employer Entity for the purpose of determining eligibility to participate and vesting (if applicable), and (iii) the employee benefit plans of Republic may, in the sole discretion of BB&T, be frozen or merged into comparable plans of BB&T, or terminated in the case of non-qualified retirement plans, effective as of such time as BB&T shall determine in its sole discretion, to the extent permitted by and in accordance with their terms.

5.13  Directors’ and Officers’ Protection

BB&T or a BB&T Subsidiary shall provide and keep in force for a period of three years after the Effective Time directors’ and officers’ liability insurance providing coverage to directors and officers of Republic for acts or omissions or alleged acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in Republic’s policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 175% of the annual premium payments on Republic’s policy in effect as of the date hereof (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, BB&T further agrees to indemnify from and after the Effective Time all individuals who are or have been officers, directors or employees of Republic or any Republic Subsidiary prior to the Effective Time with respect to any acts or omissions or alleged acts or omissions in such capacities prior to the Effective Time, to the fullest extent permitted by law.

5.14  Forbearances of BB&T

Except with the prior written consent of Republic, between the date hereof and the Effective Time, neither BB&T nor any BB&T Subsidiary shall take any action which would or might reasonably be expected to (i) result in any inaccuracy of a representation or warranty herein that would allow for termination of this Agreement; (ii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; (iii) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business; (iv) amend its Articles of Incorporation or bylaws in a manner that would adversely affect the economic benefits of the Merger to the holders of Republic Common Stock; (v) enter into any agreement to acquire all or substantially all of the capital stock or assets of any other person or business unless such transaction would not substantially delay completion of, or substantially impair the prospects of completing, the Merger pursuant to this Agreement and the Plan of Merger; (vi) agree to do any of the foregoing.

5.15  Reports

Each of Republic and BB&T shall file (and shall cause the Republic Subsidiaries and the BB&T Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over such party, and shall deliver to BB&T or Republic, as the case may be, copies of all such reports promptly after the same are filed.

5.16  Exchange Listing

BB&T shall use its reasonable best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of BB&T Common Stock to be issued to the holders of Republic Common Stock pursuant to the Merger, and BB&T shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

5.17  Advisory Board

As of the Effective Time, BB&T shall offer to each of the members of the Board of Directors of Republic (other than William R. Hough) a seat on a BB&T Advisory Board (which Advisory Board may be existing or newly established) serving a BB&T Florida region determined by BB&T. For two years following the Effective Time, the Advisory Board members appointed pursuant to this Section 5.17 who are not employees of BB&T or a BB&T Affiliate or under contract with BB&T or any BB&T Affiliate, and who continue to serve shall receive, as compensation for service on the Advisory Board, Advisory Board member’s fees (annual retainer and attendance fees) equal in amount each year (prorated for any partial year) to the annual retainer and schedule of attendance fees for directors of Republic in effect on the date of this Agreement. Following such two-year period, Advisory Board Members who are entitled to receive Advisory Board Member fees, if they continue to serve in such capacity, shall receive fees in accordance with BB&T’s standard schedule of fees for service thereon as in effect from time to time. For two years after the Effective Time, no such Advisory Board member shall be prohibited from serving thereon because he or she shall have attained the maximum age for service thereon (currently age 70). Membership of any person on any Advisory Board shall be conditional upon execution of an agreement providing that such person will not engage in activities competitive with BB&T for two years following the Effective Time or, if longer, the period that he or she is a member of the Advisory Board.

5.18  Board of Directors of Branch Banking and Trust Company

As of the Effective Time, Branch Bank shall elect William R. Hough and another individual to be selected on or before the Effective Time by mutual agreement of the Chairman of the Republic Board of Directors and the Chief Executive Officer of BB&T, to Branch Bank’s Board of Directors, to serve until its next annual meeting (subject to the right of removal for cause) and thereafter so long as he or she is elected and qualifies. For three years after the Effective Time, William R. Hough shall not be prohibited from serving on such Board because he shall have attained the maximum age for service thereon (currently age 70). Any member of such Board of Directors who is not an employee of BB&T or a BB&T Affiliate or under contract with BB&T or a BB&T Affiliate shall be entitled to receive fees for service on the Board in accordance with BB&T’s policies as in effect from time to time. Membership of any person on any such Board shall be conditional upon execution of an agreement providing that such person will not engage in activities competitive with BB&T for two years following the Effective Time or, if longer, the period that he or she is a member of such Board.

5.19  Tax Treatment

From the date hereof through the Effective Time, BB&T shall, and shall cause its Affiliates to, and Republic shall, and shall cause its Subsidiaries to, each use their reasonable best efforts to take such action as may be necessary to cause the Merger to qualify as, and to refrain from taking any action which could reasonably be expected to prevent the Merger from qualifying as, as the case may be, a reorganization under the provisions of Section 368(a) of the Code.

ARTICLE VI

CONDITIONS PRECEDENT

6.1  Conditions Precedent—BB&T and Republic

The respective obligations of BB&T and Republic to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

(a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and consummation of the transactions contemplated hereby and thereby, shall have been duly and validly taken, including, without limitation, the approval of the shareholders of Republic of the Agreement and the Plan of Merger;

(b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, no proceedings shall be pending or to the knowledge of BB&T threatened by the Commission to suspend the effectiveness of such Registration Statement and the BB&T Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws;

(c) The parties shall have made all regulatory filings, and received all regulatory approvals required in connection with the transactions contemplated by this Agreement and the Plan of Merger, all notice periods and waiting periods with respect to such filings and approvals shall have passed and all such approvals shall be in effect (a “Requisite Regulatory Approval”);

(d) None of BB&T, any of the BB&T Subsidiaries, Republic or any of the Republic Subsidiaries shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement;

(e) Each of Republic and BB&T shall have received an opinion of its respective legal counsel, in form and substance satisfactory to Republic and BB&T, on the basis of facts, representations and assumptions set forth in such opinions substantially to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of Republic will not recognize any gain or loss, except (i) to the extent of any cash received by such shareholders in exchange for shares of Republic Common Stock and (ii) with respect to cash received in lieu of fractional shares of BB&T Common Stock. In rendering the opinions described in the preceding sentence, such counsel may require and rely upon representations contained in certificates of the officers of Republic and BB&T; and

(f) The shares of BB&T Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

6.2  Conditions Precedent—Republic

The obligations of Republic to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by Republic pursuant to Section 7.4:

(a) All representations and warranties of BB&T shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by Republic. The representations and warranties of BB&T set forth in Sections 4.1, 4.2 (except as relates to qualification), 4.3(a), 4.3(b)(i) and 4.4 (except as relates to qualification) shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of BB&T set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on BB&T.

(b) BB&T shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

(c) BB&T shall have delivered to Republic a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.2(a) and 6.2(b), to the extent applicable to BB&T, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer’s knowledge, threatened against BB&T or any BB&T Subsidiary or against any asset, interest, employee benefit plan, program or trust or right of BB&T or any BB&T Subsidiary, or, to the best knowledge of BB&T, against any officer, director or employee of any of them in their capacity as such, that is reasonably likely to have a Material Adverse Effect on BB&T.

6.3  Conditions Precedent—BB&T

The obligations of BB&T to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by BB&T pursuant to Section 7.4:

(a) All representations and warranties of Republic shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by BB&T. The representations and warranties of Republic set forth in Sections 3.1, 3.2 (except as it relates to qualification), 3.3, 3.4 (except the last sentence thereof), 3.5(a), 3.5(b)(i), 3.23 and 3.24 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Republic set forth in this Agreement such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a Material Adverse Effect on Republic (evaluated without regard to the Merger).

(b) No regulatory approval required to complete the Merger shall have imposed any condition or requirement which would have a Material Adverse Effect on the ability of BB&T to conduct the business operations of Republic or of BB&T following the Effective Time in substantially the same manner as conducted prior to the Effective Time.

(c) Republic shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

(d) Republic shall have delivered to BB&T a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(c), 6.1(d), 6.3(a) and 6.3(c), to the extent applicable to Republic, have been satisfied and that there are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best of such officer’s knowledge, threatened against Republic or any Republic Subsidiary or against any asset, interest, Plan or right of Republic or any Republic Subsidiary, or, to the best knowledge of Republic, against any officer, director or employee of any of them in their capacity as such, that is reasonably likely to have a Material Adverse Effect on Republic (evaluated without regard to the Merger).

(e) BB&T shall have received the written agreements from Affiliates as specified in Section 5.11 to the extent necessary, in the reasonable judgment of BB&T, to promote compliance with Rule 145 promulgated by the Commission.

(f) The Noncompetition Agreement executed by William R. Hough and delivered to BB&T contemporaneously with this Agreement shall be in full force and effect.

ARTICLE VII

TERMINATION, DEFAULT, WAIVER AND AMENDMENT

7.1  Termination

This Agreement may be terminated:

(a) At any time prior to the Effective Time, by the mutual consent in writing of the parties hereto.

(b) At any time prior to the Effective Time, by either party (i) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which breach or inaccuracy would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 6.2(a) or (b) in the case of Republic and Section 6.3(a) or (c) in the case of BB&T; and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of thirty days following written notice of such breach to the party committing such breach or the date set forth in paragraph (f) below whichever is earlier.

(c) At any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of such party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled prior to the Closing Date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

(d) At any time, by either party hereto in writing, if any Requisite Regulatory Approval has been denied, and the time period for appeals and requests for reconsideration has run.

(e) At any time, by either party hereto in writing, if the shareholders of Republic do not approve the Agreement and the Plan of Merger at the meeting of such shareholders to be held pursuant to Section 5.1.

(f) At any time following July 31, 2004, by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

(g) At any time prior to the Effective Time, by BB&T in writing, if the Board of Directors of Republic shall have withdrawn its recommendation or refused to recommend to the shareholders of Republic that they vote to approve the Plan of Merger in compliance with Section 5.1, or shall have recommended to the shareholders of Republic approval of an agreement, plan or transaction arising out of or implementing any Republic Acquisition Proposal. As used herein, “Republic Acquisition Proposal” means any proposal or offer to acquire or purchase all or a substantial portion of the assets of or a substantial equity interest in, or to effect any recapitalization, liquidation or dissolution involving or a business combination or other similar transaction with, Republic or any Republic Subsidiary (including, without limitation, a bona fide tender offer or exchange offer to purchase Republic Common Stock) other than with BB&T or a BB&T Subsidiary.

7.2  Effect of Termination

In the event this Agreement and the Plan of Merger is terminated pursuant to Section 7.1, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality, the Termination Fee and expenses set forth in Sections 5.7, 7.6 and 8.1, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) shall not relieve the breaching party from liability for a breach of the covenant, agreement, representation or warranty giving rise to such termination.

7.3  Survival of Representations, Warranties and Covenants

All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to be performed after the Effective Time (including Sections 5.13, 5.17 and 5.18); provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive BB&T or Republic (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either BB&T or Republic, the aforesaid representations, warranties and covenants being material inducements to consummation by BB&T and Republic of the transactions contemplated herein.

7.4  Waiver

Except with respect to any required regulatory approval, each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the Republic shareholders) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or (iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to this Section 7.4, executed after approval by the Republic shareholders of this Agreement and the Plan of Merger, shall reduce either the Merger Consideration, the payment terms for fractional interests or the intended tax treatment of the Merger. No waiver or modification of this Agreement or of any covenant, condition, or limitation herein contained shall be valid unless in writing and duly executed by the party to be charged therewith. No evidence of any waiver or modification shall be offered or received in evidence at any proceeding, arbitration, or litigation between the parties hereto arising out of or affecting this Agreement, or the rights or obligations of the parties hereunder, unless such waiver or modification is in writing, duly executed as aforesaid.

7.5  Amendment or Supplement

This Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and Republic, subject to the proviso to Section 7.4.

7.6  Termination Fee

(a) In the event that this Agreement is terminated (and in the case of a termination by BB&T such termination is effected by a writing identifying which of the provisions of Section 7.1 is being invoked):

(i) by either BB&T or Republic pursuant to Section 7.1(e) and (A) at the time of the meeting of the Republic shareholders referred to in Section 5.1 (or at any adjournment thereof) a Republic Acquisition Proposal shall have been publicly disclosed and not withdrawn or (B) prior to such shareholders’ meeting, Republic’s Board of Directors shall have withdrawn its recommendation or refused to recommend to the shareholders of Republic that they vote to approve the Plan of Merger;

(ii) by BB&T pursuant to Section 7.1(g);

(iii) by BB&T pursuant to Section 7.1(b) as a result of a breach by Republic of Section 5.1 or Section 5.9(k)); or

(iv) by BB&T pursuant to Section 7.1(b) as a result of any knowing, willful or intentional breach of this Agreement on the part of Republic (other than a breach by Republic of Section 5.1 or Section 5.9(k)), and: (1) at the time of such termination Republic shall not be entitled to terminate the Agreement pursuant to Section 7.1(b); and (2) (A) a Republic Acquisition Proposal shall have been publicly disclosed at or before the time of such breach; or (B) an overture from a bona fide person or entity shall have been communicated to the Republic Board of Directors at or before the time of such breach to engage in an agreement, plan or transaction to acquire or purchase all or a substantial portion of the assets of or a substantial equity interest in, or to effect any recapitalization, liquidation or dissolution involving, or a business combination or other similar transaction with, Republic or any Republic Subsidiary (including, without limitation, a bona fide tender offer or exchange offer to purchase Republic common stock) other than with BB&T or a BB&T Subsidiary;

and, within fifteen (15) months of such termination, Republic consummates, or enters into a definitive agreement with respect to consummation of, a Republic Acquisition Proposal (an “Alternative Transaction Event”), then Republic shall within two Business Days after the occurrence of such Alternative Transaction Event, pay to BB&T a termination fee equal to $17,000,000 (the “Termination Fee”) by wire transfer of immediately available funds. The Termination Fee shall be in addition to any other rights that BB&T may have under this Agreement, and shall be payable without regard to any expenses to be paid pursuant to Section 8.1.

(b) Republic acknowledges that the agreements contained in Section 7.6(a) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, BB&T would not enter into this Agreement; accordingly, if Republic fails promptly to pay any amount due pursuant to Section 7.6(a) and, in order to obtain such payment, BB&T commences a suit which results in a judgment against Republic for all or a substantial portion of the payment set forth in Section 7.6(a), Republic shall pay to BB&T its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the Termination Fee from the date that payment was required to be made until the date payment is made at the prime rate of Branch Banking and Trust Company in effect on the date payment was required to be made plus two percentage points.

ARTICLE VIII

MISCELLANEOUS

8.1  Expenses

Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel; provided, however, that the filing fees and printing costs incurred in connection with the Registration Statement and the Proxy Statement/Prospectus shall be borne 50% by BB&T and 50% by Republic.

8.2  Entire Agreement

This Agreement, including the documents and other writings referenced herein or delivered pursuant hereto and the Confidentiality Agreement (the “BB&T/Republic Confidentiality Agreement”) between BB&T and Keefe Bruyette & Woods on behalf of Republic dated October 20, 2003, contains the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersedes all arrangements or understandings with respect thereto, written or oral, entered into on or before the date hereof; provided that the terms of the BB&T/Republic Confidentiality Agreement shall not be construed to prevent or otherwise restrict the disclosure of information by BB&T and/or Republic in the Proxy Statement/Prospectus, the Registration Statement, other filings with the Commission and other governmental authorities and agencies or other disclosures (including, without limitation, press releases) to the extent required under applicable laws or regulations. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities, except for the rights of directors and officers of Republic to enforce rights in Sections 5.13, 5.17 and 5.18, which shall inure to the benefit of and be enforceable by the persons referred to therein and their respective heirs and representatives.

8.3  No Assignment

Except for a substitution of parties pursuant to Section 5.4(a), none of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, except upon the prior written consent of each other party.

8.4  Notices

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight express courier or by facsimile transmission, addressed or directed as follows:

If to Republic:

William R. Falzone

Republic Bancshares, Inc.

111 Second Avenue N.E.

St. Petersburg, Florida 33701

Telephone: (727) 502-3771

Fax: (727) 502-3902

With a required copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn: Edward D. Herlihy

Telephone: 212-403-1000

Fax: 212-403-2000

If to BB&T:

Scott E. Reed

150 South Stratford Road

4th Floor

Winston-Salem, North Carolina 27104

Telephone: 336-733-3088

Fax: 336-733-2296

With a required copy to:

William A. Davis, II

Womble Carlyle Sandridge & Rice, PLLC

One West Fourth Street

Winston-Salem, North Carolina 27101

Telephone: 336-721-3624

Fax: 336-733-8364

Any party may by notice change the address to which notice or other communications to it are to be delivered.

8.5  Captions

The captions contained in this Agreement are for reference only and are not part of this Agreement.

8.6  Counterparts

This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.7  Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the principles of conflicts of laws, except to the extent federal law may be applicable.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

BB&T CORPORATION

By:
Name: John A. Allison, IV Title: Chairman and Chief Executive Officer

REPUBLIC BANCSHARES, INC.

By:
Name: William R. Klich Title: President and Chief Executive Officer

Annex A

PLAN OF MERGER

OF

REPUBLIC BANCSHARES, INC.

WITH

BB&T CORPORATION

Section 1. Corporations Proposing to Merge and Surviving Corporation. Republic Bancshares, Inc., a Florida corporation (“Republic”) shall be merged (the “Merger”) into BB&T Corporation, a North Carolina corporation (“BB&T”), pursuant to the terms and conditions of this Plan of Merger (the “Plan of Merger”) and of the Agreement and Plan of Reorganization, dated as of December 1, 2003 between Republic and BB&T (the “Agreement”). The effective time for the Merger (the “Effective Time”) shall be set forth in the Articles of Merger to be filed with the Secretary of State of North Carolina and with the Florida Department of State. BB&T shall continue as the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of Republic shall cease.

Section 2. Effects of the Merger. The Merger shall have the effects set forth in Section 55-11-06 of the North Carolina Business Corporation Act (the “NCBCA”) and Section 607.1106 of the Florida Business Corporation Act (the “FBCA”).

Section 3. Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of BB&T as in effect immediately prior to the Effective Time shall remain in effect as the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time, until changed in accordance with their terms and the NCBCA.

Section 4. Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Republic or the holders of record of Republic common stock, each share of Republic common stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of Republic common stock (as provided in subsection (d) below), the Merger Consideration (as defined in Section 5(a)).

(b) Each share of BB&T common stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

(c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of Republic common stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration and any declared and unpaid dividends with respect to Republic common stock. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of Republic common stock. With respect to any certificate for Republic common stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T’s standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, Republic’s transfer books shall be closed and no transfer of the shares of Republic common stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

(d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each Republic shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of Republic common stock. Upon proper surrender of such certificates or other evidence of ownership meeting the requirements of Section 4(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration in the form elected or deemed elected.

(e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time that have been declared or made by Republic in respect of shares of Republic common stock in accordance with the terms of the Agreement and that remain unpaid at the Effective Time, subject to compliance by Republic with the terms of the Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T common stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T common stock issuable pursuant to the Agreement, but no dividend or other distribution payable to the holders of record of BB&T common stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing Republic common stock until such holder surrenders such certificate for exchange as provided in this Section 4. Upon surrender of such certificate, both the Merger Consideration (without interest) and any undelivered dividends payable hereunder (without interest) shall be delivered and paid with respect to the shares of Republic common stock represented by such certificate.

(f) Subject to the election and allocation procedures set forth in this Section 4 and Section 5, each record holder of Republic common stock as of the Election Deadline (as defined in clause (g) below) will be entitled to elect the form of Merger Consideration in Section 5. All such elections shall be made on a form provided by BB&T for that purpose (“Form of Election”). BB&T and Republic will mail the Form of Election on or shortly after the date the proxy statement/prospectus is mailed to the shareholders of Republic.

(g) Any election for the purposes of this Section 4 and Section 5 will be effective only if BB&T has received a properly completed and signed Form of Election by the Election Deadline. The “Election Deadline” means 5:00 p.m., Winston-Salem, North Carolina time, on the date of Republic’s shareholders’ meeting to vote on the Agreement and this Plan of Merger. A Form of Election may be revoked or changed by the person submitting such Form of Election or any other person to whom the subject shares are subsequently transferred by written notice by such person to BB&T at or prior to the Election Deadline. All Forms of Election will be deemed to be revoked if the Agreement has been terminated in accordance with its terms.

(h) Any holder of Republic common stock as of the Effective Time who does not submit a properly completed and signed Form of Election that is received by BB&T at or prior to the Election Deadline, will be deemed to have made the Stock Election in Section 5(a)(i) for all purposes herein. BB&T will have the discretion to disregard immaterial defects in Forms of Election. If BB&T or its designee reasonably determines that any purported Stock Election or Cash Election was not properly made, such purported election will be deemed to be of no force and effect and the holder making such election will be deemed to have made the Stock Election in Section 5(a)(i) for all purposes herein.

Section 5. Merger Consideration.

(a) As used herein, the term “Merger Consideration” per share of Republic common stock shall mean the consideration described in (i) or (ii) below, as elected as provided in Section 4 by each Republic shareholder, and subject to adjustment as provided in paragraph (b) of this Section 5:

(i) .81 (the “Exchange Ratio”) shares of BB&T common stock (to the nearest ten thousandth of a share) to be exchanged for each share of Republic common stock subject to this election and owned by the shareholder as of the Effective Time (the “Stock Election”); or

(ii) $31.79 in cash for each share of Republic common stock subject to this election and owned by the shareholder as of the Effective Time (the “Cash Election”).

2

Each Republic shareholder shall be permitted to make any combination of the Stock Election and the Cash Election in whole share increments with respect to the shareholder’s shares of Republic common stock.

(b) Notwithstanding paragraph (a) preceding, in no event shall the amount of cash payable pursuant to the aggregate of the Cash Elections and pursuant to Section 5(c) (the “Aggregate Cash Amount”) exceed the lesser of (i) 55% of the value of the aggregate Merger Consideration (including cash payable pursuant to Section 5(c)), determined by valuing shares of BB&T common stock at the Closing Value (as defined in clause (c) below), or (ii) the product of $12.72 multiplied by the number of shares of Republic common stock outstanding at the close of business on the Closing Date (as defined in the Agreement) (the lesser of such amounts being referred to herein as the “Maximum Cash Amount”). In the event that the Aggregate Cash Amount shall exceed the Maximum Cash Amount, the Merger Consideration distributable to each Republic shareholder shall be adjusted by taking the following steps: (1) determine the amount by which the Aggregate Cash Amount exceeds the Maximum Cash Amount; (2) allocate the excess amount in (1) among all Republic shareholders making the Cash Election in the proportion that the amount of cash payable to each Republic shareholder pursuant to the election under Section 4 (without giving effect to any reduction pursuant to this Section 5(b)) bears to the Aggregate Cash Amount (the amount allocated to each shareholder is referred to herein as the “Shareholder Cash Excess”); (3) determine the number of whole shares of BB&T common stock having a value (valued at $39.25 per share) equal to the Shareholder Cash Excess (if the Shareholder Cash Excess is not evenly divisible by $39.25, the number of shares determined by dividing the Shareholder Cash Excess by $39.25 shall be rounded up to the next whole share), and (4) add the number of shares of BB&T common stock in (3) to the shares, if any, of BB&T common stock that the Republic shareholder will receive pursuant to the Stock Election of such Republic shareholder and reduce the amount of cash subject to the Cash Election of the shareholder by the value (at $39.25 per share) of such number of shares of BB&T common stock in (3).

(c) Cash (without interest) will be payable in exchange for any fractional share of BB&T common stock which would otherwise be distributable to a Republic shareholder, as determined following application of (a) and (b) of this Section 5. The amount of cash payable with respect to any fractional share of BB&T common stock shall be determined by multiplying the fractional part of such share by the Closing Value. The “Closing Value” shall mean the average of the high and low price per share of BB&T common stock on the NYSE as reported on NYSEnet.com on the date of the Effective Time (as of 4:00 p.m. eastern time).

Section 6. Conversion of Stock Options and Stock Appreciation Rights.

(a) At the Effective Time, each Stock Option and SAR (both terms used herein as defined in the Agreement) then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be converted into and become rights with respect to BB&T common stock, and BB&T shall assume each Stock Option and SAR in accordance with the terms of the Stock Option Plans (used herein as defined in the Agreement), except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for Republic and the Committee of Republic’s Board of Directors with respect to administering the Stock Option Plans, (ii) each Stock Option and SAR assumed by BB&T may be exercised solely for shares of BB&T common stock, or in the case of a SAR, a cash payment in respect of the value of shares of BB&T common stock, (iii) the number of shares of BB&T common stock subject to each such Stock Option and with respect to each SAR shall be the number of whole shares of BB&T common stock (omitting any fractional share) determined by multiplying the number of shares of Republic common stock subject to such Stock Option or SAR immediately prior to the Effective Time by the Exchange Ratio, and (iv) the per share exercise price under each such Stock Option and SAR shall be adjusted by dividing the per share exercise price under each such Stock Option and SAR by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options or stock appreciation rights under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the “BB&T Option Plan”) for all or a part of the Stock Options or SARs, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options or SARs and shall be tax neutral to the option holder; and (C) the substituted options or stock appreciation rights shall continue in effect on the

3

same terms and conditions as provided in the Stock Option or SAR agreements and the Stock Option Plans governing each Stock Option and SAR. BB&T shall cause each grant of a converted or substitute option or stock appreciation right to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Commission Rule 16b-3 (a “Continuing Insider”) to be duly approved in accordance with the provisions of Rule 16b-3 such that the receipt thereof shall be exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (BB&T and Republic agreeing that, in order to most effectively compensate and retain Continuing Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that Continuing Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law as a result of any deemed purchase or sale for purposes of Section 16(b) arising in connection with the exchange and/or conversion of shares of Republic common stock and Stock Options and SARs in the Merger). Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and Republic agree to take all necessary steps to effectuate the foregoing provisions of this Section 6. BB&T has reserved and shall continue to reserve adequate shares of BB&T common stock for delivery upon exercise of any converted or substitute options. Within fifteen days after the Effective Time, if it has not already done so, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T common stock subject to converted or substitute options and shall maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the Stock Option Plans assumed pursuant to this Section 6 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. Republic hereby represents that the Stock Option Plans in their current forms have been administered in compliance with Rule 16b-3 to the extent, if any, required as of the date hereof.

(b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options or stock appreciation rights under the BB&T Option Plan an appropriate notice setting forth such participant’s rights pursuant thereto.

(c) Eligibility to receive new stock option grants following the Effective Time with respect to BB&T common stock shall be determined by BB&T in accordance with its plans and procedures as in effect from time to time, and subject to any contractual obligations.

Section 7. Amendment or Supplement. The Agreement or this Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and Republic, provided that no such amendment or supplement executed after approval by the Republic shareholders of the Agreement and the Plan of Merger shall reduce either the Merger Consideration, the payment terms for fractional interests or the intended tax treatment of the Merger.

Section 8. Anti-Dilution. In the event BB&T changes the number of shares of BB&T common stock issued and outstanding at or prior to the Effective Time as a result of any reclassification, recapitalization, stock split, stock dividend or other similar event, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be at or prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

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Appendix B

December 1, 2003

The Board of Directors

Republic Bancshares, Inc.

111 Second Avenue, N.E.

St. Petersburg, Florida 33701

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Republic Bancshares, Inc. (“Republic”) of the merger consideration in the proposed merger (the “Merger”) of Republic into BB&T Corporation (“BB&T”), pursuant to the Agreement and Plan of Reorganization, dated as of December 1, 2003, between Republic and BB&T (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock of Republic, par value $2.00 per share, will be converted into the right to receive, at the election of a Republic shareholder, (a) 0.81 shares of BB&T common stock, par value $5.00 per share (the “Stock Election”), (b) cash in the amount of $31.79 (the “Cash Election”) or (c) any combination of the Stock Election and the Cash Election; subject to the formulas and certain adjustments as set forth in the Agreement.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Republic and BB&T, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Republic and BB&T for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of Republic in rendering this fairness opinion and will receive a fee from Republic for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Republic and BB&T and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2002, 2001 and 2000 of Republic; (iii) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2002, 2001 and 2000 of BB&T; (iv) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Republic and certain other communications from Republic to its respective shareholders; (v) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of BB&T and certain other communications from BB&T to its respective shareholders; and (vi) other financial information concerning the businesses and operations of Republic and BB&T furnished to us by Republic and BB&T for purposes of our analysis. We have also held discussions with senior management of Republic and BB&T regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Republic and BB&T with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied

B-1

upon the management of Republic and BB&T as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Republic and BB&T are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Republic or BB&T, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Republic and BB&T; (ii) the assets and liabilities of Republic and BB&T; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof, and does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Republic or any other business combination in which Republic might engage.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the merger consideration in the Merger is fair, from a financial point of view, to the shareholders of Republic.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

B-2

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his or her defense of a proceeding to which he or she is a party because of his or her status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he or she is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him or her, the corporation may not indemnify him or her. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in the statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

The registrant’s bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his or her status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of the registrant; and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

The registrant’s articles of incorporation provide for the elimination of the personal liability of each director of the registrant to the fullest extent permitted by law.

The registrant maintains directors’ and officers’ liability insurance that, in general, insures: (i) the registrant’s directors and officers against loss by reason of any of their wrongful acts; and (ii) the registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors’ and officers’ liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(b)).

Item 21.    Exhibits and Financial Statement Schedules

(a)  The following documents are filed as exhibits to this registration statement on Form S-4:

Exhibit No.		Description

2		Agreement and Plan of Reorganization dated as of December 1, 2003 between Republic Bancshares, Inc. and BB&T Corporation (included as Appendix A to the proxy statement/prospectus)

3	(a)(i)	Amended and Restated Articles of Incorporation of the Registrant, which are incorporated by reference to Exhibit 3(a) of BB&T’s Annual Report on Form 10-K filed March 17, 1997

3	(a)(ii)	Articles of Amendment to the Articles of Incorporation, which are incorporated by reference to Exhibit 3(a)(ii) filed in the Annual Report on Form 10-K, filed March 18, 1998

3	(b)(i)	Bylaws of the Registrant, as amended, which are incorporated by reference to Exhibit 3(b) of BB&T’s Annual Report on Form 10-K filed March 18, 1998

3	(b)(ii)	Articles of Amendment to the Bylaws of the Registrant, which are incorporated by reference to Exhibit 3(b)(ii) of BB&T’s Quarterly Report on Form 10-Q filed May 13, 2002

4	(a)

Articles of Amendment to Amended and Restated Articles of Incorporation of BB&T related to Junior Participating Preferred Stock, which is incorporated by reference to Exhibit 3(a) of BB&T’s Annual Report on Form 10-K filed March 17, 1997

4	(b)

Rights Agreement dated as of December 17, 1996 between BB&T and Branch Banking and Trust Company, Rights Agent, which is incorporated by reference to Exhibit 1 of BB&T’s Form 8-A filed January 10, 1997

4	(c)

Subordinated Indenture (including Form of Subordinated Debt Security) between BB&T and State Street Bank and Trust Company, Trustee, dated as of May 24, 1996, which is incorporated by reference to Exhibit 4(d) of BB&T’s registration statement on Form S-3 (no. 333-02899)

4	(d)

Senior Indenture (including Form of Senior Debt Security) between BB&T and State Street Bank and Trust Company, Trustee, dated as of May 24, 1996, which is incorporated by reference to Exhibit 4(c) of BB&T’s registration statement on Form S-3 (no. 333-02899)

4	(e)

First Supplemental Indenture between BB&T and U.S. Bank National Association, Trustee, dated as of December 23, 2003, which is incorporated by reference to Exhibit 4 of BB&T’s Current Report on Form 8-K filed December 23, 2003

5		Opinion of Womble Carlyle Sandridge & Rice, PLLC

8		Opinion of Womble Carlyle Sandridge & Rice, PLLC

23	(a)	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5)

23	(b)	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 8)

23	(c)	Consent of Deloitte & Touche LLP

23	(d)	Consent of PricewaterhouseCoopers LLP

23	(e)	Consent of Keefe, Bruyette & Woods, Inc.

24	(a)	Power of Attorney*

24	(b)	Certified Resolution of Board of Directors of BB&T*

99	(a)	Form of Republic Bancshares, Inc. Proxy Card

99	(b)	Form of Election

*	previously filed

(b)  Financial statement schedules: Not applicable.

(c)  Reports, opinion or appraisals: The opinion of Keefe, Bruyette & Woods, Inc. is included as Appendix B to the proxy statement/prospectus.

Item 22.    Undertakings

A.    The undersigned registrant hereby undertakes:

1.    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

2.    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

D.    The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

E.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

F.    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

G.    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on March 10, 2004.

BB&T CORPORATION

By:	/s/ Scott E. Reed
Name:	Scott E. Reed
Title:	Senior Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on March 10, 2004.

/s/ John A. Allison IV*		/s/ Scott E. Reed
Name: Title:	John A. Allison IV Chairman of the Board and Chief Executive Officer (principal executive officer)	Name: Title:	Scott E. Reed Senior Executive Vice President and Chief Financial Officer (principal financial officer)

/s/ Henry G. Williamson, Jr.*		/s/ Jennifer S. Banner*
Name: Title:	Henry G. Williamson, Jr. Chief Operating Officer	Name: Title:	Jennifer S. Banner Director

/s/ Nelle Ratrie Chilton*		/s/ Alfred E. Cleveland*
Name: Title:	Nelle Ratrie Chilton Director	Name: Title:	Alfred E. Cleveland Director

/s/ Ronald E. Deal*		/s/ Tom D. Efird*
Name: Title:	Ronald E. Deal Director	Name: Title:	Tom D. Efird Director

/s/ Barry J. Fitzpatrick*		/s/ Paul S. Goldsmith*
Name: Title:	Barry J. Fitzpatrick Director	Name: Title:	Paul S. Goldsmith Director

/s/ L. Vincent Hackley*		/s/ Jane P. Helm*
Name: Title:	Dr. L. Vincent Hackley Director	Name: Title:	Jane P. Helm Director

/s/ Richard Janeway, M.D.*		/s/ J. Ernest Lathem, M.D.*
Name: Title:	Dr. Richard Janeway Director	Name: Title:	J. Ernest Lathem, M.D. Director

/s/ James H. Maynard*		/s/ Albert O. McCauley*
Name: Title:	James H. Maynard Director	Name: Title:	Albert O. McCauley Director

/s/ J. Holmes Morrison*		/s/ Richard L. Player, Jr.*
Name: Title:	J. Holmes Morrison Director	Name: Title:	Richard L. Player, Jr. Director

/s/ Nido R. Qubein*		/s/ E. Rhone Sasser*
Name: Title:	Nido R. Qubein Director	Name: Title:	E. Rhone Sasser Director

/s/ Jack E. Shaw*		/s/ Albert F. Zettlemoyer*
Name: Title:	Jack E. Shaw Director	Name: Title:	Albert F. Zettlemoyer Director

*By:	/s/ Scott E. Reed	/s/ Edward D. Vest
	Scott E. Reed Attorney-in-Fact	Name: Title:	Edward D. Vest Senior Vice President and Corporate Controller (principal accounting officer)

Exhibit No.		Description

2		Agreement and Plan of Reorganization dated as of December 1, 2003 between Republic Bancshares, Inc. and BB&T Corporation (included as Appendix A to the proxy statement/prospectus)

3	(a)(i)	Amended and Restated Articles of Incorporation of the Registrant, which are incorporated by reference to Exhibit 3(a) of BB&T’s Annual Report on Form 10-K filed March 17, 1997

3	(a)(ii)	Articles of Amendment to the Articles of Incorporation, which are incorporated by reference to Exhibit 3(a)(ii) filed in the Annual Report on Form 10-K, filed March 18, 1998

3	(b)(i)	Bylaws of the Registrant, as amended, which are incorporated by reference to Exhibit 3(b) of BB&T’s Annual Report on Form 10-K filed March 18, 1998

3	(b)(ii)	Articles of Amendment to the Bylaws of the Registrant, which are incorporated by reference to Exhibit 3(b)(ii) of BB&T’s Quarterly Report on Form 10-Q filed May 13, 2002

4	(a)

Articles of Amendment to Amended and Restated Articles of Incorporation of BB&T related to Junior Participating Preferred Stock, which is incorporated by reference to Exhibit 3(a) of BB&T’s Annual Report on Form 10-K filed March 17, 1997

4	(b)

Rights Agreement dated as of December 17, 1996 between BB&T and Branch Banking and Trust Company, Rights Agent, which is incorporated by reference to Exhibit 1 of BB&T’s Form 8-A filed January 10, 1997

4	(c)

Subordinated Indenture (including Form of Subordinated Debt Security) between BB&T and State Street Bank and Trust Company, Trustee, dated as of May 24, 1996, which is incorporated by reference to Exhibit 4(d) of BB&T’s registration statement on Form S-3 (no. 333-02899)

4	(d)

Senior Indenture (including Form of Senior Debt Security) between BB&T and State Street Bank and Trust Company, Trustee, dated as of May 24, 1996, which is incorporated by reference to Exhibit 4(c) of BB&T’s registration statement on Form S-3 (no. 333-02899)

4	(e)

First Supplemental Indenture between BB&T and U.S. Bank National Association, Trustee, dated as of December 23, 2003, which is incorporated by reference to Exhibit 4 of BB&T’s Current Report on Form 8-K filed December 23, 2003

5		Opinion of Womble Carlyle Sandridge & Rice, PLLC

8		Opinion of Womble Carlyle Sandridge & Rice, PLLC

23	(a)	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5)

23	(b)	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 8)

23	(c)	Consent of Deloitte & Touche LLP

23	(d)	Consent of PricewaterhouseCoopers LLP

23	(e)	Consent of Keefe, Bruyette & Woods, Inc.

24	(a)	Power of Attorney*

24	(b)	Certified Resolution of Board of Directors of BB&T*

99	(a)	Form of Republic Bancshares, Inc. Proxy Card

99	(b)	Form of Election

  *  previously filed

(b)  Financial statement schedules: Not applicable.

(c)  Reports, opinion or appraisals: The opinion of Keefe, Bruyette & Woods, Inc. is included as Appendix B to the proxy statement/prospectus.